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TABLE OF CONTENTS

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

MILLENNIAL MEDIA, INC.,

NEPTUNE MERGER SUB I, INC.,

NEPTUNE MERGER SUB II, LLC,

NEXAGE, INC.,

AND

FORTIS ADVISORS LLC,

AS SECURITYHOLDER REPRESENTATIVE

Dated as of September 23, 2014

i

 INDEX OF EXHIBITS AND SCHEDULES

Exhibit	Description
Exhibit A	Form of Stockholder Consent
Exhibit B-1	Form of Stockholder Joinder Agreement
Exhibit B-2	Form of Optionholder Joinder Agreement
Exhibit C-1	Form of Certificate of Merger for First Merger
Exhibit C-2	Form of Certificate of Merger for Second Merger
Exhibit D	Form of Lock-Up Agreement
Exhibit E	Form of Convertible Promissory Note
Schedule	Description
Schedule 2.11	Retention Equity Amount
Schedule 6.9	Interested Party Contracts Not Terminated
Schedule 6.17	Bridge Financing Amount
Schedule 7.2(c)	List of Persons Executing the Optionholder Joinder Agreement
Schedule 7.2(e)(iii)	List of Key Employees
Schedule 7.2(p)	List of Company Securityholders party to the Lock-Up Agreement
Company Disclosure Schedule
Parent Disclosure Schedule
Related Agreements Executed Concurrent with this Agreement
Key Employee Offer Letter
Key Employee Nondisclosure, Noncompetition, Non-solicitation and Developments Agreement
Registration Rights Agreement

 INDEX OF DEFINED TERMS

Term	Section
$	Article I
280G Stockholder Approval	6.8
401(k) Plan	6.16
2011 Financials	3.8(a)
2012 Financials	3.8(a)
2013 Financials	3.8(a)
2014 Financials	3.8(a)
Accountants	2.9(b)(ii)
Accredited Investor	2.6(a)(i)
Additional Per Share Consideration	Article I
Additional Per Vested Company Option Consideration	Article I
Additional Per Warrant Consideration	Article I
Advisory Group	9.8(b)
affiliate	Article I
Agreement	Preamble
Alternative Transaction	Article I
Antitrust Filings	6.4(b)(i)
Antitrust Laws	3.7
Balance Sheet Date	3.8(a)
Base Cash Consideration	Article I
Basket	9.4(a)
Business Day(s)	Article I
Certificate of Incorporation	3.1(a)
Certificate of Merger	2.2
Certificates	Article I
Certification Form	2.6(a)(i)
Charter Documents	3.1(a)
Claim Certificate	9.5(a)
Claim Date	9.5(a)
Closing	2.2
Closing Balance Sheet	2.9(b)(i)
Closing Date	2.2
Closing Net Working Capital	2.9(b)(iii)
Closing Per Option Cash Consideration	Article I
Closing Per Vested Company Option Consideration	Article I
Closing Per Vested Option Exchange Consideration	Article I
Closing Per Warrant Consideration	Article I
Closing Percentage	Article I
Closing Stock Consideration	Article I
Code	Article I
Company	Preamble
Company Authorizations	3.17
Company Capital Stock	Article I
Company Common Stock	Article I
Company Disclosure Schedule	Article III
Company Employee Plan	Article I
Company Indemnified Parties	6.16(a)
Company Intellectual Property	3.14(a)

v

Term	Section
Company Knowledge Parties	Article I
Company Options	Article I
Company Preferred Stock	Article I
Company Products	3.14(a)
Company Registered Intellectual Property	3.14(a)
Company Representative	5.2
Company Securityholder	Article I
Company Stock Certificates	2.8(c)(ii)
Company Stockholder	Article I
Company Surviving Representations	9.1
Company Technology	3.14(a)
Company Warrants	Article I
Confidential Information	6.2
Conflict	3.6
Consultant Proprietary Information Agreement	3.14(k)
Contaminants	3.14(r)
Continuing Employees	6.26(a)
Contract	Article I
Contributor	3.14(k)
Controlling Party	9.7
Current Assets	Article I
Current Balance Sheet	3.8(a)
Current Liabilities	Article I
DGCL	Recitals
Director and Officer Resignation Letter	6.12
Dispute Notice	2.9(b)(ii)
Dissenting Shares	2.7(a)
Dollars	Article I
Effective Time	2.2
Employee	3.23(a)
Employee Proprietary Information Agreement	3.14(k)
ERISA	Article I
ERISA Affiliate	Article I
Escrow Agent	Article I
Escrow Agreement	Article I
Escrow Amount	Article I
Escrow Fund	Article I
Escrow Percentage	Article I
Escrow Release Time	Article I
Estimated Closing Balance Sheet	2.9(a)(i)
Estimated Net Working Capital	2.9(a)(i)
Estimated Net Working Capital Adjustment Amount	2.9(a)(ii)
Exchange Act	Article I
Exchange Agent	2.8(a)
Exchange Documents	2.8(c)(ii)
Exchanged Unvested Option	2.6(c)(iii)
Exchanged Vested Option	2.6(c)(ii)
Excess Notes	6.17
Expense Fund	2.14
Final Net Working Capital Adjustment Amount	2.9(b)(iii)

Term	Section
Final Closing Balance Sheet	2.9(b)(ii)
Final Surviving Entity	2.1
Financials	3.8(a)
Firm	11.12
FIRPTA Compliance Certificate	6.6
First Merger	Recitals
First Step Surviving Corporation	2.1
Fully Diluted Share Amount	Article I
GAAP	Article I
Governmental Entity	3.7
Holder Indemnified Parties	9.2(b)
HSR Act	3.7
Indebtedness	Article I
Indemnified Parties	9.2(b)
Indemnifying Holders	Article I
Indemnifying Party	9.5(a)
Indemnity Pro Rata Share	Article I
Infringe	3.14(a)
Infringement	3.14(a)
Intellectual Property	3.14(a)
Intellectual Property Rights	3.14(a)
IRS	Article I
Key Employee Offer Letter	Recitals
Key Employees	Recitals
Knowledge	Article I
Letter of Intent	Article I
Letters of Transmittal	2.8(c)(ii)
Liabilities	Article I
Liability	Article I
Licensed IP	3.14(f)
Lien	Article I
Lock-Up Agreement	7.2(p)
Losses	Article I
Material Adverse Effect	Article I
Material Contract	3.15(b)
Material Contracts	3.15(b)
Merger	Recitals
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Moral Rights	3.14(a)
Multiemployer Plan	Article I
Net Working Capital	Article I
Net Working Capital Target	Article I
Non-Competition Agreements	Recitals
Non-Controlling Party	9.7
Objection Deadline	9.5(b)(i)
Objection Notice	9.5(b)(i)
Open Source Software	3.14(n)
Option Exchange Ratio	Article I

Term	Section
Option Proportion Ratio	Article I
Optionholder and Warrantholder Letters of Transmittal	2.8(c)(i)
Optionholder Joinder Agreement	Article I
Outside Date	10.1(b)
Parent	Preamble
Parent Awards	4.5(b)
Parent Common Stock	Recitals
Parent Disclosure Schedule	Article IV
Parent Financial Statements	4.6
Parent Indemnified Parties	9.2(a)
Parent Plans	6.26
Parent SEC Reports	4.6
Parent Stock Price	Article I
Parent Stockholders' Meeting	6.19
Participating Closing Cash Consideration	Article I
Participating Closing Per Share Consideration	Article I
Participating Holders	Article I
Participating Share Amount	Article I
Patents	3.14(a)
Payable Claim	9.5(d)
Per Share Consideration	Article I
Permitted Liens	Article I
Person	Article I
Personal Information	3.14(a)
Post-Closing Indemnification Period	6.16(a)
Pre-Closing Straddle Period	Article I
Pre-Closing Straddle Period Taxes	Article I
Pre-Closing Tax Period	Article I
Pre-Closing Taxes	Article I
Privacy Laws	3.14(a)
Privacy Notices	3.14(p)(i)
Privacy Policies	3.14(p)(i)
Proposal	5.2
Proprietary Information and Inventions Assignment Agreement	Recitals
Registered Intellectual Property	3.14(a)
Registration Rights Agreement	Recitals
Related Agreements	Article I
Remedies	6.4(c)(i)
Reorganization	Recitals
Required Financial Statements	6.18
Required Parent Stockholder Vote	Article I
Resolved Claims	9.5(c)
Restricted Shares	2.8(d)
Returns	3.11(a)(i)
SEC	3.29
Second Certificate of Merger	2.2
Second Effective Time	2.2
Second Merger	Recitals
Section 262 Notice	2.10(c)
Section 280G Payments	6.8

Term	Section
Securities Act	Article I
Securityholder Representative	Preamble
Securityholder Representative Expense	9.8(b)
Securityholder Representative Group	9.8(b)
Series A Preferred Stock	Article I
Series A Warrant	Article I
Series B Preferred Stock	Article I
Series B Warrant	Article I
Settled Claims	9.5(c)
Shrink-Wrap Code	3.14(a)
Spreadsheet	6.14
Standard Form Agreements	3.14(g)
Stock Plan	3.2(c)
Stockholder Consent	Recitals
Stockholder Joinder Agreement	Recitals
Stockholder Letter of Transmittal	2.8(c)(ii)
Stockholder Notices	2.10(b)
Straddle Period	Article I
subsidiary	Article I
Survival Date	9.1
Tax	Article I
Taxes	Article I
Tax Contest	8.2
Technology	3.14(a)
Total Cash Consideration	Article I
Total Consideration	Article I
Total Parent Stock Consideration	Article I
Trade Secrets	3.14(a)
Trademarks	3.14(a)
Transaction Expenses	Article I
Unobjected Claim	9.5(b)(ii)
Unresolved Claim	9.5(d)
Unvested Company Option	Article I
User Documentation	3.14(a)
Vested Company Option	Article I
WARN	3.23(d)
Willful Misrepresentation	Article I

* * * * *

        THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of September 23, 2014, by and among Millennial Media, Inc., a Delaware corporation ("Parent"), Neptune Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub I"), Neptune Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent ("Merger Sub II" and together with Merger Sub I, the "Merger Subs"), Nexage, Inc., a Delaware corporation (the "Company"), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as Securityholder Representative (the "Securityholder Representative").

RECITALS

        A.    Parent, the Merger Subs and the Company intend to effect a reorganization (the "Reorganization") in which, as steps in a single, integrated transaction, (a) Merger Sub I will merge with and into the Company in accordance with this Agreement and the Delaware General Corporation Law (the "DGCL") (the "First Merger"), Merger Sub I will cease to exist, and the Company will become a direct, wholly owned subsidiary of Parent, and (b) as part of the same overall transaction, the Company will merge with and into Merger Sub II, the Company will cease to exist, and Merger Sub II will survive as a direct, wholly owned subsidiary of Parent (the "Second Merger" and, collectively or in seriatim with the First Merger, as appropriate, the "Merger").

        B.    The Boards of Directors of each of Parent, Merger Sub I and the Company believe it advisable and in the best interests of each corporation and their respective stockholders that Parent, the Company and Merger Sub I enter the First Merger, and in furtherance thereof, have approved this Agreement and the First Merger.

        C.    Parent, the Merger Subs and the Company intend that the First Merger and the Second Merger are integrated steps in the Reorganization and that, for federal income tax purposes, the Reorganization constitutes a "reorganization" within the meaning of Section 368(a) of the Code.

        D.    Pursuant to or in connection with the First Merger, among other things, and subject to the terms and conditions of this Agreement, at the Effective Time:

            (i)  all of the issued and outstanding shares of Company Common Stock and Company Preferred Stock shall (a) for any Company Stockholder who is an Accredited Investor, be converted into a right to receive (I) a number of shares of common stock, par value $0.001 per share, of Parent ("Parent Common Stock") as provided for in this Agreement, (II) cash as provided for in this Agreement and (III) distributions, if any, of Parent Common Stock to be held in an escrow account from and after the Effective Time to secure purchase price adjustment obligations to Parent and indemnification obligations to the Parent Indemnified Parties and (b) for any Company Stockholder who is not an Accredited Investor, be converted into the right to receive (I) cash as provided in this Agreement and (II) distributions, if any, of cash held in an escrow account from and after the Effective Time to secure purchase price adjustment obligations to Parent and indemnification obligations to the Parent Indemnified Parties;

           (ii)  all of the Vested Company Options shall be canceled and extinguished and shall be converted into a right to receive (a) vested options to purchase shares of Parent Common Stock as provided for in this Agreement, (b) cash as provided for in this Agreement and (c) distributions, if any, of cash held in an escrow account from and after the Effective Time to secure purchase price adjustment obligations to Parent and indemnification obligations to the Parent Indemnified Parties;

          (iii)  all of the Unvested Company Options shall be canceled and extinguished in exchange for a right to receive unvested options to purchase shares of Parent Common Stock as provided for in this Agreement; and

          (iv)  all Company Warrants shall be canceled and extinguished, and shall be converted into a right to receive (a) a number of shares of Parent Common Stock as provided for in this Agreement, (b) cash as provided for in this Agreement and (c) distributions, if any, of Parent Common Stock to be held in an escrow account from and after the Effective Time to secure purchase price adjustment obligations to Parent and indemnification obligations to the Parent Indemnified Parties.

        E.    Parent intends to register: (i) the shares of Parent Common Stock to be issued pursuant to clauses (ii) and (iii) of the immediately preceding recital on Form S-8 and (ii) the resales of shares of Parent Common Stock issued pursuant to clauses (i) and (iv) of the immediately preceding recital on, and subject to, the terms and conditions of the Registration Rights Agreement, dated as of the date hereof (the "Registration Rights Agreement"), between Parent and the Securityholder Representative.

        F.     Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent to enter into this Agreement, each of the Persons listed on Schedule 7.2(e) herein (collectively, the "Key Employees") has entered into "at will" employment arrangements with Parent or a subsidiary thereof to be effective immediately after the Closing pursuant to his or her execution and delivery of an offer letter (each, a "Key Employee Offer Letter") and a proprietary information and inventions assignment agreement (each, a "Proprietary Information and Inventions Assignment Agreement"), each on forms acceptable to Parent.

        G.    As an inducement to the willingness of Parent, Merger Sub I and Merger Sub II to enter into this Agreement (but not pursuant to any prior agreement with Parent), (i) holders of at least 95% of the outstanding shares of Company Capital Stock voting together as a single class and on an as-converted basis, and (ii) holders of all of the outstanding shares of Company Preferred Stock, voting together as a single class have indicated that they expect to deliver, following the approval and adoption of this Agreement by the Board of Directors of the Company and immediately following the execution and delivery of this Agreement, (a) their irrevocable approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby pursuant to a written consent of stockholders in the form attached hereto as Exhibit A (the "Stockholder Consent"), (b) specified undertakings, representations, warranties, releases and waivers, in each case pursuant to a written consent, joinder and release, in the form attached hereto as Exhibit B-1 (the "Stockholder Joinder Agreement"), each signed and dated as of the date hereof by such Company Stockholders, pursuant to and in accordance with the applicable provisions of the DGCL and the Charter Documents and (c) their completed and executed Certification Form reasonably acceptable to Parent.

        NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

        For all purposes of this Agreement, the following terms shall have the following respective meanings:

        "Additional Per Share Consideration" shall mean, (a) with respect to each share of Company Capital Stock held by a Participating Holder immediately prior to the Effective Time, a non-transferable contingent right to the number of shares of Parent Common Stock (rounded down to the nearest whole share) to be released from the Escrow Fund pursuant to Sections 2.9(b), 9.5(e)(iii) and 9.5(e)(iv) and (b) with respect to each share of Company Capital Stock held by a Company Securityholder that is not a Participating Holder immediately prior to the Effective Time, cash to be released from the Escrow Fund pursuant to Sections 2.9(b), 9.5(e)(iii) and 9.5(e)(iv).

        "Additional Per Vested Company Option Consideration" shall mean, with respect to each share of Company Common Stock subject to a Vested Company Option outstanding immediately prior to the Effective Time, a non-transferable contingent right to the cash to be released from the Escrow Fund pursuant to Section 2.9(b), 9.5(e)(iii) and 9.5(e)(iv), provided, that, in the case of any Vested Company Option for which the exercise price per share of such Vested Company Option exceeded the Closing Per Vested Company Option Cash Consideration (prior to reduction by the exercise price), the amount of any cash released from the Escrow Fund with respect to a share of Company Common Stock subject to such Vested Company Option shall be reduced by any remaining exercise price; provided further, that if such remaining exercise price equals or exceeds the amount of cash to be released from the Escrow Fund with respect to such Vested Company Option, the amount released shall be zero until such time as the aggregate amount released from the Escrow Fund with respect to such Vested Company Option exceeds any remaining exercise price.

        "Additional Per Warrant Consideration" shall mean, with respect to each share of Company Preferred Stock subject to a Company Warrant outstanding immediately prior to the Effective Time, a non-transferable contingent right to the number of shares of Parent Common Stock (rounded down to the nearest whole share) to be released from the Escrow Fund pursuant to Sections 2.9(b), 9.5(e)(iii) and 9.5(e)(iv).

        "affiliate" shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by Contract or otherwise, and the terms "controlling" and "controlled by" have correlative meanings to the foregoing.

        "Alternative Transaction" shall mean any transaction or series of transactions, or any offer, proposal, inquiry or indication of interest, involving: (a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which any of the Company and its subsidiaries is a constituent corporation, (ii) in which a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 10% of the outstanding securities of any class of voting securities of any of the Company and its subsidiaries, or (iii) in which any of the Company and its subsidiaries issues securities representing more than 10% of the outstanding securities of any class of voting securities of any of the Company and its subsidiaries; (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 10% or more of the consolidated net revenues, net income or assets of any of the Company and its subsidiaries; or (c) any liquidation or dissolution of any of the Company and its subsidiaries.

        "Base Cash Consideration" shall mean twenty-two million five hundred thousand Dollars ($22,500,000), payable in Dollars.

        "Business Day(s)" shall mean each day that is not a Saturday, Sunday or other day on which Parent is closed for business or banking institutions located in Boston, Massachusetts or San Francisco, California are authorized or obligated by law or executive order to close.

        "Certificates" shall mean the certificates certifying the Spreadsheet delivered pursuant to Section 6.14 and the Estimated Closing Balance Sheet and Estimated Net Working Capital delivered pursuant to Section 2.9(a).

        "Closing Per Vested Company Option Cash Consideration" shall mean, in respect of each share of Company Common Stock subject to a Vested Company Option, an amount in cash equal to (a) one (1) minus the Option Proportion Ratio multiplied by (b) (i) the sum of the Participating Total Parent Stock Consideration and the Participating Closing Cash Consideration divided by (ii) the Participating Share Amount minus (iii) the exercise price per share of such Vested Company Option minus (c) the Vested Company Option Escrow Per Share Amount; provided, that, if the exercise price per share of such Vested Company Option equals or exceeds the Closing Per Vested Company Option Cash Consideration (prior to reduction by the exercise price), the Closing Per Vested Company Option Cash Consideration shall be zero.

        "Closing Per Vested Company Option Consideration" shall mean, in respect of each share of Company Common Stock subject to a Vested Company Option, an amount equal to the sum of the Closing Per Vested Company Option Cash Consideration and the Closing Per Vested Company Option Exchange Consideration.

        "Closing Per Vested Company Option Exchange Consideration" shall mean, in respect of each share of Company Common Stock subject to a Vested Company Option, an option to purchase a number of shares of Parent Common Stock as described in Section 2.6(c)(ii).

        "Closing Per Warrant Consideration" shall mean, in respect of each share of Company Preferred Stock subject to a Company Warrant, (i) (a) an amount in cash equal to the Participating Closing Cash Consideration (b) divided by the Participating Share Amount, plus (ii) a number of shares of Parent Common Stock equal to the Closing Stock Consideration divided by the Participating Share Amount (rounded down to the nearest whole number); provided, that 50% of the aggregate exercise price of the Company Warrant shall reduce the cash received by the holder thereof and 50% of the aggregate exercise price of the Company Warrant shall reduce the number of shares of Parent Common Stock received by such holder in consideration for such Company Warrant; provided further, that if the exercise price of such Company Warrant equals or exceeds the Closing Per Warrant Consideration, the Closing Per Warrant Consideration shall be zero.

        "Closing Percentage" shall mean one hundred percent (100%) minus the Escrow Percentage.

        "Closing Stock Consideration" shall mean an amount equal to (i) (a) the Participating Total Parent Stock Consideration minus (b) (A) the Participating Total Parent Stock Consideration plus the Participating Closing Cash Consideration (B) multiplied by the Escrow Percentage divided by (ii) the Parent Stock Price.

        "Code" shall mean the Internal Revenue Code of 1986, as amended.

        "Company Capital Stock" shall mean the Company Common Stock and the Company Preferred Stock, taken together.

        "Company Common Stock" shall mean shares of common stock, par value $0.001 per share, of the Company.

        "Company Employee Plan" shall mean (A) an employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) stock option plans, stock purchase plans, bonus or incentive award plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, executive compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (A) above (other than government benefit or assistance programs); and (C) plans or arrangements providing compensation to directors (other than government benefit or assistance programs), in each case of (A) through (C) only if the Company sponsors, contributes to, or provides benefits under or through such plan, or has any obligation to contribute to or provide benefits under or through such plan, or if such plan provides benefits to or otherwise covers any current or former employee, officer or director of the Company (or their spouses, dependents, or beneficiaries).

        "Company Knowledge Parties" shall mean Ernie Cormier, Mark Connon, Joyce Bell and Dr. Jim Butler.

        "Company Options" shall mean, other than the Company Warrants, all issued and outstanding options, rights and warrants (including commitments to grant options) to purchase or otherwise acquire Company Capital Stock (whether or not vested) held by any Person.

        "Company Preferred Stock" shall mean the Series A Preferred Stock and the Series B Preferred Stock.

        "Company Securityholder" shall mean any holder of Company Capital Stock or any holder of Company Options or the Company Warrants, in each case, as of immediately prior to the Effective Time or, with respect to any time before the Effective Time, any Person that would be a Company Securityholder if the Effective Time were to occur at such time.

        "Company Stockholder" shall mean any holder of Company Common Stock or Company Preferred Stock as of the Effective Time or, with respect to any time before the Effective Time, any Person that would hold Company Common Stock or Company Preferred Stock if the Effective Time were to occur at such time.

        "Company Warrants" shall mean Series A Warrants and the Series B Warrants.

        "Contract" shall mean any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders) as of the date of this Agreement or as may hereafter be in effect.

        "Current Assets" shall mean an amount (without double counting), as of the earlier of (i) the close of business on the day prior to the Closing Date and (ii) the close of business on October 31, 2014, equal to the sum of the Dollar amount of all current assets of the Company and its subsidiaries on a consolidated basis (determined in accordance with GAAP, which shall be applied in a manner consistent with the Financials to the extent they are consistent with GAAP) but excluding any current or deferred Tax assets and Tax receivables.

        "Current Liabilities" shall mean an amount (without double counting), as of the earlier of (i) the close of business on the day prior to the Closing Date and (ii) the close of business on October 31, 2014, equal to the sum of the Dollar amount of (a) all current liabilities of the Company and its subsidiaries (determined in accordance with GAAP, which shall be applied in a manner consistent with the Financials to the extent they are consistent with GAAP), including accounts payable, royalties payable, and other reserves (excluding any such reserves to the extent they relate to items that have been specifically excluded from this definition), accrued bonuses, accrued vacation, employee expense obligations and deferred revenue and all Pre-Closing Taxes that are accrued but not paid as of the Closing Date (for the avoidance of doubt, excluding any deferred Tax liabilities), (b) all Indebtedness of the Company or any of its subsidiaries as of the Closing Date and (c) all Transaction Expenses as of the Closing Date.

        "Dollars" or "$" shall mean United States Dollars.

        "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

        "ERISA Affiliate" means any entity that would have ever been considered a single employer with the Company under Section 4001(b) of ERISA or part of the same "controlled group" as the Company for purposes of Section 302(d)(3) of ERISA.

        "Escrow Agent" shall mean an institution reasonably acceptable to Parent and the Company.

        "Escrow Agreement" shall mean an Escrow Agreement in form reasonably satisfactory to Parent and the Company, to be entered into at the Closing by and among Parent, the Securityholder Representative and the Escrow Agent.

        "Escrow Amount" shall mean Twelve Million Nine Hundred Thousand Dollars ($12,900,000).

        "Escrow Fund" shall mean the Escrow Amount (plus any dividends paid on such Escrow Amount (and earnings on any dividends) in accordance with the Escrow Agreement).

        "Escrow Percentage" shall mean (a) the Escrow Amount divided by (b) $107,500,000 minus the aggregate Per Share Consideration payable pursuant to this Agreement to the holders of Unvested Company Options.

        "Escrow Release Time" shall mean the first Business Day after the expiration of the Survival Date.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

        "Fully Diluted Share Amount" shall mean, as of immediately prior to the Effective Time, the sum of the following (without double-counting): (a) the aggregate number of shares of (i) Company Common Stock and (ii) Company Preferred Stock, in each case, that are issued and outstanding as of immediately prior to the Effective Time and (b) the number of shares of Company Capital Stock issuable upon exercise, conversion or exchange of all securities issued and outstanding as of immediately prior to the Effective Time that are exercisable, convertible and/or exchangeable for shares of Company Capital Stock, including all Company Warrants and Company Options (whether or not vested).

        "GAAP" shall mean United States generally accepted accounting principles consistently applied.

        "Indebtedness" shall mean, as of any specified date, the amount equal to the sum of the following monetary or payment obligations (whether or not then due and payable), to the extent they are obligations of the Company or its subsidiaries or guaranteed by the Company or its subsidiaries, including through the grant of a security interest upon any assets of such entity: (a) all outstanding indebtedness for borrowed money owed to third parties; (b) accrued interest payable with respect to Indebtedness referred to in clause (a); (c) all obligations evidenced by notes, bonds, debentures or other similar instruments (whether or not convertible) or arising under indentures; (d) all obligations arising out of any financial hedging, swap or similar arrangements; (e) all obligations as lessee that would be required to be capitalized in accordance with GAAP; (f) all obligations in connection with any banker's acceptance, guarantee, surety, performance or appeal bond, or similar credit transaction; and (g) the aggregate amount of all prepayment premiums, penalties, breakage costs, "make whole amounts," costs, expenses and other payment obligations of such entity that would arise (whether or not then due and payable) if all such items under clauses (a) through (f) were prepaid, extinguished, unwound and settled in full as of such specified date.

        "Indemnifying Holders" shall mean the holders of Company Capital Stock, Vested Company Options and Company Warrants that receive any portion of the Total Consideration.

        "Indemnity Pro Rata Share" shall mean, with respect to each Indemnifying Holder, (i) the aggregate consideration payable to such Indemnifying Holder pursuant to this Agreement, divided by (ii) the aggregate consideration payable pursuant to this Agreement to the Indemnifying Holders.

        "IRS" shall mean the United States Internal Revenue Service.

        "Knowledge" of an individual of a particular fact or other matter shall mean such individual is actually aware of such fact, circumstance, event or other matter in question; provided that any such individual will be deemed to have knowledge of a particular fact or other matter if (A) such fact or other matter is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such individual) in, or that have been in, the possession of such person, including his or her personal files, (B) such fact or other matter is reflected in one or more documents (whether written or electronic) contained in books and records of such person's employer that would reasonably be expected to be reviewed by an individual with the duties and responsibilities of such person, (C) such knowledge could be obtained from reasonable inquiry of the persons charged with administrative or operational responsibility for such for such person's employer or (D) such knowledge could be obtained from reasonable inquiry of such person's direct subordinates or reports.

        "Letter of Intent" shall mean that certain letter agreement, dated as of August 15, 2014, by and between Parent and the Company.

        "Liability" or "Liabilities" shall mean any and all debts, liabilities and obligations.

        "Lien" shall mean any liens, mortgages, encumbrances, security interests, claims, charges or pledges.

        "Losses" shall mean Liabilities, losses, costs, damages, reductions in value, and expenses (but not a multiple of losses), including costs of investigation, defense and settlement and reasonable attorneys' fees and expenses and reasonable fees and expenses of other professionals and experts, that have been directly or indirectly incurred, accrued, or paid by a Person caused by the breach, inaccuracy or nonfulfillment of a representation, warranty or covenant or matters specified in Section 9.2, but excluding punitive damages unless a part of a claim by an unaffiliated third party (and awarded to such third party).

        "Material Adverse Effect" shall mean any state of facts, condition, change, development, event or effect that (when considered either individually or in the aggregate) is, or is reasonably likely to be, materially adverse to the assets, liabilities, condition (financial or otherwise), business or results of operation of any party to this Agreement; provided, however, that none of the following (individually or in combination) shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Material Adverse Effect: (a) any adverse effect resulting directly or indirectly from general business or economic conditions, except to the extent such general business or economic conditions have a materially disproportionate effect on the party as compared to other companies in the party's industry; (b) any adverse effect resulting directly or indirectly from conditions generally affecting the industry or industry sector in which the party primarily operates or competes, except to the extent such adverse effect has a materially disproportionate effect on the party as compared to other companies in such industry or industry sector; (c) any adverse effect resulting directly and solely from any change in accounting requirements or principles or any change in applicable laws that do not affect the party disproportionately, (d) any changes, events or effects resulting from or arising in connection with this Agreement or the transactions contemplated hereby, or the announcement thereof (including any loss of or adverse change in the relationship of the party with its employees, customers, partners or suppliers related thereto); (e) any failure to meet internal or analysts' estimates or projections, performance measures, operating statistics or revenue or earnings predictions for any period; or (f) with respect to Parent, any decline in the price or trading volume of the shares of Parent Common Stock, provided, however, that the exceptions set forth in subsection (f) hereof shall not prevent or otherwise affect a determination that the underlying cause of any such event is a Material Adverse Effect.

        "Multiemployer Plan" means an employee pension or welfare benefit plan to which more than one unaffiliated employer contributes and which is maintained pursuant to one or more collective bargaining agreements.

        "Net Working Capital" means (a) Current Assets minus (b) Current Liabilities.

        "Net Working Capital Target" shall mean zero Dollars ($0).

        "Non-Accredited Closing Per Share Consideration" shall mean (a) the Per Share Consideration multiplied by (b) the Closing Percentage.

        "Option Exchange Ratio" shall mean the quotient obtained by dividing (a) the Per Share Consideration by (b) the Parent Stock Price.

        "Optionholder Joinder Agreement" shall mean that written, joinder and release in the form attached hereto as Exhibit B-2.

        "Option Proportion Ratio" shall mean the quotient obtained by dividing (a) the Total Parent Stock Consideration by (b) the sum of the Total Parent Stock Consideration and the Participating Closing Cash Consideration.

        "Parent Stock Price" shall mean $2.21 per share.

        "Participating Closing Cash Consideration" shall mean the Total Cash Consideration minus the aggregate Per Share Consideration payable pursuant to this Agreement to the holders of Company Capital Stock that are not Participating Holders.

        "Participating Closing Per Share Consideration" shall mean, in respect of each share of Company Capital Stock that is held by a Participating Holder, (i) an amount in cash equal to the Participating Closing Cash Consideration divided by the Participating Share Amount, plus (ii) a number of shares of Parent Common Stock equal to the Closing Stock Consideration divided by the Participating Share Amount (rounded down to the nearest whole number).

        "Participating Holders" shall mean all holders of Company Capital Stock or Company Warrants that are Accredited Investors and all holders of Vested Company Options.

        "Participating Share Amount" shall mean, as of immediately prior to the Effective Time, the sum of the following (without double-counting): (a) the aggregate number of shares of (i) Company Common Stock held by Participating Holders and (ii) Company Preferred Stock held by Participating Holders, in each case, that are issued and outstanding as of the Effective Time and (b) the number of shares of Company Capital Stock issuable upon exercise, conversion or exchange of all securities issued and outstanding as of the Effective Time that are currently exercisable, convertible and/or exchangeable for shares of Company Capital Stock as of the Closing, including all Company Warrants and Vested Company Options and excluding all Unvested Company Options.

        "Per Share Consideration" shall mean an amount equal to (i) the Total Consideration divided by (ii) the Fully Diluted Share Amount.

        "Participating Total Parent Stock Consideration" shall mean the Total Parent Stock Consideration minus the aggregate Per Share Consideration payable pursuant to this Agreement to the holders of Unvested Company Options.

        "Permitted Liens" shall mean: (a) Liens for current Taxes not yet due and payable or being contested in good faith and for which appropriate reserves have been established in accordance with GAAP; (b) statutory or common law Liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (c) deposits or pledges made in connection with, or to secure payment of, workers' compensation, unemployment insurance or similar programs mandated by applicable law or governmental regulations; (d) statutory or common law Liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, and other like Liens; (e) Liens arising solely by virtue of any statutory or common law provision relating to banker's liens, rights of setoff or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; (f) Liens in favor of other financial institutions arising in connection with the Company's deposit accounts or securities accounts held at such institutions to secure customary fees, charges, and the like and (g) in the case of real property, such imperfections of title and Liens, if any, which do not materially detract from the value or materially interfere with the present use of the property subject thereto or affected thereby.

        "Person" shall mean an individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity (or any department, agency, or political subdivision thereof).

        "Pre-Closing Straddle Period" shall mean the portion of the Straddle Period ending on the Closing Date.

        "Pre-Closing Straddle Period Taxes" shall mean Taxes allocable to the Pre-Closing Straddle Period in accordance with Section 8.3.

        "Pre-Closing Tax Period" shall mean any taxable period (or a portion thereof) ending on or prior to the Closing Date and shall include the Pre-Closing Straddle Period.

        "Pre-Closing Taxes" shall mean any Taxes of the Company or its subsidiaries allocable to a Pre-Closing Tax Period (regardless of whether a Return is required to be filed or such Taxes to be paid before the Closing Date) and shall include any Pre-Closing Straddle Period Taxes.

        "Related Agreements" shall mean the Registration Rights Agreement, the Lock-Up Agreement, the Escrow Agreement, the Non-Competition Agreements, the Key Employee Offer Letters, the Proprietary Information and Inventions Assignment Agreements and the Letters of Transmittal.

        "Required Parent Stockholder Vote" shall mean the affirmative vote of the holders of a majority of the shares of Parent Common Stock cast on the proposal to approve the issuance of the Parent Common Stock to be paid as Total Parent Stock Consideration.

        "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

        "Series A Preferred Stock" shall mean the Series A Convertible Preferred Stock, par value $0.001 per share, of the Company.

        "Series A Warrant" shall mean a warrant to acquire shares of Series A Preferred Stock.

        "Series B Preferred Stock" shall mean the Series B Convertible Preferred Stock, par value $0.001 per share, of the Company.

        "Series B Warrant" shall mean a warrant to acquire shares of Series B Preferred Stock.

        "Straddle Period" shall mean a taxable period beginning on or before, and ending after, the Closing Date.

        "subsidiary" shall mean, with respect to any party, any corporation or other organization or Person, whether incorporated or unincorporated, of which (i) such party or any other subsidiary of such party is a general partner (excluding such partnerships where such party or any subsidiary of such party does not have a majority of the voting interest in such partnership) or (ii) at least 50% of the securities or other interests having by their terms ordinary voting power to elect at least 50% of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries or affiliates.

        "Tax" or "Taxes" shall mean any and all U.S. federal, state, local and non-U.S. taxes, assessments, duties (including stamp duty), impositions and other governmental charges in the nature of a tax, including capital gains tax, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, escheat, excise and property taxes as well as public imposts, fees and social security charges (including health, unemployment, workers' compensation and pension insurance), together with all interest, penalties, and additions imposed with respect to such amounts.

        "Total Cash Consideration" shall mean the Base Cash Consideration plus the Estimated Net Working Capital Adjustment Amount plus (i) 50% of the aggregate exercise price of all Vested Company Options, plus (ii) 50% of the aggregate exercise price of all Company Warrants outstanding immediately prior to the Effective Time plus (iii) eighty percent (80%) of the Per Share Consideration payable pursuant to this Agreement to the holders of Company Capital Stock that are not Participating Holders (the sum of clauses (i), (ii) and (iii) being referred to herein as the "Cash Increase Amount"); provided, however, that the maximum amount that the Cash Increase Amount shall be is $5,000,000 and any amount in excess of $5,000,000 shall be referred to as the "Parent Stock Decrease Amount".

        "Total Consideration" shall mean the sum of the Total Cash Consideration plus the Total Parent Stock Consideration.

        "Total Parent Stock Consideration" shall mean eighty-five million Dollars ($85,000,000) minus the aggregate principal and interest outstanding immediately prior to Closing under the Excess Notes, if any, payable in shares of Parent Common Stock plus 50% of the aggregate exercise price of all Vested Company Options and 50% of the aggregate exercise price of all Company Warrants outstanding immediately prior to the Effective Time minus eighty percent (80%) of the Per Share Consideration payable pursuant to this Agreement to the holders of Company Capital Stock that are not Participating Holders minus the Parent Stock Decrease Amount, if any.

        "Transaction Expenses" shall mean any Liabilities incurred by the Company or any of the Company Securityholders (including any fees, costs and expenses incurred on behalf of the Company) in connection with the negotiation of the Letter of Intent, this Agreement, the performance of such Person's obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, including the Expense Fund and the employer portion of any payroll or employment taxes with respect to any bonuses, option cash-outs, severance and other compensatory payments made by the Company to service providers in connection with the transactions contemplated hereby and any payments or premiums for a director and officer tail insurance policy.

        "Unvested Company Option" shall mean any Company Option (or portion thereof) that is unvested as of the Effective Time.

        "Vested Company Option" shall mean any Company Option (or portion thereof) that is vested as of the Effective Time.

        "Vested Company Option Escrow Per Share Amount" shall mean an amount in cash equal to the value of (a) (i) the Participating Total Parent Stock Consideration plus the Participating Closing Cash Consideration multiplied by (ii) the Escrow Percentage, all divided by (b) the Participating Share Amount.

        "Willful Misrepresentation" shall mean that, to the actual knowledge of any of the Company Knowledge Parties, a representation or warranty, covenant or agreement of the Company contained in this Agreement or any other agreement or instrument furnished by the Company to Parent pursuant to this Agreement was in incorrect at the time such representation or warranty, covenant or agreement was made; provided that, with respect to covenants or agreements, a Company Knowledge Party must have actual knowledge of such covenant or agreement and knowingly take an action, or omit to take an action, in contravention of such covenant or agreement with the intent to avoid compliance with such covenant or agreement.

ARTICLE II

THE MERGER

        2.1    First Merger and Second Merger.     Upon the terms of and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub I shall be merged with and into the Company. As a result of such Merger, the separate corporate existence of Merger Sub I shall cease, and the Company shall continue as the surviving corporation of the Merger (the "First Step Surviving Corporation") and a wholly owned subsidiary of Parent. Upon the terms and subject to the conditions set forth herein, at the Second Effective Time, the First Step Surviving Corporation shall merge with and into Merger Sub II, the separate corporate existence of the First Step Surviving Corporation shall cease and Merger Sub II shall continue as the surviving entity (sometimes referred to herein as the "Final Surviving Entity").

        2.2    Effective Time and Second Effective Time; Closing.     Unless this Agreement is earlier terminated pursuant to Section 10.1 hereof, the closing of the First Merger (the "Closing") will take place on a Business Day as promptly as practicable following the satisfaction or, if permissible by the express terms of this Agreement, waiver of the conditions set forth in Article VII hereof, at the offices of Goodwin Procter LLP, Exchange Place, 53 State Street, Boston, Massachusetts 02109, unless another time or place is mutually agreed upon in writing by Parent and the Company. The date upon which the Closing actually occurs shall be referred to herein as the "Closing Date." On the Closing Date, the parties hereto shall cause the First Merger to be consummated by (i) filing a certificate of merger substantially in the form attached hereto as Exhibit C-1 (the "Certificate of Merger") with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL and (ii) making all other filings and recordings required under the DGCL. The term "Effective Time" shall mean the time of the filing of the Certificate of Merger, or, if different, the time of effectiveness thereof that is specified therein. Promptly following the Effective Time, but in no event later than two (2) Business Days thereafter, Parent, the First Step Surviving Corporation and Merger Sub II shall cause a certificate of merger in accordance with the relevant provisions of the DGCL in substantially the form attached hereto as Exhibit C-2 (the "Second Certificate of Merger") to be filed with the Secretary of State of Delaware (the "Second Effective Time").

        2.3    Effect of the Mergers.

          (a)    First Merger.    At and after the Effective Time, the First Merger shall have the effects as set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub I shall vest in the First Step Surviving Corporation, and all debts, liabilities and duties of each of the Company and Merger Sub I shall attach to, and become the debts, liabilities and duties of, the First Step Surviving Corporation.

          (b)    Second Merger.    At and after the Second Effective Time, the Second Merger shall have the effects as set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, powers and franchises of each of the First Step Surviving Corporation and Merger Sub II shall vest in the Final Surviving Entity, and all debts, liabilities and duties of each of the First Step Surviving Corporation and Merger Sub II shall attach to, and become the debts, liabilities and duties of, the Final Surviving Entity.

        2.4    Certificate of Incorporation and Bylaws of the First Step Surviving Corporation and Final Surviving Entity.

          (a)   The certificate of incorporation of the Company as the First Step Surviving Corporation shall be amended and restated to read the same as the certificate of incorporation of Merger Sub I as in effect immediately prior to the Effective Time, until thereafter further amended in accordance with the DGCL and as provided in such amended and restated certificate of incorporation, except that Article II of the certificate of incorporation of the First Step Surviving Corporation shall be amended and restated in its entirety to read as follows: "The name of this corporation is Nexage, Inc."

          (b)   The bylaws of the Company as the First Step Surviving Corporation shall be amended and restated to read the same as the bylaws of Merger Sub I as in effect immediately prior to the Effective Time, until thereafter further amended in accordance with the DGCL and as provided in the certificate of incorporation of the First Step Surviving Corporation and such bylaws, except that all references to Merger Sub I in the bylaws of the First Step Surviving Corporation shall be changed to references to Nexage, Inc.

          (c)   Unless otherwise determined by Parent prior to the Second Effective Time, at the Second Effective Time, the Certificate of Formation of Merger Sub II, as in effect immediately prior to the Second Effective Time, shall be amended in its entirety to read as set forth in the Second Certificate of Merger, until thereafter amended as provided by Delaware Law.

          (d)   Unless otherwise determined by Parent prior to the Second Effective Time, the Limited Liability Company Agreement of Merger Sub II, as in effect immediately prior to the Second Effective Time, shall become the Limited Liability Company Agreement of the Final Surviving Entity, until thereafter amended as provided by Delaware Law, the Certificate of Formation of Merger Sub II and such Limited Liability Company Agreement.

        2.5    Directors and Officers.

          (a)   Unless otherwise determined by Parent prior to the Effective Time, the directors of Merger Sub I immediately prior to the Effective Time shall be the initial directors of the First Step Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the First Step Surviving Corporation until their successors are duly elected and qualified.

          (b)   Unless otherwise determined by Parent prior to the Effective Time, the officers of Merger Sub I immediately prior to the Effective Time shall be the initial officers of the First Step Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the bylaws of the First Step Surviving Corporation until their successors are duly appointed and qualified.

          (c)   Unless otherwise determined by Parent prior to the Second Effective Time, the managers of Merger Sub II immediately prior to the Second Effective Time shall be the sole managers of the Final Surviving Entity immediately after the Second Effective Time until their respective successors are duly appointed; and

          (d)   Unless otherwise determined by Parent prior to the Second Effective Time, the officers of Merger Sub II immediately prior to the Second Effective Time shall be the officers of the Final Surviving Entity immediately after the Second Effective Time until their respective successors are duly appointed.

        2.6    Effect of Merger on the Securities of the Company.

          (a)    Certification Procedures.

              (i)  Within five (5) days after the date hereof, a certification form as specified by Parent and reasonably acceptable to the Company (the "Certification Form") shall be mailed by the Company to each holder of Company Capital Stock. The Certification Form shall seek to establish whether each holder of Company Capital Stock is an "accredited investor" within the meaning of Rule 501 ("Accredited Investor") of the Securities Act. Such Certification Form shall require each holder to specify and prove to Parent, in its reasonable belief, that such holder is an Accredited Investor.

             (ii)  Any holder of Company Capital Stock that Parent determines is not an Accredited Investor based on the Certification Form will receive cash for such holder's portion of the Total Consideration in respect of such Company Capital Stock instead of any Parent Common Stock.

          (b)    Effect on Company Capital Stock.

              (i)  At the Effective Time, by virtue of the First Merger and without any action on the part of Parent, Merger Sub I, the Company or the Company Stockholders, each share of Company Capital Stock that is issued and outstanding immediately prior to the Effective Time (excluding any shares of Company Capital Stock to be canceled pursuant to Section 2.6(a)(ii) and any Dissenting Shares) shall be canceled and extinguished and shall be converted into the right to receive, upon surrender of the certificates representing such shares of the Company Common Stock and Company Preferred Stock in the manner provided in Section 2.8:

              (A)  in the case of an Accredited Investor, the Participating Closing Per Share Consideration plus any Additional Per Share Consideration, subject to the obligation of the Company Stockholder that owns such share of Company Common Stock or Company Preferred Stock immediately prior to the Effective Time to return to Parent or the applicable Parent Indemnified Parties the amount so received as a result of such conversion to the extent such Company Stockholder has, at any time and from time to time, any unsatisfied payment obligations to such Indemnified Parties pursuant to, and subject to the terms and conditions of, Section 2.9(b)(iii) and Article IX; and

              (B)  in the case of a Company Stockholder that is not an Accredited Investor, cash in the amount of the Non-Accredited Closing Per Share Consideration plus any Additional Per Share Consideration, subject to the obligation of the Company Stockholder that owns such share of Company Common Stock or Company Preferred Stock immediately prior to the Effective Time to return to Parent or the applicable Parent Indemnified Parties the amount so received as a result of such conversion to the extent such Company Stockholder has, at any time and from time to time, any unsatisfied payment obligations to such Indemnified Parties pursuant to, and subject to the terms and conditions of, Section 2.9(b)(iii) and Article IX

             (ii)  Each share of Company Capital Stock held in the treasury of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto.

          (c)    Treatment of Company Options and Company Warrants.

            (i)    Effect on Company Warrants.    None of the Company Warrants shall be assumed by Parent, the First Step Surviving Corporation or the Final Surviving Entity. At the Effective Time, each then outstanding and unexercised Company Warrant shall, by virtue of the First Merger, be immediately canceled and the holder thereof shall be entitled to receive, in consideration of such cancellation and subject to compliance with Section 2.8, an amount equal to the Closing Per Warrant Consideration for each share of Company Preferred Stock subject to the Company Warrants, and any Additional Per Warrant Consideration, subject to the obligation of the holder of such Company Warrants to return to Parent or the applicable Indemnified Parties the amount so received as a result of such conversion to the extent such holder has, at any time and from time to time, any unsatisfied payment obligations to such Indemnified Parties pursuant to, and subject to the terms and conditions of, Section 2.9(b)(iii) or Article IX.

            (ii)    Effect on Vested Company Options.    At the Effective Time, each then outstanding and unexercised Vested Company Option shall, by virtue of the Merger, be immediately partially cancelled and partially exchanged and the holder thereof shall be entitled to receive, in consideration of such cancellation and exchange and subject to compliance with Section 2.8:

              (A)  in consideration for the portion of the Vested Company Option that is cancelled, an amount equal to the Closing Per Vested Company Option Cash Consideration for each share of Company Common Stock subject to such Vested Company Option plus any Additional Per Vested Company Option Consideration for each share of Company Common Stock subject to such Vested Company Option, subject to the obligation of the holder of such Vested Company Option to return to Parent or the applicable Parent Indemnified Parties the amount so received as a result of such cancellation to the extent such holder has, at any time and from time to time, any unsatisfied payment obligations to such Indemnified Parties pursuant to, and subject to the terms and conditions of, Section 2.9(b)(iii) or Article IX; and

              (B)  in consideration for the remaining portion of the Vested Company Option, an option to purchase a number of shares of Parent Common Stock in an amount, at an exercise price and subject to such terms and conditions as provided below (each, an "Exchanged Vested Option"). As of the Effective Time, such portion of the Vested Company Option shall cease to represent a right to acquire shares of Company Common Stock and shall be converted into the Exchanged Vested Option.

    Each Exchanged Vested Option shall be subject to the terms and conditions that are currently applicable to such Vested Company Option, except that (i) each Exchanged Vested Option shall be exercisable for, and represent the right to acquire, that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to (A) the number of shares of Company Common Stock subject to such Vested Company Option immediately prior to the Effective Time, multiplied by (B) the Option Exchange Ratio, and further multiplied by (C) the Option Proportion Ratio, and (ii) the exercise price per share of Parent Common Stock subject to each Exchanged Vested Option shall be an amount (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Vested Company Option in effect immediately prior to the Effective Time divided by (B) the Option Exchange Ratio. The exercise price of each Exchanged Vested Option, the number of shares of Parent Common Stock issuable pursuant to each Exchanged Vested Option and the terms and conditions of each Exchanged Vested Option shall in all events be determined in compliance with Section 409A of the Code, and in the case of any Exchanged Vested Option that qualifies as an "incentive stock option" within the meaning of Section 422 of the Code, Section 424(a) of the Code. It is the intent of the parties that each Exchanged Vested Option that, prior to the Effective Time, qualified as an incentive stock option under the Code shall, from and after the Effective Time, continue to be treated as an incentive stock option to the extent permitted under the Code.

            (iii)    Effect on Unvested Company Options.    At the Effective Time, each then outstanding and unexercised Unvested Company Option shall, by virtue of the Merger, cease to represent a right to acquire shares of Company Common Stock and shall, subject to compliance with Section 2.8, be converted into an option to purchase a number of shares of Parent Common Stock in an amount, at an exercise price and subject to such terms and conditions as provided below (each, an "Exchanged Unvested Option"). Each such Exchanged Unvested Option so converted shall be subject to, and shall become exercisable and vested upon, the terms and conditions that are currently applicable to such Unvested Company Option, except that (i) each Exchanged Unvested Option shall be exercisable for, and represent the right to acquire, that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to (A) the number of shares of Company Common Stock subject to such Unvested Company Option immediately prior to the Effective Time multiplied by (B) the Option Exchange Ratio, and (ii) the exercise price per share of Parent Common Stock subject to each Exchanged Unvested Option shall be an amount (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Unvested Company Option in effect immediately prior to the Effective Time divided by (B) the Option Exchange Ratio. The exercise price of each Exchanged Unvested Option, the number of shares of Parent Common Stock issuable pursuant to each Exchanged Unvested Option and the terms and conditions of each Exchanged Unvested Option shall in all events be determined in compliance with Section 409A of the Code, and in the case of any Exchanged Unvested Option that qualifies as an "incentive stock option" within the meaning of Section 422 of the Code, Section 424(a) of the Code. It is the intent of the parties that each Exchanged Unvested Option that, prior to the Effective Time, qualified as an incentive stock option under the Code shall, from and after the Effective Time, continue to be treated as an incentive stock option to the extent permitted under the Code.

          (d)    Effect on Capital Stock of Merger Sub I and Merger Sub II.

            (i)    Merger Sub I.    Each share of common stock of Merger Sub I issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock of the First Step Surviving Corporation. Each stock certificate of Merger Sub I evidencing ownership of any shares of common stock shall continue to evidence ownership of such share of common stock of the First Step Surviving Corporation.

            (ii)    Merger Sub II.    Each share of common stock of the First Step Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be converted into and exchanged for one validly issued, fully paid and non-assessable unit of the Final Surviving Entity. Each unit certificate of Merger Sub II evidencing ownership of any units shall continue to evidence ownership of such unit of the Final Surviving Entity.

        2.7    Dissenting Shares.

          (a)   Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by Company Stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Participating Closing Per Share Consideration or Non-Accredited Closing Per Share Consideration, as the case may be, or the Additional Per Share Consideration, if any. Such Company Stockholders shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares, unless and until such Company Stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by Company Stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to the Participating Closing Per Share Consideration or Non-Accredited Closing Per Share Consideration, as the case may be, plus any Additional Per Share Consideration, if any, without any interest thereon, upon the surrender of the certificate representing such shares of Company Capital Stock.

          (b)   The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other related instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

        2.8    Exchange Mechanics.

          (a)   Prior to the Closing Date, Parent shall select a reputable bank or trust company reasonably acceptable to the Company to act as exchange agent (the "Exchange Agent") for the First Merger.

          (b)   At the Closing, Parent shall make, or cause to be made, (i) deposits of the Closing Stock Consideration and Total Cash Consideration to the Exchange Agent and (ii) a number of shares equal to the Escrow Amount to the Escrow Agent.

          (c)    Exchange Procedures.    Subject to the conditions set forth in this Agreement:

              (i)  As soon as commercially practicable after the Effective Time, the Final Surviving Entity or the Exchange Agent shall mail or otherwise deliver to each holder of Vested Company Options or Company Warrants as of immediately prior to the Effective Time, to the address set forth opposite such holder's name on the Spreadsheet, (A) in the case of holders of Vested Company Options who are subject to income or employment Tax withholding by Parent, the Final Surviving Entity or the Company and who are to receive their portion of the Total Consideration from Parent, an optionholder letter of transmittal in a form reasonably acceptable to Parent and the Company, (B) in the case of holders of Vested Company Options who are not subject to income or employment Tax withholding by Parent, the Final Surviving Entity or the Company and who are to receive their portion of the Total Consideration from the Exchange Agent, an optionholder letter of transmittal in a form reasonably acceptable to Parent and the Company or (C) in the case of the holders of Company Warrants, a warrantholder letter of transmittal in a form reasonably acceptable to Parent and the Company (collectively, the "Optionholder and Warrantholder Letters of Transmittal"). As soon as commercially practicable after the Closing Date and upon receipt by the Exchange Agent or Parent, as applicable, of such Optionholder and Warrantholder Letters of Transmittal, together, in the case of Company Warrants, with the canceled certificate(s) or agreement(s) representing such holder's Company Warrants, Parent shall cause to be issued or paid, as applicable, to such holder of Vested Company Options or Company Warrants, as applicable, (I) in exchange therefor the Closing Per Vested Company Option Consideration or the Closing Per Warrant Consideration, as the case may be, in respect of such Vested Company Options or Company Warrants so surrendered for cancellation by such holder. No portion of the Closing Per Vested Company Option Consideration, the Additional Per Vested Company Option Consideration, the Closing Per Warrant Consideration or the Additional Per Warrant Consideration shall be delivered to the holder of any Vested Company Option or Company Warrant, as the case may be, until the holder of record of such Vested Company Option or Company Warrant shall have delivered to the Exchange Agent or Parent, as applicable, the Optionholder and Warrantholder Letter of Transmittal.

             (ii)  As soon as commercially practicable after the Effective Time, Parent shall cause the Exchange Agent to mail or otherwise deliver to each Company Stockholder a stockholder letter of transmittal in a form reasonably acceptable to Parent and the Company (the "Stockholder Letter of Transmittal" and together with the Optionholder and Warrantholder Letter of Transmittal, the "Letters of Transmittal") to the address set forth opposite such holder's name on the Spreadsheet. After receipt of such Stockholder Letter of Transmittal, such Company Stockholder shall surrender the certificates representing his, her or its shares of the Company Capital Stock (the "Company Stock Certificates") to the Exchange Agent for cancellation together with a duly completed and validly executed Letter of Transmittal. Upon surrender of the Company Stock Certificates and the Letter of Transmittal, the Exchange Agent shall deliver to the holder of such Company Stock Certificates, (I) if such holder is an Accredited Investor, in exchange therefor the Participating Closing Per Share Consideration in respect of such share of Company Capital Stock or (II) if such holder is not an Accredited Investor, an amount in cash equal to the Per Share Consideration in respect of each share of Company Capital Stock so surrendered for cancellation by such holder. The Company Stock Certificates so surrendered shall be canceled. Until so surrendered, after the Effective Time, subject to appraisal rights under the DGCL, each Company Stock Certificate will be deemed, for all corporate purposes thereafter, to evidence only the right to receive the consideration provided for in this Article II. No portion of the Participating Closing Per Share Consideration, any Additional Per Share Consideration or any Per Share Consideration, as the case may be, shall be paid to any Company Stockholder that has not surrendered his, her or its Company Stock Certificate until the holder of record of such Company Stock Certificate shall surrender such Company Stock Certificate and the Exchange Documents pursuant hereto.

          (d)    Legend on Share Certificates.    Other than shares of Parent Common Stock to be issued to the holders of Company Options (all of which Parent shall register on Form S-8), the certificates representing the shares of Parent Common Stock issuable in the Merger, shall include an endorsement typed or otherwise denoted conspicuously thereon of the following legend:

    "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE RESOLD OR TRANSFERRED UNLESS REGISTERED OR EXEMPT FROM REGISTRATION UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS, AND HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT OF 1933, AS AMENDED."

        In the event that any shares of Parent Common Stock issuable hereunder shall cease to be Restricted Shares, Parent shall, upon the written request of the holder thereof, issue to such holder a new certificate representing such shares of Parent Common Stock without the legend required by the foregoing. For purposes of the foregoing, "Restricted Shares" means all shares of Parent Common Stock issuable hereunder other than shares of Parent Common Stock (i) the offer and sale of which have been registered under a registration statement pursuant to the Securities Act and sold thereunder, (ii) with respect to which a sale or other disposition has been made in reliance on and in accordance with Rule 144 (or any successor provision) under the Securities Act, or (iii) with respect to which the holder thereof shall have delivered to Parent either (A) an opinion of counsel in form and substance reasonably satisfactory to Parent, delivered by counsel reasonably satisfactory to Parent, or (B) a "no action" letter from the SEC, in either case to the effect that subsequent transfers of such shares of Parent Common Stock may be effected without registration under the Securities Act.

          (e)    Distributions with Respect to Unexchanged Shares.    No dividends or other distributions declared or made after the Effective Time with respect to shares of Parent Common Stock comprising part of the Total Parent Stock Consideration with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificates with respect to the shares of Parent Common Stock represented thereby until the holder of such Company Stock Certificate shall surrender such Company Stock Certificate in accordance with this Section 2.8.

          (f)    Return of the Closing Stock Consideration and Total Cash Consideration.    Any portion of the Closing Stock Consideration and Total Cash Consideration that remains unclaimed by the former holders of the Company Capital Stock or holders of Company Options or Company Warrants for one (1) year after the Effective Time shall be delivered to Parent. Any former holder of Company Capital Stock or holder of Company Options or Company Warrants that has not complied with this Section 2.8 prior to the end of such one-year period shall thereafter look only to Parent (subject to abandoned property, escheat or other similar laws) but only as a general creditor thereof for payment of its claim for its portion of the Total Consideration. Any portion of the Closing Stock Consideration or Total Cash Consideration that remains unclaimed immediately prior to the date on which it would otherwise become subject to any abandoned property, escheat or similar law, shall, to the extent permitted by applicable law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto. No interest shall be payable for any shares of Parent Common Stock delivered to Parent pursuant to this Section 2.8(f) or cash which is subsequently delivered to any former holder of Company Capital Stock or holder of Company Options or Company Warrants.

          (g)    No Further Rights in the Company Capital Stock.    The Closing Stock Consideration and Additional Per Share Consideration, paid or payable in respect of the surrender for exchange of shares of the Company Capital Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares and there shall be no further registration of transfer on the records of the Final Surviving Entity of such shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Stock Certificates are presented to the Final Surviving Entity for any reason, they shall be canceled and exchanged as provided in this Section 2.8.

          (h)    Lost Certificates or Documentation.    If any Company Stock Certificate or documents evidencing Company Warrants shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate or documents to be lost, stolen or destroyed, the Exchange Agent or the Final Surviving Entity, as applicable, shall issue in exchange for such lost, stolen or destroyed Company Stock Certificate or document, the applicable portion of the Total Consideration to which such Person is entitled pursuant to the provisions of Section 2.6.

          (i)    No Liability.    Notwithstanding anything to the contrary in this Section 2.8, none of Parent, the Exchange Agent, the Escrow Agent, the Final Surviving Entity or any other party hereto shall be liable to any holder of any Company Capital Stock or any holder of any Company Options or Company Warrants for any amount paid to a public official pursuant to any abandoned property, escheat or similar law.

          (j)    No Fractional Shares.    Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock shall be issued in exchange for any Company Capital Stock, Company Options or Company Warrants, and no holder of any of the foregoing shall be entitled to receive a fractional share of Parent Common Stock. In the event that any holder of Company Capital Stock, Company Options or Company Warrants would otherwise be entitled to receive a fractional share of Parent Common Stock (after aggregating all shares and fractional shares of Parent Common Stock issuable to such holder), then such holder shall be paid an amount in Dollars (without interest) determined by multiplying (i) the Parent Stock Price by (ii) the fraction of a share of Parent Common Stock to which such holder would otherwise be entitled, in which case Parent shall make available to the Exchange Agent the amount of cash necessary to make such payments. The parties acknowledge that payment of cash consideration in lieu of issuing fractional shares of Parent Common Stock was not separately bargained for consideration but represents merely a mechanical rounding off for purposes of simplifying the problems that would otherwise be caused by the issuance of fractional shares of Parent Common Stock.

        2.9    Working Capital Adjustment.

          (a)    Preparation of Estimated Closing Balance Sheet; Estimated Net Working Capital.

              (i)  The Company shall prepare in good faith and, at least three (3) Business Days prior to the Closing Date, deliver to Parent (A) an estimated balance sheet of the Company, which shall be reasonably acceptable to Parent, as of the earlier of (i) the close of business on the day prior to the Closing Date and (ii) the close of business on October 31, 2014, reflecting thereon the Company's best estimate of all balance sheet items of the Company (the "Estimated Closing Balance Sheet") and (B) the Net Working Capital of the Company as of the earlier of (i) the close of business on the day prior to the Closing Date and (ii) the close of business on October 31, 2014, based on the Estimated Closing Balance Sheet ("Estimated Net Working Capital"). The Estimated Closing Balance Sheet shall be prepared using the same accounting principles, practices, methodologies and policies that were used to prepare the Current Balance Sheet.

             (ii)  The cash consideration to be paid by Parent at Closing shall be adjusted, dollar for dollar, down to the extent that the Estimated Net Working Capital is less than the Net Working Capital Target. The "Estimated Net Working Capital Adjustment Amount" is the Estimated Net Working Capital minus the Net Working Capital Target (for the sake of clarity, such amount may be a negative number); provided that if the result of such subtraction is a positive number then the Estimated Net Working Capital Adjustment Amount shall be zero ($0) dollars.

            (iii)  Following receipt of the Estimated Closing Balance Sheet, the Company shall permit Parent and its representatives at all reasonable times and upon reasonable notice to review the Company's working papers relating to the Estimated Closing Balance Sheet (including the Estimated Net Working Capital) as well as all of the Company's accounting books and records relating to the determination of the Estimated Closing Balance Sheet, and the Company shall make reasonably available its representatives responsible for the preparation of the Estimated Closing Balance Sheet in order to respond to the reasonable inquiries of Parent. Prior to Closing, the parties shall discuss in good faith the computation of any of the items on the Estimated Net Working Capital.

          (b)    Preparation of Final Closing Balance Sheet.

              (i)  As promptly as practicable, but no later than ninety (90) days after the Closing Date, Parent shall prepare and deliver to the Securityholder Representative (A) a balance sheet of the Company as of the close of business on the earlier of (i) the day prior to the Closing Date and (ii) the close of business on October 31, 2014, reflecting thereon Parent's determination of the same balance sheet items of the Company as included on the Estimated Closing Balance Sheet but adjusted to take into account the final balances as of the close of business on the earlier of (i) the day prior to the Closing Date and (ii) October 31, 2014 (the "Closing Balance Sheet") and (B) the Net Working Capital of the Company based on the Closing Balance Sheet.

             (ii)  Unless the Securityholder Representative delivers the Dispute Notice within forty-five (45) days after receipt of the Closing Balance Sheet, such Closing Balance Sheet shall be deemed the "Final Closing Balance Sheet," shall be binding upon the Company Securityholders and Parent and shall not be subject to dispute or review. If the Securityholder Representative disagrees with the Closing Balance Sheet, the Securityholder Representative may, within forty-five (45) days after receipt thereof, notify Parent in writing (the "Dispute Notice"), which Dispute Notice shall provide reasonable detail of the nature of each disputed item on the Closing Balance Sheet, including all supporting documentation thereto, and the Securityholder Representative shall be deemed to have agreed with all other items and amounts contained in the Closing Balance Sheet delivered pursuant to this Section 2.9(b)(ii). Parent and the Securityholder Representative shall first use commercially reasonable efforts to resolve such dispute between themselves and, if Parent and the Securityholder Representative are able to resolve such dispute, the Closing Balance Sheet shall be revised to the extent necessary to reflect such resolution, shall be deemed the "Final Closing Balance Sheet" and shall be conclusive and binding upon the Company Securityholders and Parent and shall not be subject to dispute or review. If Parent and the Securityholder Representative are unable to resolve the dispute within fifteen (15) days after receipt by Parent of the Dispute Notice, Parent and the Securityholder Representative shall submit the dispute to a nationally recognized independent accounting or financial firm selected by Parent and reasonably approved by the Securityholder Representative (the "Accountants"). The Accountants shall act as experts and not arbiters and shall determine only those items that remain in dispute on the Closing Balance Sheet. Promptly, but no later than thirty (30) days after engagement, the Accountants shall deliver a written report to Parent and the Securityholder Representative as to the resolution of the disputed items, the resulting Closing Balance Sheet and the resulting calculation of Net Working Capital as of the Closing Date. The Closing Balance Sheet as determined by the Accountants shall be deemed the "Final Closing Balance Sheet," shall be conclusive and binding upon the Company Securityholders and Parent and shall not be subject to dispute or review. The fees and expenses of the Accountants in connection with the resolution of disputes pursuant to this Section 2.9(b)(ii) shall be paid (A) by the Company Securityholders, if Parent's calculation of the portion of the Closing Net Working Capital in dispute is closer to the Accountants' determination than the Securityholder Representative's calculation thereof, (B) by Parent, if the reverse is true or (C) except as provided in clauses (A) or (B) above, equally by the Company Securityholders and Parent. Parent and the Securityholder Representative agree that they will, and agree to cause their respective representatives and independent accountants to cooperate and assist in the preparation of the Closing Balance Sheet and in the conduct of the audits and reviews referred to in this Section 2.9(b)(ii), including, without limitation, the making available to the extent necessary of books, records, work papers and personnel.

            (iii)  The Total Consideration, in accordance with Article I, shall be adjusted, dollar for dollar, downwards to the extent that the Net Working Capital set forth on the Final Closing Balance Sheet (the "Closing Net Working Capital") is less than the Estimated Net Working Capital. Within three (3) Business Days following determination of the Closing Net Working Capital in accordance with Section 2.9(b)(ii), (A) if the Closing Net Working Capital is less than the Estimated Net Working Capital, Parent shall be entitled to recover from the Escrow Fund an amount equal to the difference between such amounts, or (B) if the Closing Net Working Capital is greater than the Estimated Net Working Capital, Parent shall pay to the Company Securityholders an amount equal to the lesser of the difference between such amounts and the difference between the Closing Net Working Capital and the Net Working Capital Target, which amount shall be paid out to the Company Securityholders in accordance with the Spreadsheet. The difference between the Closing Net Working Capital and the Estimated Net Working Capital is referred to as the "Final Net Working Capital Adjustment Amount."

        2.10    Notices.

          (a)   The Company shall use its reasonable best efforts to secure, immediately after the execution and delivery of this Agreement (but no later than one (1) Business Day thereafter), the delivery of the Stockholder Consent, which shall constitute all requisite approvals by any holders of Company Capital Stock of this Agreement, the First Merger and the other transactions contemplated hereby.

          (b)   Promptly, but in no event later than five (5) calendar days after the date of the Stockholder Consent, the Company shall deliver notice to all holders of the Company Capital Stock of the approval by the requisite number of holders of Company Capital Stock of this Agreement, the First Merger and the other transactions contemplated hereby, pursuant to and in accordance with the applicable provisions of the DGCL, including Section 228(e), and the Charter Documents (the "Stockholder Notices").

          (c)   Promptly, but in no event later than five (5) calendar days after the date of the Stockholder Consent, the Company shall provide to each holder of Company Capital Stock whose consent was not obtained a copy of the notice required pursuant to Section 262 of the DGCL informing such holder that appraisal rights are available for his, her or its shares of Company Capital Stock pursuant to Section 262 of the DGCL along with such other information as required by Section 262 of the DGCL and applicable law (the "Section 262 Notice").

          (d)   Without limiting the rights and remedies of Parent or any of the other Parent Indemnified Parties, the Stockholder Notices and the Section 262 Notice, including any amendments or supplements thereto, shall be subject to review and approval by Parent, such approval not to be unreasonably withheld.

          (e)   Each party shall provide to the other any information for inclusion in the preparation of the Stockholder Consent, the Stockholder Notices or Section 262 Notices that may be required by law and that is reasonably requested by any other party.

        2.11    Retention Equity.     Parent shall issue within thirty (30) days of the Closing Date, equity incentive awards to Continuing Employees in the form of stock options and/or restricted stock units for an aggregate number of shares of Parent Common Stock with an aggregate value, based on the Parent Stock Price, representing an aggregate value set forth on Schedule 2.11 (not inclusive of amounts issued to the Key Employees, employees providing solely transition services and equity incentive awards for service on Parent's Board of Directors).

        2.12    Withholding Taxes.

          (a)   Notwithstanding any other provision of this Agreement, the Company and, on its behalf, Parent, the Final Surviving Entity, the Escrow Agent and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement, such amounts as may be required to be deducted or withheld therefrom under any provision of the U.S. federal, state, local or foreign Tax law or under any applicable legal requirement and to request any necessary Tax forms, including Form W-9 or the appropriate series of Form W-8, as applicable, or any similar information. To the extent such amounts are so deducted or withheld and properly remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

          (b)   Except as expressly provided in this Agreement, the parties make no representations or warranties to any holders of any Company Capital Stock or holders of Company Options or Company Warrants regarding the tax treatment of the Merger, or any of the tax consequences to the Company or any such holder of this Agreement, the Merger or any of the other transactions contemplated hereby.

        2.13    Taking of Necessary Action; Further Action.     If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Final Surviving Entity with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company or any of its subsidiaries, then the officers and directors of the Final Surviving Entity, Parent, Merger Sub I and Merger Sub II are fully authorized to take, and will take, all such lawful and necessary actions.

        2.14    Expense Fund.     On the Closing Date, the Company will wire to the Securityholder Representative $250,000 (the "Expense Fund"), which will be held by the Securityholder Representative as agent and for the benefit of the Indemnifying Holders in a segregated client account and which will be used for the purposes of paying directly, or reimbursing the Securityholder Representative for, any third party expenses pursuant to this Agreement, the Escrow Agreement or any Securityholder Representative engagement agreement. The Securityholder Representative will hold the Expense Fund separate from its corporate funds and will not voluntarily make it available to its creditors in the event of bankruptcy. The Indemnifying Holders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Securityholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Securityholder Representative is not providing any investment supervision, recommendations or advice and will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. As soon as practicable following the release in full of the Escrow Fund, the Securityholder Representative will deliver the balance of the Expense Fund to the Exchange Agent for further distribution to the Indemnifying Holders, in accordance with their respective Indemnity Pro Rata Shares. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Indemnifying Holders. The Securityholder Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund, and has no tax reporting or income distribution obligations hereunder except as required by applicable law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company hereby represents and warrants to Parent, subject to such exceptions as are specifically disclosed in the disclosure schedule (referencing the appropriate section and subsection numbers or disclosed in any other section, subsection or clause of the disclosure schedule, provided, that it is reasonably apparent upon reading the disclosure in such other section, subsection or clause without independent knowledge on the part of the reader regarding the matter disclosed, that such disclosure is responsive to the appropriate section or subsection of this Article III) supplied by the Company to Parent (the "Company Disclosure Schedule") on and dated as of the date hereof as follows:

        3.1    Organization of the Company and its Subsidiaries.

          (a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as currently conducted. Each of the Company's subsidiaries is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as currently conducted. Each of the Company and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing in each jurisdiction where the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its activities make such qualification or licensing necessary to the business of the Company and its subsidiaries as currently conducted, except where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Company has made available to the Parent a true and correct copy of its certificate of incorporation, as amended to date (the "Certificate of Incorporation") and bylaws, as amended to date, each in full force and effect on the date hereof (collectively, the "Charter Documents"). The Company has made available to the Parent true and correct copies of the organizational documents of each of its subsidiaries, in each case, as amended to date, each in full force and effect on the date hereof. The Board of Directors of the Company has not approved or proposed any amendment to any of the Charter Documents. None of the boards of directors, or similar bodies, or any stockholders, of any of the Company's subsidiaries has approved or proposed any amendment to the organizational documents of any such subsidiary (as made available by the Company).

          (b)   Section 3.1(b) of the Company Disclosure Schedule lists the respective directors and officers of the Company and each of its subsidiaries.

          (c)   Section 3.1(c) of the Company Disclosure Schedule lists, by legal entity, every state or foreign jurisdiction in which the Company or any of its subsidiaries has Employees or facilities.

        3.2    Company Capital Structure.

          (a)   The authorized capital stock of the Company consists of (i) 45,000,000 shares of Company Common Stock, of which 3,599,250 shares are issued and outstanding as of the date hereof, no shares are held in the treasury of the Company as of the date hereof, 7,896,590 shares are reserved for future issuance pursuant to outstanding Company Options as of the date hereof, and 28,290,357 shares are reserved for future issuance pursuant to the terms of the outstanding Company Preferred Stock as of the date hereof, and (ii) 27,259,137 shares of Company Preferred Stock, consisting entirely of (A) 12,793,070 shares of Series A Preferred Stock, of which 12,159,480 shares are issued and outstanding as of the date hereof and 633,590 shares are reserved for future issuance pursuant to the terms of the Series A Warrants as of the date hereof, and (B) 15,457,016 shares of Series B Preferred Stock, of which 15,099,657 shares are issued and outstanding as of the date hereof and 357,359 shares are reserved for future issuance pursuant to the terms of the Series B Warrants as of the date hereof. Each share of Company Preferred Stock is convertible into one (1) share of Company Common Stock. All of the issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights. Except as set forth on Section 3.2(d) of the Company Disclosure Schedule, all of the issued and outstanding equity securities of each subsidiary of the Company are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights. As of the date hereof, the Company Capital Stock is held by the Persons with the domicile addresses and in the amounts set forth on Section 3.2(a) of the Company Disclosure Schedule, which further sets forth for each such Person the number, class and series of shares held by such Person, the percentage held by such Person relative to each class or series of shares such Person owns and the total issued and outstanding shares of Company Capital Stock as of the date hereof, and the number of the applicable stock certificates representing such shares. Except as set forth on Section 3.2(a) of the Company Disclosure Schedule (which provides an accurate and complete description of the vesting schedule and each repurchase and redemption right held by the Company to which any shares of Company Capital Stock are subject), there are no outstanding shares of Company Capital Stock or any equity securities of any subsidiary of the Company that constitute restricted stock or that are otherwise subject to a repurchase or redemption right. There are no declared or accrued but unpaid dividends with respect to any equity securities of the Company or any of its subsidiaries. Except as set forth in this Section 3.2(a), the Company has no other capital stock authorized, issued or outstanding.

          (b)   All outstanding shares of Company Capital Stock, equity securities of each subsidiary of the Company, Company Options, and other equity or equity based awards of the Company or any subsidiary of the Company have been issued in compliance in all material respects with all applicable federal, state, local or foreign statutes, laws, rules or regulations, including federal securities laws and any applicable state securities or "blue sky" laws.

          (c)   Except as set forth in Section 3.2(c) of the Company Disclosure Schedule and as set forth in this Section 3.2(c), the Company has never adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity or equity related compensation to any Person. The Company has reserved 9,270,103 shares of Company Common Stock for issuance under the Company's 2009 Stock Option/Stock Issuance Plan (the "Stock Plan"), of which options to purchase 7,896,590 shares of Company Common Stock are outstanding as of the date of this Agreement. Section 3.2(c) of the Company Disclosure Schedule also accurately sets forth with respect to each Company Option that is outstanding and each Company Warrant that is outstanding: (i) the name and domicile address of the holder of such Company Option or Company Warrant; [(ii) whether such Company Option or Warrant has been vested;] (iii) the type and number of shares of Company Capital Stock issuable upon the exercise of such Company Option or Company Warrant; (iv) the respective grant date(s) of such Company Option or and the term of such Company Option or Company Warrant; (v) the exercise price per share of Company Capital Stock purchasable under such Company Option or Company Warrant; and (vi) whether such Company Option or Company Warrant has been designated an "incentive stock option" as defined in Section 422 of the Code. No Company Option or Company Warrant will by its terms require an adjustment in connection with the Merger, except as expressly contemplated by this Agreement.

          (d)   Except as set forth in Sections 3.2(c) and 3.2(d) of the Company Disclosure Schedule, there are no options, warrants, calls, rights, convertible securities, commitments or agreements of any character, written or oral, to which the Company or any subsidiary of the Company is a party or by which the Company or any subsidiary of the Company is bound obligating the Company or any subsidiary of the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Company Capital Stock or any equity securities of any subsidiary of the Company or obligating the Company or any subsidiary of the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company or any subsidiary of the Company.

          (e)   Except as set forth in Section 3.2(e) of the Company Disclosure Schedule and except as contemplated hereby, there are no (i) voting trusts, proxies, or other agreements or understandings with respect to the voting stock of the Company or any subsidiary of the Company and (ii) agreements to which the Company or any subsidiary of the Company is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co sale rights or "drag along" rights) of any Company Capital Stock or any equity securities of any subsidiary of the Company.

        3.3    Subsidiaries.     Section 3.3 of the Company Disclosure Schedule sets forth: (a) the name of each subsidiary of the Company; (b) the jurisdiction of organization of each subsidiary of the Company; (c) the number, class and series of all outstanding equity securities of each subsidiary of the Company and (d) a list of each of the holders thereof, together with the number and percentage held by such holder relative to such class or series. The Company does not control, directly or indirectly, or have any direct or indirect equity participation or similar interest in, or any obligations to acquire any equity securities of or make any contribution to or debt or equity investment in, any Person that is not a wholly owned subsidiary of the Company.

        3.4    Authority and Enforceability.

          (a)   The Company has all requisite corporate power and authority to enter into this Agreement and any Related Agreements to which it is a party and, subject to obtaining the Stockholder Consent, to consummate the First Merger and to consummate the other transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and any Related Agreements to which the Company is a party and the consummation of the First Merger the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and no further corporate action is required on the part of the Company to authorize this Agreement and any Related Agreements to which it is a party or the First Merger or the other transactions contemplated hereby and thereby (other than, in the case of the consummation of the First Merger, obtaining the Stockholder Consent and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement and the First Merger have been unanimously approved by the Board of Directors of the Company. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitutes the valid and binding obligations of the Company enforceable against it in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Related Agreements to which the Company is a party, when executed and delivered by the Company and assuming the due authorization, execution and delivery by the other parties hereto and thereto, will constitute the valid and binding obligations of the Company enforceable against it in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

          (b)   Without limiting the generality of the foregoing, the Board of Directors of the Company has unanimously (i) determined that the First Merger is fair to, and in the best interests of, the Company and the Company Stockholders, (ii) approved and adopted the First Merger and this Agreement in accordance with the provisions of the DGCL and the Charter Documents, (iii) directed that this Agreement and the First Merger be submitted to the Company Stockholders for their approval and adoption and (iv) resolved to recommend that the Company Stockholders vote in favor of the approval and adoption of this Agreement and the First Merger.

        3.5    Stockholder Consent.     The Stockholder Consent, when executed and delivered, will satisfy all requirements for consents, votes or approvals by the holders of any classes or series of Company Capital Stock necessary to approve and adopt, and consummate, this Agreement, the First Merger and the Related Agreements to which the Company is party in accordance with the Company's Certificate of Incorporation and applicable law.

        3.6    No Conflict.     The execution and delivery by the Company of this Agreement and any Related Agreement to which the Company is a party, and the consummation of the First Merger and the other transactions contemplated hereby and thereby, will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (any such event, a "Conflict") (i) any provision of the Charter Documents or any organizational documents of any subsidiary of the Company, (ii) any Material Contract to which the Company or any subsidiary of the Company is a party or by which any of the Company's or any of its subsidiaries' respective properties or assets may be bound (except for immaterial (in relation to the Company and its subsidiaries, taken as a whole) conflicts, violations, defaults, rights of termination, cancellations, modifications, accelerations or losses), or (iii) assuming that all consents, approvals, authorizations, waiting period expirations, and other actions described in Section 3.7 have been obtained and all filings and obligations described in Section 3.7 have been made or complied with, any material judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its subsidiaries or any of their respective properties or assets (whether tangible or intangible). Section 3.6 of the Company Disclosure Schedule sets forth all necessary consents, waivers and approvals of parties to any Material Contracts as are required thereunder in connection with the First Merger, or for any such Material Contract to remain in full force and effect without limitation, modification or alteration immediately after the Closing in accordance with the terms of such Material Contracts.

        3.7    Consents.     No material consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other federal, state, county, local or other foreign governmental authority, instrumentality, agency or commission (each, a "Governmental Entity") is required by, or with respect to, the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement and any Related Agreement to which the Company or any of its subsidiaries is a party or the consummation of the First Merger and the other transactions contemplated hereby and thereby, except for (i) the filing of a Certificate of Merger as provided in Section 2.2, (ii) such consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws and (iii) such filings and notifications as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act") or any other applicable federal, state or foreign law, regulation, order, decree or other legal restraint designed to govern competition or prohibit, restrict or regulate actions with the purpose or effect of monopolization or restraint of trade (collectively "Antitrust Laws"), to be made by Company, or by its "ultimate parent entity" as that term is defined in the HSR Act, and the expiration or early termination of any applicable waiting periods under the HSR Act or applicable foreign Antitrust Laws.

        3.8    Company Financial Statements.

          (a)   Section 3.8(a) of the Company Disclosure Schedule sets forth (i) the Company's audited consolidated balance sheet as of December 31, 2013 and the related audited consolidated statements of income, cash flow and stockholders' equity (the "2013 Financials"), the Company's audited consolidated balance sheet as of December 31, 2012 and the related audited consolidated statements of income, cash flow and stockholders' equity (the "2012 Financials"), and the Company's audited consolidated balance sheet as of December 31, 2011 and the related audited consolidated statements of income, cash flow and stockholders' equity (the "2011 Financials"), and (ii) the Company's consolidated interim unaudited consolidated balance sheet as of July 31, 2014 (the "Balance Sheet Date"), and the related unaudited consolidated statements of income, cash flow and stockholders' equity for the [seven (7)] months then ended (the "2014 Financials" and together with the 2013 Financials, the 2012 Financials and the 2011 Financials, the "Financials"). The Financial Statements are true and correct in all material respects and were prepared in accordance with GAAP (except that the 2014 Financials do not contain footnotes and may be subject to normal year-end audit adjustments) applied on a consistent basis throughout the periods indicated and consistent with each other. The Financials present fairly in all material respects the Company's and its subsidiaries' consolidated financial condition, operating results and cash flows as of the dates and during the periods indicated therein (except that the 2014 Financials may be subject to normal year-end audit adjustments) that, to the extent not reflected therein, are not material in amounts or nature. The Company's unaudited consolidated balance sheet as of the Balance Sheet Date is referred to hereinafter as the "Current Balance Sheet".

          (b)   Section 3.8(b) of the Company Disclosure Schedule sets forth a true and correct list of the revenue (by billing address) earned by the Company from sources in each country other than the United States, on a country-by-country basis, during the seven (7) months ended on July 31, 2013 (determined in accordance with GAAP, which shall be applied in a manner consistent with the Financials to the extent they are consistent with GAAP).

        3.9    No Undisclosed Liabilities, No Material Adverse Effect; Ordinary Course.

          (a)   Neither the Company nor any subsidiary of the Company has any Liabilities of any type, except for: (i) those set forth or adequately provided for in the Current Balance Sheet; (ii) those incurred after the date of the Current Balance Sheet arising in the ordinary course of business and consistent with past practice (none of which in either case results from, arises out of, relates to, is in the nature of or was caused by any breach of contract, breach of warranty, tort, infringement or violation of law); (iii) those arising under this Agreement; (iv) performance obligations under Material Contracts other than with respect to any liability of the Company or its subsidiaries for breach or default; and (v) performance obligations under Contracts to which the Company is a Party that are not Material Contacts other than with respect to any liability of the Company or its subsidiaries for breach or default.

          (b)   Since the Balance Sheet Date, there has not occurred any Material Adverse Effect.

          (c)   Since the Balance Sheet Date, neither the Company nor any of its subsidiaries has taken any action that, if taken after the date hereof, would require Parent's consent under Section 5.1.

        3.10    Accounts Receivable.     All of the accounts receivable, whether billed or unbilled, of the Company and its subsidiaries set forth on the Current Balance Sheet arose in the ordinary course of business, are carried at values determined in accordance with GAAP consistently applied, are not subject to any valid set-off or counterclaim and do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement. All of the accounts receivable, whether billed or unbilled, of the Company and its subsidiaries that have arisen since the Balance Sheet Date arose in the ordinary course of business, are carried at values determined in accordance with GAAP consistently applied, are not subject to any valid set-off or counterclaim and do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement. Section 3.10 of the Company Disclosure Schedule sets forth the aging of the accounts receivable as of the date hereof.

        3.11    Tax Matters.

          (a)    Tax Returns and Audits.

              (i)  The Company and each of its subsidiaries have (A) prepared and timely filed all U.S. federal and material state, local and non-U.S. returns, estimates, information statements, forms and reports required to be filed under applicable law in connection with the determination, assessment, or collection of any Tax ("Returns") required to be paid by the Company or any of its subsidiaries or their respective operations and such Returns are true and correct in all material respects and have been completed in accordance with applicable law and accurately set forth all material items to the extent required to be reflected or included on such Returns, and (B) timely paid all material Taxes it is required to pay (whether or not shown on a Return) or, for all Taxes that are not yet due and payable (whether or not shown on any Return) that have accrued up to and including the Closing Date, has appropriately included such Taxes in the Estimated Closing Balance Sheet.

             (ii)  The Company and each of its subsidiaries have paid or withheld with respect to their respective Employees, stockholders and other third parties, all Taxes required to be paid or withheld, and have timely paid over any such Taxes over to the appropriate authorities.

            (iii)  There is no Tax deficiency outstanding, assessed or proposed in writing against the Company or any of its subsidiaries, nor has the Company or any of its subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax, which waiver is still in effect.

            (iv)  None of the Company or any of its subsidiaries or any of the Company Knowledge Parties expects any authority to assess any material additional Taxes for any period for which Tax Returns have been filed. No audit or other examination of any Return of the Company or any of its subsidiaries is presently in progress, nor has the Company or any of its subsidiaries been notified in writing of any request for such an audit or other examination, and none of the Company or any of its subsidiaries has Knowledge that any such action or proceeding is being contemplated. No adjustment relating to any Return filed by the Company has been proposed in writing by any Tax authority.

             (v)  The Company has delivered or made available to Parent, copies of all income and other material Returns for the Company and its subsidiaries filed for all periods since December 31, 2010.

            (vi)  No claim has ever been made by a Governmental Entity in a jurisdiction where the Company or any of its subsidiaries does not file Returns that it is or may be subject to taxation by that jurisdiction.

           (vii)  With the exception of customary commercial leases or contracts that are not primarily related to Taxes entered into in the ordinary course of business and liabilities thereunder, neither the Company nor any of its subsidiaries has (A) ever been a party to any Tax sharing, indemnification or allocation agreement, nor does the Company or any of its subsidiaries owe any amount under any such agreement, (B) had any Liability for the Taxes of any Person (other than Company or any subsidiary) under Treasury Regulation §1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by Contract, or by operation of law or (C) ever been a party to any joint venture, partnership or other arrangement that could be treated as a partnership for Tax purposes.

          (viii)  The Company has not been, during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code, a "United States Real Property Holding Corporation" within the meaning of Section 897(c)(2) of the Code.

            (ix)  There are no Liens on the assets of the Company or any of its subsidiaries relating or attributable to Taxes other than Liens for Taxes not yet due and payable.

             (x)  Neither the Company nor any of its subsidiaries has engaged in a "reportable transaction," as set forth in Section 6707A(c)(1) of the Code and Treasury Regulation §1.6011-4(b) or any similar provision of state, local or non-U.S. law, or any transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a listed transaction as set forth in Section 6707A(c)(1) of the Code and Treasury Regulation §1.6011-4(b)(2).

            (xi)  Neither the Company nor any of its subsidiaries has constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

           (xii)  Neither the Company nor any of its subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) any installment sale or open transaction disposition made on or prior to the Closing Date, (B) any prepaid amount received on or prior to the Closing Date, (C) any "closing agreement," as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign income Tax law), (D) a change in the method of accounting for a period ending prior to or including the Closing Date, (E) any intercompany transaction or excess loss account described in Treasury

    Regulations under Code Section 1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law), (F) an election under Section 108(i) of the Code or (G) the use of an improper method of accounting for a taxable period ending on or prior to the Closing Date.

          (xiii)  Neither the Company nor any of its affiliates has taken or agreed to take any action which could prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

          (xiv)  Notwithstanding anything to the contrary in this Agreement, it is agreed and understood that (i) no representation or warranty is made by the Company in this Agreement in respect of Tax matters, other than the representations and warranties set forth in Section 3.11, (ii) the representations and warranties of the Company in this Section 3.11(a) (other than Section 3.11(a)(vii) or Section 3.11(a)(xii) ) refer only to activities prior to the Closing and shall not serve as representations and warranties regarding, or a guarantee of, nor can they be relied upon with respect to, Taxes attributable to any taxable period (or portion thereof) beginning, or Tax positions taken, after the Closing Date, and (iii) no representations, warranties or guarantees are made with respect to the amount or availability of Tax attributes of the Company or any subsidiary after the Closing Date.

          (b)    Executive Compensation Tax and Parachute Payments.    Except as set forth on Section 3.11(b) of the Company Disclosure Schedule, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise) (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Company or any of its subsidiaries, (ii) result in the forgiveness of any indebtedness of any director, employee or independent contractor of the Company or any of its subsidiaries to the Company or its subsidiaries, (iii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iv) result in the acceleration of the time of payment, vesting, distribution or funding of any such benefit or compensation or (v) result in any amount failing to be deductible by reason of Section 280G of the Code. There is no Contract to which the Company or any of its subsidiaries is a party or by which it is bound to compensate any director, employee or independent contractor for excise taxes paid pursuant to Section 4999 of the Code or any similar applicable law. Section 3.11(b) of the Company Disclosure Schedule lists all Persons who are "disqualified individuals" (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) of the Company, as determined as of the date of the execution of this Agreement.

        3.12    Restrictions on Business Activities.     There is no Contract (non-competition or otherwise), commitment, judgment, injunction, order or decree to which the Company or any of its subsidiaries is a party or otherwise binding upon the Company or any of its subsidiaries which restricts or impairs the Company's or, after the consummation of the Merger, the Final Surviving Entity's or Parent's, ability to engage in any line of business or to compete with any Person. Without limiting the generality of the foregoing, neither the Company nor any of its subsidiaries has entered into any Contract under which the Company or any of its subsidiaries is, or may become, restricted from developing, selling, licensing, manufacturing or otherwise distributing or commercializing any Company Intellectual Property or Company Products or from providing services to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market, including by means of any grant of exclusivity.

        3.13    Title to Properties; Absence of Liens and Encumbrances.

          (a)   Neither the Company nor any of its subsidiaries owns any real property, nor has the Company or any of its subsidiaries ever owned any real property.

          (b)   Except as set forth in Section 3.13(b) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has entered into, nor is bound by, any lease, lease guaranty, sublease, agreement for the leasing, use or occupancy of, or otherwise granting a right in or relating to any real property.

          (c)   The Company and each of its subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used in the conduct of the business of the Company and each of its subsidiaries as currently conducted, free and clear of any Liens, other than Permitted Liens.

          (d)   Each of the real property leases identified in Section 3.13(b) of the Company Disclosure Schedule is in full force and effect and neither the Company nor any of its subsidiaries has received or provided any written or oral notice of any default or event that with notice or lapse of time, or both, would constitute a default by the Company, any of its subsidiaries or any other party thereto under any of the real property leases identified in the Company Disclosure Schedule.

        3.14    Intellectual Property.

          (a)    Definitions.    For all purposes of this Agreement, the following terms shall have the following respective meanings:

          "Company Intellectual Property" shall mean any and all Intellectual Property that is owned, purported to be owned (in each case whether owned singularly or jointly with a third party or parties), filed by, held in the name of or exclusively licensed to the Company or any of its subsidiaries.

          "Company Products" shall mean all products and services manufactured, made commercially available, marketed, distributed, supported, sold, imported for resale or licensed out by or on behalf of the Company or any of its subsidiaries, including any plugins, libraries and APIs, in each case, in the three (3) year period immediately preceding the Closing Date.

          "Company Registered Intellectual Property" shall mean all Registered Intellectual Property that is part of Company Intellectual Property.

          "Company Technology" shall mean all Technology included within the Company Intellectual Property.

          "Infringement" or "Infringe" shall mean an assertion that a given item infringes, misappropriates, dilutes, unfairly competes with, constitutes unauthorized use of or otherwise violates the Intellectual Property Rights of any Person.

          "Intellectual Property" shall mean any and all Intellectual Property Rights and Technology.

          "Intellectual Property Rights" shall mean worldwide (i) patents and patent applications and industrial designs and other governmental grants for the protection of inventions or industrial designs, including patent rights, inventions, discoveries and invention disclosures (whether or not patented) ("Patents"), (ii) copyrights in both published and unpublished works, copyright registrations and applications for copyright registration, Moral Rights, rights of publicity and privacy, and mask work rights, and all derivatives, translations, adaptations and combinations of the foregoing, (iii) rights in know-how, trade secrets and confidential or proprietary information, including research in progress, algorithms, data, databases, data collections, designs, processes, formulae, models, strategies, prototypes, techniques, source code, source code documentation, beta testing procedures and beta testing results ("Trade Secrets"), (iv) rights in registered and unregistered trademarks, trade names, logos, service marks, designs, emblems, signs, insignia, slogans, other similar designations of source or origin and general intangibles of like nature, and registrations and applications for registration for any of the foregoing, together with the goodwill of the Company or the Company's business symbolized by any of the foregoing ("Trademarks"), (v) domain names and web addresses, (vi) analogous rights to those set forth above and any other intellectual property rights in any jurisdiction, and (vii) rights to sue for past, present and future Infringement of the rights set forth above.

          "Moral Rights" shall mean moral rights in any Intellectual Property, including the right to the integrity of the work, the right to be associated with the work as its author by name or under a pseudonym and the right to remain anonymous.

          "Personal Information" means, in addition to all information defined or described by the Company or any of its subsidiaries as "personal information," "personally identifiable information," "PII" or using any similar term in any Privacy Policies or other public-facing statement, (i) information that identifies or could be used to identify (either alone or in combination with other information possessed by the Company or any of its subsidiaries) an individual consumer, including name, physical address, telephone number, email address, financial account number, government-issued identifier (including Social Security number and driver's license number); to the extent associated with an identifiable individual consumer, medical information, health information or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations, marital or other status, photograph, face geometry, or biometric information; and any other data used or intended to be used to identify, contact or precisely locate an individual; (ii) any data regarding an identifiable individual's activities online or on a mobile or other application (e.g., searches conducted, web pages, video or other content visited or viewed); (iii) any data associated with a device owned, used or operated by an identifiable individual consumer; and (iv) Internet Protocol addresses or other persistent identifiers, to the extent such identifiers constitute personal information under applicable Privacy Laws. Personal Information may relate to any individual, including a current, prospective or former customer, employee or vendor of the Company or any of its subsidiaries. Personal Information includes information in any form, including paper, electronic and other forms. For purposes of this paragraph, an individual is "identifiable" only if he or she could be identified, contacted or precisely located with information possessed by the Company or any of its subsidiaries.

          "Privacy Laws" means all applicable laws, regulatory and self-regulatory guidelines and published interpretations by any Governmental Entity (including, for the avoidance of doubt, the European Union and the agencies thereof) relating to (i) the privacy of users of (including Internet and device application users who view or interact with) the Company Products and all of the Company's websites and device applications and (ii) the collection, use, storage, retention, disclosure, and disposal of any Personal Information collected by the Company or any of its subsidiaries or by third parties acting on the Company's behalf or having authorized access to the Company's (or any of its subsidiaries') records.

          "Registered Intellectual Property" shall mean Intellectual Property that has been registered, filed, certified or otherwise perfected or recorded with or by any state, provincial, federal government or other public or quasi-public legal authority (including domain name registrars), or any applications for any of the foregoing.

          "Shrink-Wrap Code" shall mean any generally commercially available software in executable code form (other than development tools and development environments) that is available for a cost of not more than twenty-five thousand Dollars ($25,000) annually.

          "Technology" shall mean (i) works of authorship including computer programs, in source code and executable code form, architecture and documentation, (ii) inventions (whether or not patentable), discoveries and improvements, (iii) Trade Secrets, (iv) databases, data compilations and collections, and customer and technical data, (v) methods and processes, (vi) devices, prototypes, designs and schematics and (vii) tangible items related to, constituting, disclosing or embodying any or all of the foregoing, including all versions thereof and all technology from which such items were derived.

          "User Documentation" shall mean explanatory and informational materials concerning the Company Products and Company Technology, in printed or electronic form, which the Company or any of its subsidiaries have released for distribution to end users with such Company Products and Company Technology, which may include manuals, descriptions, user or installation instructions, diagrams, printouts, listings, flow-charts and training materials, contained on visual media such as paper or photographic film, or on other physical storage media in machine readable form.

          (b)    Company Products and Technology.    Section 3.14(b) of the Company Disclosure Schedule lists all Company Products by name and version number.

          (c)    Registered Intellectual Property.    Section 3.14(c) of the Company Disclosure Schedule lists (i) all Company Registered Intellectual Property and all material unregistered Trademarks used by the Company or any of its subsidiaries with respect to any Company Products, (ii) any actions that must be taken by the Company or any of its subsidiaries within ninety (90) days of the Closing Date with respect to any of the foregoing, including the payment of any registration, maintenance, renewal fees or the filing of any documents, applications or certificates, and (iii) any proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) to which the Company or any of its subsidiaries is or was a party and in which claims are or were raised relating to the validity, enforceability, scope, ownership or Infringement of any of the Company Registered Intellectual Property. With respect to each item of Company Registered Intellectual Property: (A) all necessary registration, maintenance and renewal fees have been paid, and all necessary documents and certificates have been filed with the relevant patent, copyright, trademark or other authorities in the United States or relevant foreign jurisdictions, as the case may be, for the purposes of maintaining such Intellectual Property Rights; and (B) to the Knowledge of the Company, each such item is subsisting, valid and enforceable. Neither the Company nor any of its subsidiaries has misrepresented, or failed to disclose, any facts or circumstances in any application for any Company Registered Intellectual Property that would constitute fraud or a misrepresentation with respect to such application or, to the Knowledge of the Company, that would otherwise affect the enforceability of any Company Registered Intellectual Property.

          (d)    Transferability of Intellectual Property.    Following the Closing, all Company Intellectual Property will be fully transferable, alienable and licensable by the Company or Parent without restriction and without payment of any kind to any third party, to the same extent that such Company Intellectual Property was transferable, alienable and licensable by the Company or Parent immediately prior to the Closing.

          (e)    Title to Intellectual Property.    The Company or a subsidiary thereof is the sole and exclusive owner of each item of Company Intellectual Property (other than any Company Intellectual Property which is jointly owned as set forth on Section 3.14(e) of the Company Disclosure Schedule or any Licensed IP (as defined in Section 3.14(f) below)), free and clear of any Liens other than Permitted Liens. The Company has the sole and exclusive right to bring a claim or suit against a third party for past, present or future Infringement of the Company Intellectual Property (other than any Company Intellectual Property which is jointly owned as set forth on Section 3.14(e) of the Company Disclosure Schedule or any Licensed IP (as defined in Section 3.14(f) below)).

          (f)    Third Party Intellectual Property.    Section 3.14(f) of the Company Disclosure Schedule lists all Contracts under which a third party licenses or provides any Intellectual Property to the Company or any of its subsidiaries (other than Intellectual Property licensed to the Company or any of its subsidiaries under licenses for the Open Source Software listed in Section 3.14(n) of the Company Disclosure Schedule, licenses for Shrink-Wrap Code or agreements described in Sections 3.14(f) and 3.14(j) below). Other than Intellectual Property licensed to the Company under (i) licenses for the Open Source Software listed in Section 3.14(n)(i) of the Company Disclosure Schedule, (ii) licenses for Shrink-Wrap Code and (iii) the licenses set forth in Section 3.14(f) of the Company Disclosure Schedule (collectively, "Licensed IP), the Company Intellectual Property includes all Intellectual Property, other than Patents, that is used in or necessary for the conduct of the business of the Company and its subsidiaries as it currently is conducted, including the design, development, manufacture, use, marketing, import for resale, distribution, licensing out and sale of all Company Products and, to the Knowledge of the Company, the Company Intellectual Property includes all Patents that are used in or necessary for the conduct of the business of the Company and its subsidiaries as it currently is conducted, including the design, development, manufacture, use, marketing, import for resale, distribution, licensing out and sale of all Company Products.

          (g)    Standard Form Agreements.    Copies of the Company's and its subsidiaries' standard form(s) of non-disclosure agreement and the Company's and its subsidiaries' standard form(s), including attachments, of non-exclusive licenses of the Company Products to end-users, including terms of use (collectively, the "Standard Form Agreements") have been provided to Parent or made available in the dataroom. Other than non-disclosure agreements and non-exclusive licenses of the Company Products to end-users that, in each case, do not materially differ in substance from the Standard Form Agreements and that have been entered into in the ordinary course of business, Section 3.14(f) of the Company Disclosure Schedule lists all Contracts under which the Company or any of its subsidiaries has granted, licensed or provided any material Company Intellectual Property to third parties, including any Contracts containing covenants not to sue or non-assertion provisions that relate to Intellectual Property.

          (h)    No Infringement.    The operation of the business of the Company and its subsidiaries as it has been conducted since the date that is five (5) years prior to the date hereof and as currently conducted, including the design, development, use, import, branding, advertising, promotion, marketing, manufacture, sale, distribution, publication and licensing out of any Company Product, has not, does not and will not Infringe when conducted in substantially the same manner by Parent and/or the Company following the Closing, any Intellectual Property Rights of any Person, other than the rights of any Person under any Patent. To the Knowledge of the Company, the operation of the business of the Company and its subsidiaries as it has been conducted since the date that is five (5) years prior to the date hereof and as currently conducted, including the design, development, use, import, branding, advertising, promotion, marketing, manufacture, sale, distribution, publication and licensing out of any Company Product, has not, does not and will not Infringe when conducted in substantially the same manner by Parent and/or the Company following the Closing, any Patent of any Person. None of the Company or any of its subsidiaries has received written notice from any Person claiming that such operation or any act, any Company Product, any Technology used by the Company or any Company Intellectual Property Infringes any Intellectual Property Rights of any Person (nor does the Company have Knowledge of any threat thereof). No Company Product or Company Intellectual Property is subject to any proceeding or outstanding decree, order, judgment or settlement agreement or stipulation that restricts in any manner the use, provision, transfer, assignment or licensing thereof by the Company or any of its subsidiaries or, to the Knowledge of the Company, may affect the validity, registrability, use or enforceability of such Company Product or Company Intellectual Property.

          (i)    Restrictions on Business.    Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent by operation of law or otherwise of any Contracts to which the Company or any of its subsidiaries is a party, will cause: (i) Parent, any of its affiliates or the Company or any of its subsidiaries to grant to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, any of them, (ii) Parent, any of its affiliates or the Company or any of its subsidiaries, to be bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses (excluding any non-compete or other restriction that arises from any agreement to which Parent or its affiliates is a party but the Company is not a party) to which such entities would not otherwise be bound in the absence of this Agreement or the transactions contemplated hereby, or (iii) Parent, any of its affiliates or the Company or any of its subsidiaries to be obligated to pay any royalties or other fees or consideration with respect to Intellectual Property Rights of any third party in excess of those payable by the Company or its subsidiaries in the absence of this Agreement or the transactions contemplated hereby.

          (j)    No Third Party Infringement.    To the Knowledge of the Company, no Person has Infringed any Company Intellectual Property or the Company's rights therein or thereto. The Company or its subsidiaries have the exclusive right to bring actions against any Person that has Infringed any Company Intellectual Property (other than any Company Intellectual Property which is jointly owned as set forth on Section 3.14(e) of the Company Disclosure Schedule or any Licensed IP)and to retain for themselves any damages recovered in any such action.

          (k)    Proprietary Information Agreements.    Copies of the Company's standard form of proprietary information, confidentiality and assignment agreement for employees (the "Employee Proprietary Information Agreement") and the Company's standard form of consulting agreement containing proprietary information, confidentiality and assignment provisions (the "Consultant Proprietary Information Agreement") have been provided to Parent or made available in the dataroom. All agreements with employees or consultants that deviate in any material respect from the Employee Proprietary Information Agreement or Consultant Proprietary Information Agreement are listed on Section 3.14(k) of the Company Disclosure Schedule. All current and former employees of the Company and its subsidiaries and all current and former consultants of the Company and its subsidiaries who have been involved in the creation, invention or development of Intellectual Property for or on behalf of the Company or its subsidiaries (each, a "Contributor"), have executed and delivered (and to the Company's Knowledge are in compliance with) the applicable form of agreement. Without limiting the foregoing, no Contributor owns or has any right, including the right to assert any Moral Rights, to Company Products or Company Intellectual Property, nor has any Contributor made any assertions with respect to any alleged ownership or rights. All Contributors of the Company and each of its subsidiaries that are or were, at the time of their engagement with the Company or its subsidiaries, as applicable, residents of countries that recognize Moral Rights or whose relationships with the Company or its subsidiaries, as applicable, are or were governed by applicable laws in countries that recognize Moral Rights have executed written agreements with the Company or the applicable subsidiary that to the fullest extent permitted under applicable law, waive for the benefit of the Company, all Moral Rights.

          (l)    Protection of Confidential Information.    Each of the Company and its subsidiaries has taken reasonable steps to protect the confidentiality of Trade Secrets owned or used by the Company or any of its subsidiaries or of any third party that has provided any Trade Secrets to the Company or any of its subsidiaries. All Persons with access to such Trade Secrets have executed written confidentiality agreements with the Company or its subsidiaries and, to the Knowledge of the Company, there has not been any breach of such confidentiality agreements.

          (m)    No Government Funds.    No funding, facilities or resources of any government, university, college, other educational institution, multi-national, bi-national or international organization or research center was used in the development of the Company Products or Company Intellectual Property.

          (n)    Open Source Software.    Section 3.14(n)(i) of the Company Disclosure Schedule lists all software that is distributed as "open source software" or under a similar licensing or distribution model (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License) (collectively, "Open Source Software") that has been incorporated into, links or calls to, or is distributed with any Company Product in any way, lists the Company Product with which such Open Source Software is used, and whether the Open Source Software was modified by the Company or any of its subsidiaries. Except as disclosed in Section 3.14(n)(ii) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has used Open Source Software in any manner that, with respect to any Company Product or any Company Intellectual Property (including Company Technology), (i) requires the disclosure or distribution of any portion of the source code of such Company Product or Company Intellectual Property or component thereof to any third party, (ii) requires the licensing thereof for the purpose of making derivative works, (iii) imposes any restriction on the consideration to be charged for the distribution thereof, or (iv) creates, or purports to create, obligations for the Company or any of its subsidiaries with respect to Intellectual Property Rights owned by the Company or any of its subsidiaries or grant, or purport to grant, to any third party, any rights or immunities under Intellectual Property Rights owned by the Company or any of its subsidiaries. With respect to any Open Source Software that is or has been used by the Company or any of its subsidiaries in any way, the Company and each of its subsidiaries has been and is in compliance with all applicable licenses with respect thereto.

          (o)    Source Code.    Neither the Company, any of its subsidiaries, nor any other Person acting on its behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any source code for any Company Product except for disclosures to employees, contractors or consultants under binding written agreements that prohibit use or disclosure except in the performances of services to the Company or any subsidiary thereof.

          (p)    Privacy.

              (i)  At all times since inception, the Company and each of its subsidiaries has provided accurate notice of its privacy practices on all of its websites and mobile applications and these notices (the "Privacy Notices"), all written, public-facing materials distributed or marketed by the Company or any of its subsidiaries (the Privacy Notices, together with the rest of the foregoing, collectively, the "Privacy Policies"): (a) have been and currently are in compliance with all Privacy Laws; (b) have been and currently are accurate; and (c) have not contained and do not contain any material omissions of the Company's privacy practices or practices concerning the collection, use, storage, retention, disclosure and disposal of Personal Information. The Privacy Notices providing this notice and the periods each notice has been in effect are set forth in Schedule 3.14(p) of the Company Disclosure Schedule. The Company's privacy practices conform, and at all times have conformed, in all material respects to the applicable Privacy Policies then in effect and with any written public statements by the Company or any of its subsidiaries regarding such entity's privacy and information security practices. The Company and each of its subsidiaries has complied in all material respects with all applicable laws, regulatory and self-regulatory guidelines, and published interpretations of any Governmental Entity relating to: (x) the privacy of users of (including Internet and device application users who view or interact with) the Company Products and all of the Company's websites and device applications, and (y) the collection, use, storage, retention, disclosure and disposal of any Personal Information collected by the Company or any of its subsidiaries or by third parties acting on the behalf of the Company or any of its subsidiaries or having authorized access to any records of the Company or any of its subsidiaries. The Company's Privacy Policies and its practices concerning the collection, use, storage, retention, disclosure, and disposal, of Personal Information conform, and at all times have conformed, in all material respects, to all of the Company's contractual commitments, including to its customers, viewers of any of the Company's (or its subsidiaries') websites, users of (including Internet and device application users who view or interact with) the Company Products, and the Company's contractual commitments, including with analytics providers, data providers, social media services, publishers, advertisers and advertising networks, exchanges and advertising networks, through which Company Products are offered or accessed. No claims have been asserted or, to the Knowledge of the Company, are threatened against the Company or any of its subsidiaries by any Person alleging a violation of any Person's privacy, personal or confidentiality rights under the Privacy Policies. Neither this Agreement nor the transactions contemplated by this Agreement will violate the Privacy Policies as they currently exist or as they existed at any time during which any of the Personal Information was collected or obtained.

             (ii)  At all times since inception, the Company and each of its subsidiaries has complied with: (i) all applicable Privacy Laws relating to the security of Personal Information, with respect to any and all Personal Information to which the Company or any of its subsidiaries has had access or otherwise collected or handled or that is collected or handled by third parties acting on behalf of the Company or any of its subsidiaries, and that is subject to such Privacy Laws, and (ii) the Payment Card Industry Data Security Standard, with respect to any payment card data that the Company or any of its subsidiaries has collected or handled, or that has been collected or handled by authorized third parties acting on behalf of the Company or any of its subsidiaries or having access to the records of the Company. The information security practices of the Company and each of its subsidiaries conform, and at all times have conformed, with (A) any information security statements in the applicable Privacy Policies of the Company or such subsidiary, as applicable, then in effect, (B) any written public statements regarding the information security practices of the Company or such subsidiary, as applicable, and (C) all of the contractual commitments of the Company or such subsidiary, as applicable, including contractual commitments to payment card networks, issuers and acquirers. No actions have been asserted or, to the Knowledge of the Company, are threatened against the Company or any of its subsidiaries by any Person with respect to the security of Personal Information. There has been no unauthorized disclosure or misuse of or, to the Knowledge of the Company, any unauthorized access to Personal Information owned, licensed or maintained by, or on behalf of, the Company or any of its subsidiaries, and the Company and each of its subsidiaries does take and has at all times taken all steps reasonably necessary to prevent such unauthorized access, disclosure, and misuse.

          (q)    Bugs and Defects.    Except to the extent that would not have a material adverse effect on the Company, (i) there are no material defects, malfunctions or nonconformities in any of the Company Products; (ii) there have been, and are, no claims asserted against the Company, any of its subsidiaries or any of its customers or distributors related to the Company Products; and (iii) none of the Company and its subsidiaries has been or is required to recall any Company Products.

          (r)    Contaminants; Security Measures.    Each of the Company and its subsidiaries has taken commercially reasonable steps to prevent the introduction of any "back door," "time bomb," "Trojan horse," "worm," "drop dead device," "virus" or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such Company Product or data or other software of users or could otherwise disrupt or interfere with the operation of the Company Products or Company Technology or equipment upon which the Company Products or Company Technology operate ("Contaminants") into Company Products. The Company and its subsidiaries have taken commercially reasonable steps to protect the information technology systems used in connection with the operation of the Company and its subsidiaries from Contaminants. To the Company's knowledge, there have been no material unauthorized intrusions or breaches of the security of information technology systems.

          (s)    Uptime History; No SLA Claims.    In the five (5) years immediately preceding the date hereof, the Company Products has maintained 99.9% uptime and there has not been any material malfunction that has not been remedied or replaced in all material respects or any material unplanned downtime or material service interruption with respect to the Company Products and Company Technology. No claims are outstanding or have been asserted against the Company or any of its subsidiaries as a result of any downtime with respect to the Company Products or Company Technology or for any violation of service level requirements or failure to achieve specified performance levels or maintain interoperability or compatibility of any of the Company Products or Company Technology or services of the Company or any of its subsidiaries with any technology, products or services of any other Person, in each case to the extent such claims would have a material adverse effect on the Company. In the five (5) years immediately preceding the date hereof, neither the Company nor any of its subsidiaries has ever made payments to any Person under or with respect to a Contract in connection with a failure to meet service level agreements or warranties.

        3.15    Material Contracts.

          (a)   Except as set forth in Section 3.14(b) of the Company Disclosure Schedule (specifying the appropriate paragraph), as of the date hereof, neither the Company nor any of its subsidiaries is a party to, or has or may acquire any obligations, rights or benefits under:

              (i)  any employment, contractor or consulting Contract with an employee or individual consultant, contractor, or salesperson that is not terminable by the Company at will and without cost or material liability, or any Contract to grant any severance or termination pay (in cash or otherwise) or retention or change in control compensation or benefits to any employee or consultant, contractor or salesperson;

             (ii)  any Contract, including any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

            (iii)  any lease, lease guaranty, sublease, agreement for the leasing, use or occupancy of, or otherwise granting a right in or relating to any real property;

            (iv)  any lease of personal property or other Contract affecting the ownership of, leasing of, or other interest in, any material personal property;

             (v)  any surety or guarantee agreement or other similar undertaking with respect to contractual performance;

            (vi)  any Contract relating to capital expenditures and involving future payments by the Company or any of its subsidiaries in excess of $20,000;

           (vii)  any Contract relating to the disposition or acquisition of material assets or any interest in any business enterprise outside the ordinary course of the Company's business;

          (viii)  any mortgage, indenture, guarantee, bond, loan or credit agreement, security agreement or other Contract relating to the borrowing of money or extension of credit;

            (ix)  any Contract (excluding purchase orders entered into in the ordinary course of business) that involves performance of services or delivery of goods or materials by or to the Company or any of its subsidiaries in any year in an amount or value in excess of (A) $500,000 for publishers, (B) $250,000 for demand customers and (C) $50,000 for any other Person;

             (x)  any dealer, distribution, joint marketing, joint venture, partnership, strategic alliance, affiliate or development agreement or outsourcing arrangement;

            (xi)  any hedging, swap, derivative, ISDA or similar Contract;

           (xii)  any sales representative, original equipment manufacturer, manufacturing, value added, remarketer, reseller, or independent software vendor, or other Contract for use or distribution of the Company Products, Company Technology, Company Intellectual Property or services of the Company or any of its subsidiaries;

          (xiii)  any nondisclosure, confidentiality, non-compete or similar agreement, other than (A) on the Company's standard form and entered into in the ordinary course of business consistent with past practice and (B) confidentiality agreements entered into in the ordinary course of business consistent with past practice; or

          (xiv)  any other Contract not included in paragraphs (i) through (xiii) above that involves future annual payments in excess of $50,000 and is not cancelable by the Company without penalty within thirty (30) days.

          (b)   True and complete copies of each Contract disclosed in the Company Disclosure Schedule or required to be disclosed pursuant to this Section 3.15(b) as well as Sections 3.12, 3.14(f) and 3.14(g) of the Company Disclosure Schedule (each, a "Material Contract" and collectively, the "Material Contracts") have been made available to Parent.

          (c)   Each Material Contract to which the Company or any subsidiary of the Company is a party is a valid and binding agreement of the Company or such subsidiary, enforceable against the Company or such subsidiary in accordance with its terms, and is in full force and effect with respect to the Company or such subsidiary and, to the Knowledge of the Company, any other party thereto, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Each of the Company and its subsidiaries is in material compliance with and has not materially breached, violated or defaulted under, or received notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any Material Contract, nor to the Knowledge of the Company has any party obligated to the Company or any of its subsidiaries pursuant to any Material Contract materially breached, violated or defaulted on its obligations thereunder.

          (d)   All outstanding Indebtedness for borrowed money of the Company and its subsidiaries, as applicable, may be prepaid without penalty, premium or other costs of any kind beyond principal and accrued interest.

        3.16    Interested Party Transactions.     The Company is not a party to any Contract, agreement or other arrangement with any of its officers, directors or stockholders (or any immediate family member, in the case of a natural person, or any officer, director or partner, in the case of an entity, thereof) other than (a) for payment of salaries and bonuses for services rendered, (b) reimbursement of customary and reasonable expenses incurred on behalf of the Company in the ordinary course of business, (c) benefits due under Company Employee Plans and fringe benefits not required to be listed on Section 3.22 of the Company Disclosure Schedule and (d) agreements relating to outstanding Company Options and Company Warrants. To the Company's Knowledge, no officer, director or Company Stockholder has a material interest in any Material Contract or in any competitor of the Company.

        3.17    Company Authorizations.     Each material consent, license, permit, grant or other authorization (a) pursuant to which the Company or any of its subsidiaries currently operates or holds any interest in any of their respective properties, or (b) which is required for the operation of the Company's or any of its subsidiaries' businesses as currently conducted or the holding of any such interest (collectively, "Company Authorizations") has been issued or granted to the Company. The Company Authorizations are in full force and effect and constitute all material Company Authorizations required to permit the Company and each of its subsidiaries to operate or conduct their respective businesses as currently conducted or hold any interest in their respective properties, rights or assets.

        3.18    Litigation.     There is no material action, suit, claim, litigation, arbitration or proceeding of any nature pending, or to the Knowledge of the Company, threatened, against the Company or any of its subsidiaries, their respective properties (tangible or intangible) or any of the Company's or any of its subsidiaries' officers or directors (in their capacities as such). To the Knowledge of the Company, there is no material investigation or other proceeding pending or threatened, against the Company or any of its subsidiaries, any of their respective properties (tangible or intangible) or any of the Company's or any of its subsidiaries' officers or directors (in their capacities as such) by or before any Governmental Entity.

        3.19    Minute Books.     The minutes of the Company and each of its subsidiaries (a) are true, correct and complete in all material respects, (b) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, and (c) are stated in reasonable detail and accurately and fairly reflect in all material respects the transactions and dispositions of the assets and properties of the Company and such subsidiaries. At the Closing, the minute books of the Company and each of its subsidiaries will be in the possession of the Company.

        3.20    Environmental Matters.     Each of the Company and its subsidiaries is not in material violation of any applicable statute, law, or regulation relating to the environment or occupational health and safety, and to the Knowledge of the Company, no material expenditures are or will be required in order to comply with any such existing statute, law or regulation.

        3.21    Brokers' and Finders' Fees.     Neither the Company nor any of its subsidiaries has incurred, or will incur, directly or indirectly, any Liability for brokerage or finders' fees or agents' commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby, nor will Parent, the Company or the Final Surviving Entity incur, directly or indirectly, any such Liability based on arrangements made by or on behalf of the Company or any of its subsidiaries.

        3.22    Employee Benefit Plans.

          (a)   Section 3.22(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of every Company Employee Plan.

          (b)   Each Company Employee Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Company Employee Plan for any period for which such Company Employee Plan would not otherwise be covered by an IRS determination and, to the Knowledge of the Company, no event or omission has occurred that would cause any Company Employee Plan to lose such qualification.

          (c)   (i) Each Company Employee Plan is, and for the past six (6) years has been operated in material compliance with applicable laws and regulations and is and for the past six (6) years has been administered in all material respects in accordance with applicable laws and regulations and with its terms. (ii) No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan. (iii) All payments and/or contributions required to have been made with respect to all Company Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Company Employee Plan and applicable law.

          (d)   Neither the Company nor any ERISA Affiliate has ever maintained any plan that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA or is a Multiemployer Plan and neither the Company nor any ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been paid in full.

          (e)   None of the Company Employee Plans provides health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state law) and the Company has never promised to provide such post-termination benefits to any current employee.

          (f)    (i) Each Company Employee Plan may be amended, terminated, or otherwise modified by the Company to the greatest extent permitted by applicable law. (ii) Neither the Company nor any of its ERISA Affiliates has announced its intention to modify or terminate any material Company Employee Plan or adopt any material arrangement or program which, once established, would come within the definition of a Company Employee Plan. (iii) No Company Employee Plan provides health or disability benefits that are not fully insured through an insurance contract.

          (g)   The per share exercise price of each Company Option is no less than the fair market value of a share of Company Common Stock on the date of grant of such Company Option determined in a manner consistent with Section 409A of the Code. Each Company Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code (each, a "NQDC Plan") has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Company Employee Plan and made in accordance with the terms of such Company Employee Plan is, or to the Knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code.

          (h)   No Company Employee Plan is subject to the laws of any jurisdiction outside the United States.

          (i)    Neither the execution and delivery of this Agreement, the Stockholder Consent, nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) result in a requirement to pay any tax "gross-up" or similar "make-whole" payments to any employee, director or consultant of the Company or an ERISA Affiliate.

        3.23    Employment.

          (a)   The Company and each of its subsidiaries is in compliance, in all material respects, with all applicable foreign, federal, state and local laws, rules and regulations, collective bargaining agreements and arrangements, work councils, judgments or arbitration awards of any court, arbitrator or any Governmental Entity, extension orders and binding customs respecting labor and employment, including laws relating to employment practices, terms and conditions of employment, discrimination, disability, fair labor standards, workers compensation, wrongful discharge, immigration (including the requirements of the Immigration Reform Control Act of 1986), occupational safety and health, family and medical leave, wages and hours, and employee terminations, and in each case, with respect to any current or former employee, consultant, independent contractor or director of the Company, any of its subsidiaries or any ERISA Affiliate (each, an "Employee"): (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not liable for any arrears of wages, severance pay or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of the Company, threatened against the Company, any of its subsidiaries or any of their Employees relating to any Employee or Company Employee Plan. There are no pending or, to the Knowledge of the Company, threatened claims or actions against Company, any of its subsidiaries or any Company trustee under any worker's compensation policy or long-term disability policy. Section 3.23(a) of the Company Disclosure Schedule lists all Liabilities of the Company or any of its subsidiaries to any Employee, that result from the termination by the Company or Parent of such Employee's employment or provision of services, a change of control of the Company, or a combination thereof, other than the regular payment of wages to such Employee for any partial pay period completed as of the time of such Employee's termination and payment of accrued vacation at the time of such Employee's termination. Neither the Company nor any ERISA Affiliate has direct or indirect material Liability with respect to any misclassification of any person as an independent contractor rather than as an "employee", with respect to any Employee leased from another employer, or with respect to any Employee currently or formerly misclassified as exempt from overtime wages.

          (b)   To the Knowledge of the Company, none of the employment policies or practices of the Company or any of its subsidiaries are currently being audited or investigated. Neither the Company nor any of its subsidiaries, are, or within the last two (2) years have been subject to an order, decree, injunction or judgment by any Governmental Entity or private settlement contract in respect of any labor or employment matters.

          (c)   Neither the Company nor any of its subsidiaries is a party to any collective bargaining agreements, works council agreement or similar agreement and there are no labor unions or other organizations representing, purporting to represent or attempting to represent, any employee of the Company or any of its subsidiaries. There currently are not and during the last two (2) years prior to the date of this Agreement there have not been any (i) strikes, slowdowns, work stoppages, lockouts, or threats thereof, or (ii) unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company, threats thereof, by or with respect to any employees of the Company or any of its subsidiaries.

          (d)   In the two (2) years prior to the date hereof, neither the Company nor any of its subsidiaries has effectuated (i) a "plant closing" (as defined in the Worker Adjustment and Retraining Notification Act ("WARN") or any similar applicable law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its subsidiaries or (ii) a "mass layoff" or collective dismissal (as defined in WARN, or any similar applicable law) affecting any site of employment or facility of any of the Company or any of its subsidiaries.

          (e)   Section 3.23(e) of the Company Disclosure Schedule contains a complete and accurate list of the current Employees of the Company as of the date hereof and shows (except, in the case of Employees employed outside of the United States, where otherwise prohibited by law) with respect to each such Employee (i) the Employee's name, position held, principal place of employment, base salary or hourly wage rate, as applicable, including each Employee's designation as either exempt or non-exempt from the overtime requirements of the Fair Labor Standards Act, and all other remuneration payable and other benefits provided or which the Company is bound to provide (whether at present or in the future) to each such Employee, or any Person connected with any such Employee, and includes, if any, particulars of all profit sharing, incentive and bonus arrangements to which the Company or any of its subsidiaries is a party, (ii) the date of hire, (iii) vacation eligibility for the current calendar year (including accrued vacation from prior years), (iv) leave status (including type of leave, and expected return date, if known), (v) visa status, (vi) the name of any union, collective bargaining agreement or other similar labor agreement covering such Employee, (vii) accrued sick days for the current calendar year, (viii) relevant prior notice period required in the event of termination, (ix) eligibility to Company car or travel expenses, (x) any severance or termination payment (in cash or otherwise) to which any employee could be entitled under existing contractual or other obligations, (xi) average over-time payments per month during the preceding twelve-month period for non-exempt employees and (xii) any performance, improvement or disciplinary issues contemplated or pending against such Employee of which the Company has Knowledge.

          (f)    Except as set forth on Section 3.23(f) of the Company Disclosure Schedule, all employees of the Company are employed on an at-will basis.

          (g)   Neither the Company nor any of its subsidiaries is subject to any affirmative action obligations under any law, including Executive Order 11246, and is not a government contractor or subcontractor for purposes of any law with respect to the terms and conditions of employment, including the Service Contracts Act or prevailing wage laws.

        3.24    Insurance.     Section 3.24 of the Company Disclosure Schedule lists all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company, and any of its subsidiaries, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies. There are, and have been during the three (3) years prior to the date of this Agreement, no claims for which an insurance carrier has denied or threatened to deny coverage. All premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Closing Date), and the Company and any of its subsidiaries are otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage).

        3.25    Compliance with Laws.     The Company and each of its subsidiaries has materially complied with, is not in material violation of, and has not received any notices of violation with respect to, any material foreign, federal, state or local statute, law or regulation. The Company is not subject to any material outstanding order, writ, injunction or decree of any Governmental Entity.

        3.26    Export Control Laws.     The Company and each of its subsidiaries has at all times since December 31, 2010, and in all material respects conducted its export transactions in accordance with (a) all applicable U.S. export and re-export controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and (b) all other applicable import/export controls in other countries in which the Company conducts business.

        3.27    State Takeover Statutes.     The Board of Directors of the Company has taken all action necessary to ensure that any restrictions on business combinations contained in the DGCL (including Section 203 of the DGCL) will not apply to the First Merger and the other transactions contemplated by this Agreement. No other "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company's Charter Documents is, or at the Effective Time will be, applicable to the Company, the shares of Company Capital Stock, the First Merger or the other transactions contemplated by this Agreement.

        3.28    Complete Copies of Materials.     The Company has delivered or made available to Parent true and complete copies of each document that has been requested by Parent, including all Contracts and other documents listed on the Company Disclosure Schedule. The lists and other information set forth in the Company Disclosure Schedule are true, correct and complete.

        3.29    Representations Complete.     To the Knowledge of the Company, none of the representations or warranties made by the Company in this Agreement (as modified by the Company Disclosure Schedule), and none of the statements made in any exhibit, schedule or certificate furnished by the Company pursuant to this Agreement contains, or will contain at the Closing, any untrue statement of a material fact, or omits or will omit at the Closing to state any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

        Each of Parent, Merger Sub I and Merger Sub II hereby represents and warrants to the Company, except (i) as specifically disclosed in the disclosure schedule (referencing the appropriate section and subsection numbers or disclosed in any other section, subsection or clause of the disclosure schedule, provided, that it is reasonably apparent upon reading the disclosure in such other section, subsection or clause without independent knowledge on the part of the reader regarding the matter disclosed, that such disclosure is responsive to the appropriate section or subsection of this Article IV) supplied by the Parent to the Company on and dated as of the date hereof (the "Parent Disclosure Schedule") and (ii) as disclosed in the Parent SEC Reports filed with the Securities and Exchange Commission (the "SEC") since January 1, 2013 and publicly available on EDGAR (excluding any disclosures set forth in any section of any Parent SEC Report entitled "Risk Factors" or "Forward-Looking Statements"), as follows:

        4.1    Organization.     Each of Parent, Merger Sub I and Merger Sub II is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Parent and its subsidiaries are qualified to do business as a foreign corporation, and are in good standing, under the laws of all states where the nature of their activities makes such qualification materially necessary to the Parent's and such subsidiaries' businesses as currently conducted, except where failure to so qualify could not reasonably be expected to result in a Material Adverse Effect on Parent.

        4.2    Authority and Enforceability.     Each of Parent, Merger Sub I and Merger Sub II has all requisite corporate power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Parent, Merger Sub I and Merger Sub II of this Agreement and any Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of each of Parent, Merger Sub I and Merger Sub II and no further corporate action is required on the part of Parent, Merger Sub I or Merger Sub II to authorize this Agreement and any Related Agreements to which it is a party other than the Required Parent Stockholder Vote. This Agreement and any Related Agreements to which each of Parent, Merger Sub I and Merger Sub II is a party have been duly executed and delivered by Parent and Merger Subs and, assuming the due authorization, execution and delivery by the other parties hereto and thereto constitute the valid and binding obligations of Parent and Merger Sub, enforceable against each of Parent, Merger Sub I and Merger Sub II in accordance with their terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

        4.3    No Conflict.     The execution and delivery by Parent and Merger Subs of this Agreement and any Related Agreement to which Parent or Merger Subs is a party, and the consummation of the Merger or any other transactions contemplated hereby and thereby, will not (a) result in a Conflict under any provision of any organizational documents of Parent or any subsidiary of Parent, (b) cause a material breach or default on the part of Parent or any of its subsidiaries under any Contract binding upon Parent or any of its subsidiaries that is filed as an exhibit to Parent's Annual Report on Form 10-K filed or required to be filed with the SEC for the fiscal year ended December 31, 2013 or any period thereafter, or (c) assuming that all consents, approvals, authorizations, waiting period expirations, and other actions described in Section 4.4 have been obtained and all filings and obligations described in Section 4.4 have been made or complied with, any material judgment, order, statute, law, ordinance, rule or regulation applicable to Parent or any of its subsidiaries or any of their respective properties or assets (whether tangible or intangible), except, in the case of clauses (b) and (c), where such Conflict, individually or in the aggregate, would not have a Material Adverse Effect on Parent or be material to Parent's or Merger Sub's ability to consummate the Merger or to perform its respective obligations under this Agreement.

        4.4    Consents.     No material consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by, or with respect to, Parent or any of its subsidiaries in connection with the execution and delivery of this Agreement and any Related Agreement to which Parent or any of its subsidiaries is a party or the consummation of the Merger and the other transactions contemplated hereby and thereby, except for (a) the filing of a Certificate of Merger as provided in Section 2.2, (b) such consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws and (c) such filings and notifications as may be required under the HSR Act or any other Antitrust Laws, to be made by Parent, or by its "ultimate parent entity" as that term is defined in the HSR Act, and the expiration or early termination of any applicable waiting periods under the HSR Act or applicable foreign Antitrust Laws.

        4.5    Parent Capitalization.

          (a)   As of September 18, 2014, the authorized capital of Parent consists of 250,000,000 shares of Parent Common Stock, of which 107,615,211 shares are issued and outstanding; and 5,000,000 shares of Parent preferred stock, none of which are issued and outstanding. The rights, preferences, privileges and restrictions of the capital stock of Parent are as stated in Parent's certificate of incorporation.

          (b)   As of September 18, 2014, 13,298,917 shares of Parent Common Stock are reserved for issuance under Parent's 2012 Equity Incentive Plan, of which 7,648,071 shares are subject to awards with respect to shares of Parent Common Stock ("Parent Awards").

          (c)   Except for (x) the Parent Awards and as set forth in Section 4.5(c) of the Parent Disclosure Schedule, and (y) those rights set forth in Section 4.5(c) of the Parent Disclosure Schedule, as of September 18, 2014: (i) there are no other existing options, warrants, calls, rights (including conversion rights, preemptive rights, co-sale rights, rights of first refusal or other similar rights) or agreements to which the Parent is a party requiring the issuance, sale or transfer by

  Parent of any additional shares of capital stock or other equity securities of Parent or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock of Parent or other equity securities of Parent; and (ii) there are no outstanding stock appreciation, phantom stock, profit participation or similar rights issued by or through Parent with respect to Parent.

          (d)   All shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and non-assessable and have been issued and granted in all material respects in compliance with all applicable securities laws. All shares of Parent Common Stock which may be issued pursuant to the Merger, including upon exercise of Company Options assumed by Parent hereunder will be, when issued in accordance with the terms hereof and, in the case of assumed Company Options, thereof, voting stock that is duly authorized, validly issued, fully paid and non-assessable, free and clear of any Liens created by Parent (including restrictions on rights of disposition) and not subject to any preemptive rights created by statute, the Amended and Restated Certificate of Incorporation or Bylaws of Parent or any Contract to which Parent is a party or by which it is bound.

        4.6    SEC Documents; Financial Statements.     Since January 1, 2013, Parent has timely filed or furnished all forms, reports, schedules, statements and other documents required to be filed or furnished by it with the SEC, together with all certifications required pursuant to the Sarbanes-Oxley Act (these documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein and schedules and exhibits thereto, collectively, the "Parent SEC Reports") since the end of Parent's most recent fiscal year. Parent has made available to the Company (including through the SEC EDGAR system) accurate and complete copies of the Parent SEC Reports and of all comment letters received by Parent from the staff of the SEC since the end of Parent's most recent fiscal year and all responses to such comment letters by or on behalf of Parent. No subsidiary of Parent is required to file with or furnish to the SEC any forms, reports, schedules, statements or other documents. As of their respective filing dates, each Parent SEC Report and all Parent SEC Reports filed after the date hereof but before the Closing complied or, if filed after the date hereof, will comply in all material respects with the requirements of the Exchange Act or the Securities Act, as applicable, and the rules and regulations of the SEC thereunder, and none of the Parent SEC Reports as of their respective filing dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected by a Parent SEC Report filed subsequently (but prior to the date hereof). The financial statements of Parent, including the notes thereto, included in the Parent SEC Reports (the "Parent Financial Statements") comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP consistently applied and Regulation S-X of the SEC (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q under the Exchange Act) and present fairly, in all material respects, the consolidated financial position of Parent and its consolidated subsidiaries at the dates thereof and the consolidated results of its operations, changes in shareholders' equity and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end adjustments). There has been no change in Parent's accounting policies except as described in the notes to the Parent Financial Statements.

        4.7    Litigation.     As of the date of this Agreement, except as set forth on Section 4.7 of the Parent Disclosure Schedule, there is no material action, suit, claim, litigation, arbitration or proceeding of any nature pending, or to the Knowledge of Parent, threatened, against the Parent or any of its subsidiaries, their respective properties (tangible or intangible) or any of Parent's or any of its subsidiaries' officers or directors (in their capacities as such) that would reasonably be expected to have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole.

        4.8    Merger Subs.     Each Merger Sub is a direct wholly-owned subsidiary of Parent that (a) was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, (b) has engaged in no other business activities and (c) has conducted its operations only as contemplated by this Agreement. All of the issued and outstanding equity of each Merger Sub is validly issued, fully paid and non-assessable and is owned, beneficially and of record, by Parent free and clear of all Liens, options, rights of first refusal, stockholder agreements, limitations on Parent's voting rights and other encumbrances of any nature whatsoever.

        4.9    Absence of Certain Changes.     Except as expressly contemplated by this Agreement, between the date of Parent's most recent quarterly report on Form 10-Q required to be filed with the SEC and the date of this Agreement, there has not occurred any Material Adverse Effect on the Parent and its subsidiaries, taken as a whole.

        4.10    Financial Advisor.     No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its subsidiaries.

        4.11    Registration Eligibility.     Subject to receipt of the Required Financial Statements, Parent is eligible to register the Parent Common Stock to be issued in the Merger on Form S-3 promulgated under the Securities Act and shall be eligible to register on Form S-8 promulgated under the Securities Act the Parent Common Stock issuable upon exercise of all Company Options that are assumed by Parent and eligible to be registered on Form S-8.

        4.12    Tax Matters.     For U.S. federal income Tax purposes, Merger Sub II is a "disregarded entity" within the meaning of Treasury Regulation Section 1.368-2(b)(1)(i)(A) whose separate existence as an entity is disregarded from that of its sole owner, which is Parent.

ARTICLE V

CONDUCT PRIOR TO THE CLOSING

        5.1    Conduct of Business of the Company.

          (a)   During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, and provided that Parent complies with its obligations under Section 6.19, the Company agrees to operate the business of the Company and to cause its subsidiaries to conduct their respective businesses, except (i) as specifically disclosed in Section 5.1 of the Company Disclosure Schedule, (ii) with the prior written consent of Parent (which will not be unreasonably withheld, conditioned or delayed) or (iii) as specifically contemplated by this Agreement, in the ordinary course of business consistent with past practices. Without limiting the generality of the foregoing, and provided Parent complies with its obligations under Section 6.18, the Company agrees to pay and to cause its subsidiaries to pay indebtedness for borrowed money and Taxes of the Company and its subsidiaries in the ordinary course of business when due, to use reasonable efforts to pay or perform other obligations when due, and, to the extent consistent therewith, to use reasonable efforts to (x) preserve intact the present business organizations of the Company and its subsidiaries, (y) keep available the services of the present officers and Employees of the Company and its subsidiaries and (z) preserve the Company's and its subsidiaries' assets and technology and to preserve the relationships of the Company and its subsidiaries with customers, suppliers, distributors, licensors, licensees, and others having business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing businesses of the Company and its subsidiaries.

          (b)   During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, except as set forth in clauses (i) through (iii) of

  Section 5.1(a) or with the prior written consent of Parent (which will not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its subsidiaries not to:

              (i)  amend its Charter Documents or organizational documents;

             (ii)  issue, sell or grant any capital stock or other equity or equity-related interest (except for issuances of Company Common Stock pursuant to the conversion of Company Preferred Stock in accordance with the Charter Documents or issuances of Company Capital Stock pursuant to the exercise of any Company Option or Company Warrant);

            (iii)  issue, sell or grant, or authorize or propose the issuance, sale or grant of any options, warrants, call rights, convertible securities, commitments or agreements of any character, written or oral, to issue, deliver, sell, or cause to be issued, delivered or sold, any capital stock or other equity interest or right to acquire any capital stock or other equity or equity-related interest other than issuances of Company Capital Stock pursuant to the exercise of any Company Option or Company Warrant;

            (iv)  declare, set aside or pay any dividend or any other distribution payable in cash, stock or property or redeem, purchase or otherwise acquire directly or indirectly any shares of Company Capital Stock or split, combine or reclassify any shares of Company Capital Stock;

             (v)  make any capital expenditure or enter into any Contract or transaction with respect to any capital expenditure exceeding $25,000 individually or $100,000 in the aggregate;

            (vi)  enter into any Material Contract, amend in any material respect any such Material Contract or terminate or fail to renew (provided the Company has the sole ability to renew) any such Material Contract (or any Contract which would have been a Material Contract had such Contract been entered into prior to the date hereof), other than, in each case, in the ordinary course of business consistent with past practice;

           (vii)  terminate, fail to renew, abandon, cancel, let lapse, fail to continue to prosecute or defend, sell, transfer, exclusively license, as may be applicable, or otherwise dispose of any material Company Intellectual Property;

          (viii)  enter into any new, or amend, terminate or renew any existing, employment, severance, compensation, consulting or salary continuation agreements, Company Employee Plan or any other plan, agreement or arrangement that would be a Company Employee Plan if in effect as of the date hereof, with or for the benefit of any Employee, or hire or offer to hire any employee whole annual cash compensation would exceed $150,000;

            (ix)  terminate any Employees except for cause, or encourage any Employees to resign from the Company;

             (x)  enter into or negotiate to enter into any collective bargaining, works council or other labor agreement or arrangement;

            (xi)  take any action that would result in the acceleration or vesting or adjustment of exercisability of any outstanding equity-based award, including Company Options;

           (xii)  grant any increases in the compensation, perquisites or benefits (whether through the payment of, or agreement to pay, bonus amounts or otherwise) to any Employee (other than ordinary course salary increases of employees of director level or below not to exceed ten percent (10%) of such employee's salary as of the date of this Agreement and consistent with past practices);

          (xiii)  acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any Person or otherwise acquire or agree to acquire any material assets;

          (xiv)  enter into any Contract to purchase or sell any interest in real property or grant any security interest in real property;

           (xv)  knowingly waive or release any material right or claim;

          (xvi)  except as provided in Section 6.18, incur or guarantee any Indebtedness for borrowed money or issue or sell any debt securities or guarantee any Indebtedness or other obligations of others;

         (xvii)  revalue any of its assets (whether tangible or intangible), including writing off notes or accounts receivable, settle, discount or compromise any accounts receivable, or reverse any reserves, in each case other than in the ordinary course of business and consistent with past practice;

        (xviii)  grant any loans to others (other than advances to Employees for business expenses incurred in the ordinary course of business) or purchase any debt securities of others or amend the terms of any outstanding loan or agreement;

          (xix)  initiate or settle any litigation;

           (xx)  make or change any material Tax election, adopt or change any Tax accounting method, enter into any closing agreement or Tax ruling, settle or compromise any Tax claim or assessment or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or file any material Return except as provided in Article VIII (including any material amended Return) unless such Return has been provided to Parent for review within a reasonable period prior to the due date for filing and Parent has consented to such filing (which consent will not be unreasonably withheld, conditioned or delayed);

          (xxi)  change the Company's accounting policies or procedures except as otherwise required by GAAP;

         (xxii)  change or alter its treatment of deferred revenues;

        (xxiii)  change or alter its cash management procedures or management of working capital outside of the ordinary course of business; or

        (xxiv)  agree or commit to do any of the foregoing.

        5.2    No Solicitation.

          (a)   Until the earlier of (i) the Closing, or (ii) the date of termination of this Agreement pursuant to the provisions of Section 10.1 hereof, the Company shall not, and shall not authorize or permit any of its subsidiaries or any of its or its subsidiaries' respective officers, directors, consultants, advisors, employees, agents or representatives (each, a "Company Representative") to, directly or indirectly, take any of the following actions with any Person other than Parent and its designees: (A) solicit, initiate or knowingly encourage any inquiry, proposal, request or offer, directly or indirectly, relating to an Alternative Transaction (each, a "Proposal"), (B) participate in any discussions or negotiations relating to, assist or cooperate with any Person to make, or furnish any Person with information in connection with, or take any other action to knowingly facilitate, any Proposal or Alternative Transaction, (C) disclose any information to any Person concerning the business, technologies or properties of the Company, or afford to any Person access to the Company's properties, technologies, books or records, other than in the ordinary course of business in connection with ongoing commercial transactions, or (D) propose, authorize or enter into any agreement or understanding (whether binding or nonbinding, written or oral) relating to, or engage in or consummate, any Alternative Transaction or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder. If the Company or any Company Representative receives or has received, prior to the Closing or the termination of this Agreement in accordance with Section 10.1 hereof, any Proposal, or any request for disclosure or access as referenced in clause (C) above, the Company shall, or shall cause such Company Representative to, (x) immediately suspend any discussions with regard to such Proposal and (y) promptly (and in any event within two (2) Business Days) notify Parent in writing thereof, and, subject to the terms of any confidentiality agreements in place as of the date hereof, furnish to Parent any information it may reasonably request, including information as to the identity of the Person making any such inquiry, offer or proposal and the specific terms of such inquiry, offer or proposal, and all written documentation relating thereto.

          (b)   The parties hereto agree that irreparable damage would occur if the provisions of this Section 5.2 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Parent shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 5.2 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent may be entitled at law or in equity. Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by any Company Representative shall be deemed to be a breach of this Agreement by the Company.

ARTICLE VI

ADDITIONAL AGREEMENTS

        6.1    Access to Information.     Subject to restrictions imposed by applicable law, and upon reasonable advance notice to the Company, the Company shall afford Parent and its accountants, counsel and other representatives, reasonable access during normal business hours during the period from the date hereof and prior to the Closing to (a) all of the properties, books, Contracts, commitments and records of the Company and its subsidiaries, including all Company Intellectual Property (including access to design processes and methodologies and all source code) and (b) all other information concerning the business, properties and personnel of the Company and its subsidiaries as Parent may reasonably request. The Company agrees to provide to Parent and its accountants, counsel and other representatives copies of internal financial statements as are prepared for distribution to the management of the Company or any of its subsidiaries promptly upon request. No information or knowledge obtained in any investigation pursuant to this Section 6.1 or otherwise shall affect or be deemed to modify any representation or warranty contained herein, the conditions to the obligations of the parties to consummate the Merger in accordance with the terms and provisions hereof or otherwise prejudice in any way the rights and remedies of Parent.

        6.2    Confidentiality.     Each of the parties hereto hereby agrees that the information obtained in any investigation pursuant to Section 6.1 hereof, or pursuant to the negotiation and execution of this Agreement or the consummation of the transactions contemplated hereby (the "Confidential Information"), shall be governed by the terms of the Mutual Confidentiality and Non-Disclosure Agreement effective as of July 1, 2014, between the Company and Parent. In this regard, the Company acknowledges that Parent's common stock is publicly traded and that any information obtained during the course of due diligence and negotiation of this Agreement and the Related Agreements could be considered to be material non-public information within the meaning of federal and state securities laws. Accordingly, the Company acknowledges and agrees not to engage in any discussions, correspondence or transactions in Parent's common stock in violation of applicable securities laws.

        6.3    Public Disclosure.     The contents of the initial press release with respect to the Merger shall be agreed upon by Parent and the Company. Thereafter, Parent may, in Parent's sole discretion, make additional public statements and issue such press releases relating to the Merger to the extent required by any applicable law or stock exchange requirement without the consent of the Company; provided, however, that prior to the release of any press release, prior to the Closing, Parent shall consult with the Company regarding the content of such press release and shall consider any comments of the Company regarding such press release in good faith. The Company shall not, and shall not permit any Company Representative to, directly or indirectly, issue or make any statement or communication to any third party (other than in connection with obtaining the consents, votes and items required to be delivered to Parent, in each case in accordance with and pursuant to this Agreement, and to its legal, accounting and financial advisors that are bound by confidentiality restrictions) regarding the existence or subject matter of this Agreement or the transactions contemplated hereby, without the consent of Parent; provided, however, that the Company shall be permitted to make public statements and disclosures consistent with the content of prior public disclosures of Parent.

        6.4    Reasonable Efforts.

          (a)   Subject to the terms and conditions provided in this Agreement and except with regard to the Antitrust Laws and subject to Section 6.4(b) and 6.4(c), each of the parties hereto shall use commercially reasonable efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby, to cause all conditions to the obligations of the other parties hereto to effect the Merger to be satisfied, to obtain all necessary waivers, consents, approvals and other documents required to be delivered hereunder and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.

          (b)   In connection with all Antitrust Laws applicable to this Agreement and the transactions contemplated hereby, but subject to Section 6.4(c):

              (i)  The parties will, or will cause their "ultimate parent entities" as that term is defined in the HSR Act, as promptly as reasonably practicable, to make all necessary filings and notifications and other submissions with respect to this Agreement and the transactions contemplated hereby under the HSR Act and any other applicable Antitrust Laws (together, the "Antitrust Filings") and, in any event, to file each file the Notification and Report Form under the HSR Act no more than five (5) Business Days after the date hereof.

             (ii)  The parties shall use reasonable best efforts to obtain clearance of the Merger under the Antitrust Laws and to remove any court or regulatory orders under the Antitrust Laws impeding the ability to consummate the Merger by the Outside Date.

            (iii)  The parties shall each cooperate reasonably with one another in connection with resolving any inquiry or investigation by any Governmental Entity relating to their respective Antitrust Filings or the transactions contemplated hereby. Without limiting the foregoing, each party shall (i) promptly inform the other party of any written or oral communication received from any Governmental Entity relating to its Antitrust Filing or the transactions contemplated hereby (and if in writing, furnish the other party with a copy of such communication); (ii) respond as promptly as practicable to any request from any Governmental Entity for information, documents or other materials in connection with the review of the Antitrust Filings or the transactions contemplated hereby; (iii) provide to the other party, and permit the other party to review and comment in advance of submission, all proposed correspondence, filings, and written communications to any Governmental Entity with respect to the transactions contemplated hereby; and (iv) not participate in any substantive meeting or discussion with any Governmental Entity in respect of investigation or inquiry concerning the transactions contemplated hereby unless it consults with the other party in advance and, except as prohibited by applicable Law or Governmental Entity, gives the other party the opportunity to attend and participate thereat.

          (c)   Notwithstanding anything in this Agreement or any Related Agreement to the contrary:

              (i)  Parent shall not be required to agree (and the Company shall neither agree nor permit any of its subsidiaries to agree without the prior consent of Parent) to (A) any license, sale or other disposition or holding separate (through establishment of a trust or otherwise) of any shares of its capital stock or of any of its businesses, assets or properties, its subsidiaries or affiliates, (B) the imposition of any limitation on the ability of Parent, the Final Surviving Entity, or any of their respective subsidiaries or affiliates to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses and, in the case of Parent, the businesses of the Final Surviving Entity and its subsidiaries, or (C) the imposition of any impediment on Parent, the Final Surviving Entity or any of their respective subsidiaries or affiliates under any statute, rule, regulation, executive order, decree, order or other legal restraint governing competition, monopolies or restrictive trade practices (clauses (A), (B) and (C), collectively, "Remedies").

             (ii)  Parent shall have the unilateral right to determine whether or not the parties will litigate with any Governmental Entities to oppose any enforcement action or remove any court or regulatory orders impeding the ability to consummate the Merger. Notwithstanding anything herein to the contrary, nothing herein shall require Parent or permit the Company or any of its subsidiaries (without the prior consent of Parent) to (A) litigate with any Governmental Entity or other Person in connection with this Agreement or the transactions contemplated hereby, or (B) pay any consideration, relinquish any right or agree to any modifications of existing Contracts or entry into new Contracts (other than the payment of customary filing and application fees) in connection with obtaining any waivers, consents, approvals from Governmental Entities or other Persons in connection with this Agreement, the Related Agreements or the transactions contemplated hereby or thereby.

            (iii)  Parent shall, on behalf of the parties, control and lead all communications and strategy relating to the Antitrust Laws and litigation matters (provided that Parent acts in good faith and the Company is not constrained from complying with applicable law).

        6.5    Notification of Certain Matters.     The Company or Parent, as the case may be, shall give prompt notice to the other party of: (a) the occurrence of any event that is likely to cause any representation or warranty of the Company or Parent, respectively and as the case may be, contained in this Agreement to be untrue or inaccurate at or prior to the Closing as if such representation or warranty was made at the Closing (except for representations and warranties that speak as of an earlier date) such that any of the conditions set forth in Article VII hereof, as applicable, would not be satisfied and (b) any failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder such that any of the conditions set forth in Article VII hereof, as applicable, would not be satisfied; provided, that the delivery of any notice or the making of any disclosure pursuant to this Section 6.5 shall not (i) limit or otherwise affect any rights or remedies available to the party receiving such notice or (ii) be deemed to amend or supplement the Company Disclosure Schedule or Parent Disclosure Schedule or prevent or cure any misrepresentation, breach of warranty or breach of covenant.

        6.6    FIRPTA Compliance.     On the Closing Date, the Company shall deliver to Parent a properly executed statement (a "FIRPTA Compliance Certificate") in a form reasonably acceptable to Parent for purposes of satisfying Parent's obligations under Treasury Regulation Section 1.1445-2(c)(3).

        6.7    Plan of Reorganization.     This Agreement is intended to constitute a "plan of reorganization" within the meaning of Section 1.368-2(g) of the Treasury Regulations promulgated under the Code. Each party hereto shall use its commercially reasonable efforts to cause the Merger to qualify, and will not knowingly (after reasonable consultation with its tax advisors) take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization under the provisions of Section 368(a) of the Code.

        6.8    280G Stockholder Approval.     Promptly following the execution of this Agreement, the Company shall submit to the holders of Company Capital Stock for approval (in a manner reasonably satisfactory to Parent), any payments or benefits that could reasonably be expected by the Company to, separately or in the aggregate, constitute "parachute payments" pursuant to Section 280G of the Code ("Section 280G Payments") (which determination shall be made by the Company and shall be subject to review and comment by Parent), such that, if such payments and benefits are approved by such number of holders of Company Capital Stock as is required by the terms of Section 280G (b)(5)(B) of the Code, such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing, the Company shall deliver to Parent notification and evidence satisfactory to Parent that (a) a vote of the holders of Company Capital Stock was solicited in conformance with Section 280G and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments or benefits that were subject to the stockholder vote (the "280G Stockholder Approval"), or (b) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments or benefits shall not be made or provided to the extent that they would cause any amounts to constitute Section 280G Payments, pursuant to the waivers of those payments or benefits, which were executed by the affected individuals prior to the vote of the holders of Company Capital Stock pursuant to this Section 6.8.

        6.9    Termination of Arrangements and Agreements.     Except for this Agreement and the Related Agreements and those agreements set forth on Schedule 6.9, the Company shall terminate all Contracts between the Company or any of its subsidiaries, on the one hand, and one or more Interested Parties, on the other hand, on or prior to the Closing Date, in each case without any remaining Liability of any kind on the part of the Company, any of its subsidiaries or Parent as a result of or in connection with such termination or such Contract.Parent shall not have any Liability to the Company, any Company Securityholder or any other Person for any Liabilities resulting from the Company seeking to obtain such terminations.

        6.10    Company Warrants and Company Options.     Prior to the Effective Time, the Company shall take any and all actions necessary to authorize and implement the transactions set forth in Section 2.6(b)(i) and relating to the treatment of Company Warrants and Company Options as described therein (including, to the extent necessary, obtaining written consents or waivers from the holders of the Company Warrants and Company Options).

        6.11    Consents; Notices.     Through the Closing Date, but subject to Section 6.4, the Company shall use its commercially reasonable efforts to obtain all necessary consents, waivers and approvals and provide any required notices of any parties to any Contract as are required thereunder in connection with the Merger or for any such Contracts to remain in full force and effect, all of which are required to be listed in Section 3.6 of the Company Disclosure Schedule, so as to preserve all rights of, and benefits to, the Company under such Contract from and after the Closing. Such consents, waivers and approvals shall be in a form acceptable to Parent.

        6.12    Resignation of Officers and Directors.     The Company shall cause each officer and director of the Company and its subsidiaries, respectively, to execute a resignation letter in a form reasonably acceptable to Parent and the Company (the "Director and Officer Resignation Letter"), effective as of the Effective Time.

        6.13    Repayment of Company Indebtedness.     The Company shall (a) at least five (5) Business Days prior to Closing, obtain a pay-off letter from each applicable Person of the amount(s) necessary to pay-off and satisfy in full all of its obligations with respect to any Indebtedness and to have all security interests and other Liens on the assets of the Company (other than Permitted Liens) released; (b) take all actions necessary such that all Liens (other than Permitted Liens) on assets of the Company shall be released immediately upon payment of the amounts set forth in the pay-off letters, and (c) cause UCC-3 termination statements, as applicable, to be prepared to be filed upon payment of the amounts set forth in the pay-off letters with respect to each of the unexpired UCC-1 financing statements relating to assets of the Company.

        6.14    Equity Holding Information.     The Company shall deliver to Parent, not less than five (5)  Business Days prior to the Closing Date, a spreadsheet in a form acceptable to Parent, which shall include the information set forth below and shall be certified as complete, true and correct as of the Closing Date by the Chief Executive Officer of the Company (the "Spreadsheet").

          (a)   With respect to each holder of Company Capital Stock, (i) such Person's name and domicile address and email address, (ii) the number, class and series of Company Capital Stock held by such Person, (iii) the respective certificate number(s) representing such shares, (iv) respective date(s) of acquisition of such shares, (v) the portion of the Participating Closing Per Share Consideration or cash in the amount of the Participating Per Share Consideration to be paid to such Person at the Closing in respect of such shares, (vi) such Person's Indemnity Pro Rata Share expressed as a percentage and the portion of the Escrow Amount represented by such Indemnity Pro Rata Share expressed as a number of shares of Parent Company Stock and such Person's portion of the Expense Fund, (vii) the identification of any shares that were eligible for an election under Section 83(b) of the Code, including the date of issuance of such shares, and, to the Knowledge of the Company, whether such election under Section 83(b) of the Code was timely made and (viii) such other relevant information that Parent or the Exchange Agent may reasonably require.

          (b)   With respect to each holder of an unexercised Company Option or Company Warrant (i) such Person's name and domicile address, (ii) the type and number of shares of Company Capital Stock issuable upon the exercise of each unexercised Company Option or Warrant held by such Person, (iii) the respective exercise price per share of Company Capital Stock purchasable under such unexercised Company Options or Company Warrant, (iv) the respective grant date(s) of such unexercised Company Options or Company Warrants and the term of such Company Options and Company Warrants, (v) whether such unexercised Company Options are incentive stock options or non-qualified stock options, (vi) in the case of Vested Company Options, the portion of the Closing Per Vested Company Option Consideration to be paid to the holder at Closing and the Indemnity Pro Rata Share of such holder, (vii) in the case of the Company Warrants, the Closing Per Warrant Consideration to be paid to such holder at Closing and the Indemnity Pro Rata Share of such holder, in each case in respect of such Company Warrants, (viii) in the case of Company Options, any amounts required to be withheld and (ix) such other relevant information that Parent or the Exchange Agent may reasonably require.

        6.15    Joinder Agreements.     The Company shall use reasonable best efforts (including through the exercise of all available drag-along and similar rights) to cause the Stockholder Joinder Agreement and/or the Optionholder Joinder Agreement, as applicable, to be executed on or prior to the Closing Date by all the Company Securityholders that have not executed the same as of the date of this Agreement.

        6.16    Indemnification of Officers and Directors.

          (a)   If the Merger is consummated, for a period of six (6) years following the Effective Time (the "Post-Closing Indemnification Period"), Parent shall cause the Final Surviving Entity or its successor to cause its certificate of incorporation and bylaws to contain provisions with respect to indemnification and exculpation of, and advancement of expenses to, officers and directors of the Company and its subsidiaries (the "Company Indemnified Parties") that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the Certificate of Incorporation and Bylaws for the benefit of officers and directors of the Company as of the date hereof, and during the Post-Closing Indemnification Period, such provisions shall not, unless required by applicable law, be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the Company Indemnified Parties; provided, that in the event that due to dissolution of the Final Surviving Entity or divestiture of its assets, Parent is the successor, the Indemnified Parties shall have the benefit of the provisions with respect to indemnification and exculpation of, and advancement of expenses to the Company Indemnified Parties in Parent's certificate of incorporation and bylaws through the Post-Closing Indemnification Period.

          (b)   If the Merger is consummated, for a period of six (6) years after the Effective Time, Parent will cause the Final Surviving Entity or its successor to maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy (copies of which have been made available by the Company to Parent and its representatives prior to the date hereof) for acts or omissions occurring prior to the Effective Time on terms comparable to those of such policy in effect on the date hereof; provided, that the Company shall purchase, prior to or concurrent with the Closing, a prepaid policy or policies (i.e., "tail coverage") that will remain in effect for a period of six (6) years after the Effective Time, the material terms of which, including coverage and amount, are comparable to those of such policy currently in effect on the date hereof, and, unless Parent consents in writing, the annual premium of which does not exceed 200% of the annual premium currently paid by the Company for such coverage; provided, further, that to the extent any payments with respect to such tail coverage have not been made by the Company prior to or concurrent with the Closing, then such payments shall be deemed Transaction Expenses.

          (c)   The rights of each Company Indemnified Party under this Section 6.16 shall be in addition to any rights such Person may have under the Charter Documents, under Delaware or other applicable law or under any agreement of any Company Indemnified Party with the Company that is listed in Section 6.18(c) of the Company Disclosure Schedule. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Company Indemnified Party, his or her heirs and his or her personal representatives, successors or assigns and in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

          (d)   Notwithstanding anything herein to the contrary, the obligations of Parent and the Final Surviving Entity or its successor (i) shall be subject to any limitation imposed by applicable law and (ii) shall not be deemed to release any Company Indemnified Party from his or her obligations pursuant to this Agreement or any Related Agreement, nor shall such Company Indemnified Party have any right of contribution, indemnification, or advancement or reimbursement of expenses from the Final Surviving Entity or its successor or Parent or any of their respective subsidiaries with respect to any Loss claimed by any of the Indemnified Parties against such Company Indemnified Party in his or her capacity as an Indemnifying Party pursuant to Article IX of this Agreement or under the terms of any Related Agreement to which such Company Indemnified Party is a party. Notwithstanding anything herein to the contrary, Parent shall have no obligation to maintain the existence of the Final Surviving Entity for any specified period following the Effective Time.

        6.17    Termination of Section 401(k) Plan.     Effective as of no later than the day immediately preceding the Closing Date, each of the Company and any ERISA Affiliate shall terminate any and all Company Employee Plans intended to include a Code Section 401(k) arrangement (each, a "401(k) Plan") (unless Parent provides written notice to the Company that any or all such 401(k) Plans shall not be terminated). Unless Parent provides such written notice to the Company, no later than five (5) Business Days prior to the Closing Date, the Company shall provide Parent with evidence that each 401(k) Plan has been terminated (effective as of no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board of Directors of the Company, or such ERISA Affiliate, as the case may be. The form and substance of such resolutions shall be subject to reasonable review and approval of Parent.

        6.18    Payment of Accrued Bonuses.     The Company shall pay through the Company payroll on or prior to the day immediately preceding the Closing Date all bonuses relating to services performed prior to the Closing Date by any service provider of the Company or any subsidiary of the Company.

        6.19    Bridge Financing.     If the Closing has not occurred by October 31, 2014, Parent shall fund the net cash burn of the Company in the amount set forth on Schedule 6.19 commencing November 1, 2014, through the earlier of the Closing Date and the termination of this Agreement pursuant to Article X. On November 3, 2014, before 5:00 pm Eastern Standard Time, and on the first day of each month thereafter through the Closing Date, Parent shall purchase, and the Company shall issue an unsecured, convertible promissory note in the form attached hereto as Exhibit E and in the amount set forth on Schedule 6.19 and convertible into the Company's Series B Preferred Stock. Upon the written request of the Company, Parent shall purchase additional unsecured, convertible promissory notes on the same terms to fund additional operating expenses, up to an additional $250,000 per month per month (such additional promissory notes, the "Excess Notes").

        6.20    Required Financing Statements.     The Company shall use its reasonable efforts to deliver to Parent: (a) the Company's audited balance sheet as of December 31, 2013 and December 31, 2012 and audited statement of operations and statement of cash flows for the years ended December 31, 2013 and December 31, 2012 as soon as practicable following the date of this Agreement, but in no event later than September 30, 2014; and (b) such other financial statements of the Company as may be required in order to conduct the Parent Stockholder Meeting and file the Form S-3, in each case, in compliance with applicable laws (collectively, the "Required Financial Statements").

        6.21    Form S-3 Registration Statement.

          (a)   Subject to Parent's timely receipt of the Required Financial Statements, Parent shall prepare and file with the SEC, within ten (10) days following the closing, a registration statement on Form S-3 (the "Form S-3") relating to the shares of Parent Common Stock issuable with respect to the Merger pursuant to the terms and conditions of the Registration Rights Agreement.

          (b)   Subject to Parent's timely receipt of the Required Financial Statements, Parent agrees to use its reasonable best efforts to cause the Form S-3 to become or be declared effective by the SEC as promptly as practicable after the filing thereof, but in any event, in the case where the Form S-3 is not subject to review by the SEC, such Form S-3 shall be effective not later than the later of: (i) fifteen (15) Business Days following the Effective Date; and (ii) five (5) Business Days following notification by the staff of the SEC that no review will be performed. In connection with the filing of any Form S-3, but subject to Parent's timely receipt of the Required Financial Statements, Parent agrees to make any other filings with the SEC required to be made prior to the effectiveness of the Form S-3, including, if required, a Current Report on Form 8-K with respect to the closing of the Merger and all financial statements required to be included therein.

          (c)   Parent shall use its reasonable best efforts to maintain the effectiveness of the Form S-3 for the period described in the Registration Rights Agreement, and shall otherwise comply with all of its obligations contained in the Registration Rights Agreement.

        6.22    Form S-8.     Parent will use commercially reasonable efforts to cause the Parent Common Stock issuable upon exercise of the Company Options for which a Form S-8 registration statement is available to be registered with the SEC on Form S-8 promptly after the Effective Time (assuming timely receipt of the Spreadsheet, all option documentation relating to the Company Options outstanding immediately prior to the Effective Time and all signatures, opinions and consents required for such registration statement), will exercise commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as such Company Options remain outstanding and will reserve a sufficient number of shares of Parent Common Stock for issuance upon exercise thereof. Prior to the Closing, the Company shall reasonably cooperate with and assist Parent in the preparation of such registration statement. The Form S-8 registration statement shall not cover the shares of Parent Common Stock subject to any Company Options assumed by Parent which are held by Persons who do not become employees of the Parent at the Effective Time or do not otherwise have a service relationship with the Parent at the Effective Time.

        6.23    Parent Stockholders' Meeting.     Parent shall use its reasonable best efforts to obtain the approval of the issuance of the shares of Parent Common Stock in the Merger by the stockholders of Parent and Parent shall take all action necessary to call, give notice of and hold a meeting of the holders of Parent Common Stock to vote on the issuance of Parent Common Stock in the Merger (the "Parent Stockholders' Meeting"). The Parent Stockholders' Meeting will be held as promptly as practicable after Parent has received the Required Financial Statements. Parent shall ensure that all proxies solicited in connection with the Parent Stockholders' Meeting are solicited in compliance with all applicable laws. Parent shall give the Company the right to review the proxy statement and other proxy solicitation materials of the Parent, and any amendment or supplement thereto, and shall consider the Company's comments with respect thereto in good faith. Parent shall keep the Company updated with respect to proxy solicitation results as reasonably requested by the Company.

        6.24    Affiliate and Other Legends.     Parent shall be entitled to place appropriate legends with respect to restrictions on transfer imposed by the Securities Act or by applicable Contract on the certificates evidencing any Parent Common Stock to be issued in connection with the Merger, including by Rule 145 promulgated under the Securities Act on certificates received by any Person that Parent reasonably determines may be deemed an Affiliate of the Company and/or Parent and to issue appropriate stop transfer instructions to the transfer agent for such Parent Common Stock.

        6.25    Listing.     Parent shall use reasonable efforts to cause the shares of Parent Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on the New York Stock Exchange.

        6.26    Employee Benefits.

          (a)   Parent shall provide or shall cause to be provided immediately following the Effective Time, to all employees of the Company whose employment continues with Parent or the Final Surviving Entity or any applicable subsidiary of Parent or the Final Surviving Entity following the Effective Time (the "Continuing Employees"): (i) an annual base salary or hourly wage rate that is no less favorable than the annual base salary or hourly wage rate in effect as of immediately prior to the Effective Time, and (ii) employee benefits that are substantially comparable in the aggregate to the employee benefits that are provided to similarly-situated employees of Parent under a Parent Plan.

          (b)   To the extent that Continuing Employees are transitioned to the employee welfare and retirement benefit plans of Parent or its subsidiaries after the Effective Time (the "Parent Plans")

  and to the extent permitted by law, applicable Tax qualification requirements, and the terms and conditions of each such Parent Plan, and subject to any applicable break in service or similar rule, (i) each Continuing Employee shall be credited with his or her years of service with the Company or its subsidiaries (or any predecessor entities) before the Effective Time for purposes of eligibility to participate, vesting and determination of level of benefits (but not for purposes of benefit accruals under any Parent Plans or to the extent that such recognition would result in duplication of benefits), but only to the extent such service would have been taken into account under a Parent Plan had such service been performed as an employee of Parent and provided that, if the Company maintained a comparable plan prior to the Effective Time, such service will only be credited to the extent such service was credited under such Company Plan; and (ii) for purposes of each Parent Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall use commercially reasonable efforts to cause its third-party insurance providers or third-party administrators to ensure that such Continuing Employees will receive credit under such medical plans for the plan year in which the Closing occurs towards applicable deductibles and out-of-pocket limits for expenses incurred for the plan year in which the Closing occurs under the corresponding Company Employee Plans.

          (c)   No provision in this Section 6.26 will (i) create or be deemed to create any third-party beneficiary or other rights in any current or former employee, individual independent contractor or director of the Company or any of its subsidiaries, or any other Person other than the parties to this Agreement, (ii) constitute or create or be deemed to constitute or create an employment agreement, (iii) constitute or be deemed to constitute an amendment to any employee benefit plan sponsored or maintained by the Company or Parent or its subsidiaries, or (iv) require Parent to continue to maintain any employee benefit plan in effect following the Closing for Parent's employees, including Continuing Employees. Notwithstanding anything to the contrary in this Section 6.26, Parent and its Subsidiaries and/or the Final Surviving Entity may terminate the employment of any Employee or Continuing Employee at any time after the Closing.

        6.27    Data Room.     The Company shall prepare one (1) or more CD ROMS (or other storage format) containing electronic copies of the Intralinks Project Neptune data room as of the date of this Agreement (but at least three (3) hours prior to the execution thereof) and deliver such CD ROMS to Parent prior to the Closing.

        6.28    Key Employees.     Concurrently with the execution and delivery of this Agreement, each Key Employee shall have entered into "at will" employment arrangements with Parent or a subsidiary thereof to be effective immediately after the Closing pursuant to his or her execution and delivery of a Key Employee Offer Letter and a Proprietary Information and Inventions Assignment Agreement.

        6.29    Board Appointment.     On or prior to the Effective Time, Parent shall take reasonable best efforts to cause a nominee designated by the Company within five (5) days after the date hereof and reasonably acceptable to Parent to be appointed to the Board of Directors of Parent effective as of immediately following the Effective Time to serve as a Class III Director whose term expires at the 2015 annual meeting of shareholders. If such nominee is not approved by the Parent's nominating committee, the Parent shall use reasonable best efforts to cause an alternative candidate proposed by the Company and reasonably acceptable to Parent to be appointed to the Board of Directors. Parent shall use reasonable best efforts to cause such person to be nominated for re-election to Parent's Board of Directors at the 2015 annual meeting of shareholders.

ARTICLE VII

CONDITIONS TO THE MERGER

        7.1    Conditions to Obligations of Each Party to Effect the Merger.     The respective obligations of the Company, Parent and Merger Subs to effect the Merger shall be subject to the satisfaction or written waiver, at or prior to the Closing, of the following conditions:

          (a)    No Order.    No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction, order or other legal restraint (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger, any of the Related Agreements or any of the transactions contemplated hereby or thereby illegal or otherwise prohibiting or preventing the consummation of the Merger, any of the Related Agreements or any of the transactions contemplated hereby or thereby.

          (b)    No Injunctions; Restraints; Illegality.    No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, any of the Related Agreements or any of the transactions contemplated hereby or thereby shall be in effect.

          (c)    Antitrust Laws.    All waiting periods (and any extensions thereof) and all other approvals, clearances, filings and notices, applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Laws shall have expired or been terminated or been obtained or made.

          (d)    Parent Stockholder Approval.    The issuance of the Parent Common Stock in the Merger shall have been duly approved by the Required Parent Stockholder Vote.

        7.2    Conditions to Obligations of Parent and Merger Sub.     The obligations of Parent and Merger Subs to effect the Merger shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent and Merger Subs:

          (a)    Representations, Warranties and Covenants.    (i) The representations and warranties of the Company set forth in Article III of this Agreement shall be true and correct in all material respects (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) on and as of the date of this Agreement and on and as of the Closing, as though such representations and warranties were made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case as of the earlier date) and (ii) the Company and the Company Stockholders shall have performed and complied in all material respects with all covenants and obligations under this Agreement and the Related Agreements required to be performed and complied with by such parties as of or prior to the Closing.

          (b)    No Material Adverse Effect.    There shall not have occurred any event or condition of any character that has had or would be reasonably expected to have, either individually or in the aggregate with all such other events or conditions, a Material Adverse Effect on the Company.

          (c)    Joinder Agreements.    Parent shall have received the executed Stockholder Joinder Agreement, signed by the Company Stockholders that have not executed the Stockholder Consent and that, together with the Company Stockholders that have executed the Stockholder Consent, hold at least ninety-five percent (95%) of the outstanding shares of Company Capital Stock, taken together. Parent shall have received the executed Optionholder Joinder Agreement, signed by the Company Securityholders set forth on Schedule 7.2(c).

          (d)    Litigation.    There shall be no action, suit, claim, order, injunction or proceeding of any nature pending or threatened, by any Governmental Entity: (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or the Related Agreements; (ii) relating to the Merger and seeking to obtain from Parent or any of the Company and its subsidiaries any damages or other relief in connection with the Merger that may be material to Parent or the Company and its subsidiaries; (iii) seeking to prohibit or limit Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Final Surviving Entity; or (iv) seeking to compel any of the Company and its subsidiaries, Parent or any subsidiary of Parent, to dispose of or hold separate any assets as a result of the Merger or any of the other transactions contemplated by this Agreement.

          (e)    Employment Arrangements.

              (i)  The Key Employee Offer Letters executed and delivered on the date of this Agreement by each of the Key Employees shall be in full force and effect, and no Key Employee shall have terminated his or her employment with the Company. All of the Key Employees (A) shall have satisfied Parent's customary employee background investigation (which includes the absence of a record of any criminal conviction in all applicable court and police records), and (B) shall be eligible to work in the United States.

             (ii)  The Proprietary Information and Inventions Assignment Agreements (containing non-competition and non-solicitation covenants) executed and delivered on the date of this Agreement by each of the Key Employees shall be in full force and effect.

            (iii)  At least eighty percent (80%) of the current employees of the Company or its subsidiaries (other than the Key Employees) who receive an offer of employment from Parent shall have executed an "at will" employment arrangement with Parent, that is reasonably acceptable to Parent, to be effective immediately after Closing.

          (f)    Resignation of Officers and Directors.    Parent shall have received an executed Director and Officer Resignation Letter, effective as of the Closing, for each officer and director of the Company.

          (g)    Closing Balance Sheet; Closing Net Working Capital.    Not less than five (5) Business Days prior to the Closing Date, Parent shall have received from the Company the Closing Balance Sheet and Closing Net Working Capital pursuant to Section 2.9(a)(i).

          (h)    Certificates of the Company.    Parent shall have received (i) a certificate on behalf of the Company, validly executed by the Chief Executive Officer of the Company, to the effect that, as of the Closing, the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

          (i)    Certificate of Secretary of the Company.    Parent shall have received a certificate, validly executed by the Secretary of the Company, certifying as to (i) the terms and effectiveness of the Charter Documents, (ii) the valid adoption of resolutions of the Board of Directors of the Company (whereby the First Merger, this Agreement, the Related Agreements and the transactions contemplated hereby and thereby to which the Company were unanimously approved by the Board of Directors), and (iii) the valid adoption of this Agreement and approval of the First Merger by the Stockholder Consent.

          (j)    Certificates of Good Standing.    Parent shall have received a long form certificate of good standing which is dated within two (2) Business Days prior to Closing with respect to the Company from the Secretary of State of the State of Delaware and, if applicable, each of the subsidiaries of the Company from the applicable Governmental Entity.

          (k)    FIRPTA Compliance Certificate.    Parent shall have received a copy of the FIRPTA Compliance Certificate, validly executed by a duly authorized officer of the Company.

          (l)    Section 280G Payments.    The Company shall have delivered to Parent the notification and evidence required by Section 6.8.

          (m)    Spreadsheet.    Not less than five (5) Business Days prior to the Closing Date, Parent and the Exchange Agent shall have received from the Company the Spreadsheet.

          (n)    Payment of Indebtedness.    The Company shall have delivered to Parent documentation satisfactory to Parent evidencing the Company's compliance with Section 6.13.

          (o)    Termination of Section 401(k) Plans.    Unless Parent has explicitly instructed otherwise pursuant to Section 6.17 hereof, Parent shall have received from the Company evidence reasonably satisfactory to Parent that all 401(k) Plans have been terminated in accordance with the provisions of Section 6.18.

          (p)    Lock-Up Agreement.    The Lock-Up Agreement in the form attached hereto as Exhibit D (the "Lock-Up Agreement"), executed and delivered by the Company Securityholders set forth on Schedule 7.2(p), shall be in full force and effect.

          (q)    Escrow Agreement.    The Securityholder Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement.

        7.3    Conditions to Obligations of the Company.     The obligations of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

          (a)    Representations, Warranties and Covenants.    (i) The representations and warranties of Parent and Merger Subs set forth in Article IV of this Agreement shall be true and correct in all respects (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) on and as of the date of this Agreement and on and as of the Closing, as though such representations and warranties were made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case as of the earlier date) and (ii) Parent shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by Parent as of or prior to the Closing Date.

          (b)    Certificate of Parent.    The Company shall have received a certificate executed on behalf of Parent and Merger Subs, validly executed by an officer of Parent or an officer of each Merger Sub, as applicable, to the effect that, as of the Closing, the conditions set forth in Section 7.3(a) are satisfied.

          (c)    Listing.    Parent shall have filed a supplemental listing application with the New York Stock Exchange with respect to the shares of Parent Common Stock to be issued pursuant to this Agreement and pursuant to the Company Options.

          (d)    Registration Rights Agreement.    The Registration Rights Agreement, dated as of the date hereof, and executed and delivered by Parent, shall be in full force and effect.

          (e)    No Material Adverse Effect.    There shall not have occurred any event or condition of any character that has had or would be reasonably expected to have, either individually or in the aggregate with all such other events or conditions, a Material Adverse Effect on Parent.

          (f)    Escrow Agreement.    The Escrow Agent and Parent shall have executed and delivered the Escrow Agreement.

          (g)    Lock-Up Agreement.    The Lock-Up Agreement, executed and delivered by Parent, shall be in full force and effect.

ARTICLE VIII

TAX MATTERS

        8.1    Tax Returns.

          (a)    Returns Filed Prior to Closing.    The Company shall (and shall cause its subsidiaries to) prepare or shall cause to be prepared all U.S. federal, state, local and non-U.S. Returns required to be filed under applicable law by the Company or any of its subsidiaries on or prior to the Closing Date, and shall be responsible for the timely filing (taking into account any extensions received from the relevant taxing authorities, and subject to the reasonable review of Parent in the case of any material Returns) of such Returns. Such Returns shall be true and correct and completed in accordance with applicable law, and accurately set forth all items to the extent required to be reflected or included in such Returns by applicable laws, regulations or rules. All Taxes shown on such Returns shall be paid or will be paid by the Company as and when required by law.

          (b)    Returns Filed After Closing.    Parent shall prepare or shall cause to be filed by the Company or any of its subsidiaries after the Closing Date, including Returns with respect to a Straddle Period, it being understand that all Taxes indicated as due and payable on such Returns shall be the responsibility of the Indemnifying Holders to the extent they constitute Pre-Closing Taxes (but only to the extent such Taxes are not accounted for in determining Net Working Capital) under the provisions of Section 9.3. Any Returns that include Pre-Closing Taxes shall be prepared on a basis consistent with the last previous similar Return and shall be true and correct and completed in accordance with applicable law, and accurately set forth all items to the extent required to be reflected or included in such Returns by applicable laws, regulations or rules. In the case of Returns that include Pre-Closing Taxes, Parent shall deliver to the Securityholder Representative such Returns together with any such additional information regarding such Returns as may reasonably be requested by the Securityholder Representative, no less than fifteen (15) days prior to the applicable filing deadline (taking into account applicable extensions). Parent shall consider in good faith all reasonable comments of the Securityholder Representative thereon. The Company Securityholders shall pay the amount of any Pre-Closing Taxes reflected on such Tax Returns (that have not already been included in Net Working Capital) no later than five (5) days prior to the applicable filing deadline (taking into account applicable extensions).

        8.2    Tax Contests Related to Pre-Closing Periods.     The Parent shall promptly notify the Securityholder Representative in writing upon receipt by the Parent, the Company or any of its subsidiaries of notice of any Tax audit, assessment, notice of deficiency or other adjustment or proposed adjustment relating to Taxes (a "Tax Contest") that could give rise to a claim for indemnification under Section 9.3. Parent shall have the exclusive right to control, conduct and settle any such Tax Contest, shall keep the Securityholder Representative informed of all developments on a timely basis, and shall promptly provide to the Securityholder Representative copies of any correspondence received from the Tax authority related to such Tax Contest. Except with the consent of the Securityholder Representative, such consent not to be unreasonably withheld or delayed, the Parent shall not settle or compromise any Tax Contest or file any amended Return relating to such Tax Contest. If the Securityholder Representative has consented to any such settlement, adjustment or compromise, the Indemnifying Parties shall have no power or authority to object under any provision of this Section 8.2 or Section 9.3 to the amount of such settlement, adjustment or compromise. Notwithstanding the foregoing, the Securityholder Representative shall have the right to participate, at its expense, in any

Tax Contest relating to the qualification of the transactions contemplated by this Agreement as a reorganization under Section 368(a) of the Code.

        8.3    Allocation to Tax Periods.     For purposes of this Agreement, in order to apportion appropriately any Taxes relating to a Straddle Period, the portion of any Taxes that are allocable to the Pre-Closing Straddle Period shall be (a) in the case of income Taxes and all other Taxes that are not imposed on a periodic basis, the amount that would be payable if the taxable year or period ended on the Closing Date based on an interim closing of the books and (b) in the case of any Taxes that are imposed on a periodic basis, the amount of such Taxes for the relevant period multiplied by a fraction the numerator of which shall be the number of calendar days from the beginning of the period up to and including the Closing Date and the denominator of which shall be the number of calendar days in the entire period. For these purposes, the amount of any item that is taken into account only once for each taxable period (e.g., the benefit of graduated Tax rates, exemption amounts, etc.) shall be allocated between the two portions of the period in proportion to the number of calendar days in each portion. For purposes of this Agreement, any transactions that occur on the Closing Date but after the Closing and that are not incurred in the ordinary course of business of the Company or its subsidiaries (other than the transactions contemplated by this Agreement) shall be considered to be attributable to the period that commences on the day following the Closing Date.

        8.4    Tax Assistance.     The parties hereto agree to furnish or cause to be furnished to each other at any time after the Closing Date, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company, as is reasonably requested for the filing of any Returns, for the preparation of any audit and for the prosecution or defense of any pending or threatened audit or assessment, suit, proposed adjustment, deficiency, dispute, administrative or judicial proceeding or other similar claim.

        8.5    Tax Refunds.     The Indemnifying Holders shall be entitled to any refunds (including any interest paid thereon) or credits of Taxes of the Company or any subsidiary attributable to a Pre-Closing Tax Period, net of any Taxes or any out-of-pocket expenses that Parent, the Surviving Corporation, subsidiary or Affiliate of the foregoing incurs with respect to such refunds, to the extent such refunds were not taken into account in Net Working Capital. The Parent and its affiliates shall cooperate with the Securityholder Representative in obtaining any refund to which the Indemnifying Holders are entitled under this Section 8.5, provided that the Company Securityholders shall be responsible for and shall reimburse Parent and its affiliates for any expenses incurred by them in attempting to obtain any such refund. The Parent shall forward to the Exchange Agent (for distribution to the Indemnifying Holders) any such refunds (including any interest paid thereon) or credits due to the Indemnifying Holders promptly after receipt thereof. In the event that any refund or credit is subsequently determined by any Taxing authority to be less than the amount paid or reimbursed to the Securityholder Representative, the Indemnifying Holders shall promptly upon request return any such disallowed amounts (plus any interest or penalties in respect of such disallowed amount owed to any Taxing authority) to Parent.

        8.6    Post-Closing Actions.     Except as required by applicable law, the Parent shall not (and shall not cause or permit any of its affiliates, including the Company or any of its subsidiaries, to) file, amend, re-file or otherwise modify any Return or Tax election relating in whole or in part to the Company or any of its subsidiaries or agree to the waiver or extension of the statute of limitations, in each case with respect to a Pre-Closing Tax Period, without the prior written consent of the Securityholder Representative (which consent shall not be unreasonably withheld or delayed).

ARTICLE IX

SURVIVAL OF REPRESENTATIONS AND WARRANTIES;
INDEMNIFICATION; ESCROW

        9.1    Survival of Representations and Warranties.     The representations and warranties of the Company contained in this Agreement or the Certificates shall survive until the fifteen (15) month anniversary of the Closing Date (the "Survival Date"); provided, that in the event of any fraud or Willful Misrepresentation by the Company, such claim shall survive without limitation; provided, further, that (a) the representations and warranties of the Company contained in Section 3.14 (Intellectual Property) shall survive until the eighteen (18) month anniversary of the Closing Date, (b) the representations and warranties of the Company contained in Section 3.11 (Tax Matters) and the Indemnifying Holder's obligations under Section 9.3 (Tax Indemnification) shall survive until sixty (60) days after the expiration of the applicable statute of limitations, and (c) the representations and warranties of the Company contained in Sections 3.2 (Company Capital Structure), 3.4 (Authority and Enforceability), 3.5 (Stockholder Consent) and 3.21 (Brokers' and Finders' Fees) shall survive indefinitely (such representations and warranties of the Company described in clauses (a), (b) and (c) of this Section 9.1 being referred to hereinafter as the "Company Surviving Representations"). The representations and warranties of Parent contained in this Agreement, the Related Agreements or in any certificate or other instrument delivered pursuant to this Agreement shall survive until the twelve (12) month anniversary of the Closing Date. If an Indemnified Party delivers to the Indemnifying Party (or the Securityholders' Representative, as applicable), before expiration of a representation or warranty, a Claim Certificate based upon a breach of such representation or warranty, then the demand for indemnification set forth therein shall survive until the resolution of the matter covered by such Claim Certificate. It is the express intent of the parties that, if an applicable survival period as contemplated by this Section 9.1 is shorter than the statute of limitations that would otherwise have been applicable, then, by contract, the applicable statute of limitations shall be reduced to the shortened survival period contemplated hereby. The parties further acknowledge that the time periods set forth in this Section 9.1 for the assertion of claims under this Agreement are the result of arms'-length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.

        9.2    Indemnification.

          (a)    Indemnification by Indemnifying Holders.    Subject to the other provisions of this Article IX, from and after the consummation of the First Merger, the Indemnifying Holders shall, severally (based on such Indemnifying Holder's Indemnity Pro Rata Share of all Losses covered by this Section 9.2(a)) and not jointly, defend and indemnify Parent, the Final Surviving Entity, their subsidiaries and their respective officers, directors, agents, employees, representatives and each Person, if any, who controls or may control Parent within the meaning of the Securities Act (the "Parent Indemnified Parties") in respect of, and hold them harmless against, any Losses suffered by any of the Parent Indemnified Parties resulting from, in connection with or arising out of:

              (i)  any breach or inaccuracy in any representation or warranty made by the Company in this Agreement (other than the representations set forth in Section 3.11(a), which are handled exclusively by Section 9.3 hereof) or in any certificate delivered to Parent pursuant to this Agreement;

             (ii)  any breach of or default in connection with any of the covenants or agreements made by the Company in this Agreement;

            (iii)  any fraud, or any Willful Misrepresentation of any provision of this Agreement, to the extent committed as of or prior to the Closing, by or on behalf of the Company;

            (iv)  any inaccuracy in the Spreadsheet; and

             (v)  any claims by any holder or former holder of any shares of Company Capital Stock or rights to acquire Company Capital Stock or in connection with the Merger or any of the other transactions contemplated hereby, including appraisal or dissenters' rights proceedings, claims in connection with the Stockholder Notices or the Section 262 Notice, or claims alleging violations of fiduciary duty (excluding cash payments to such holders of Dissenting Shares not in excess of the portion of the Total Consideration to which they would have been entitled for their shares of Company Capital Stock had they received merger consideration payable pursuant to Section 2.6(b)(i) rather than exercising dissenters' rights, but not excluding the costs and expenses incurred in connection with the proceedings relating to such exercise of dissenters' rights).

  The right to indemnification, payment, reimbursement, or other remedy based upon a breach of representation, warranty, covenant or other indemnifiable matter set forth in this Section 9.2(a) shall not be affected by any investigation conducted by or any knowledge acquired at any time by any Parent Indemnified Party, whether before or after the date hereof or the Closing Date.

          (b)    Indemnification by Parent.    Subject to the other provisions of this Article IX, from and after the consummation of the First Merger, Parent shall defend and indemnify the Indemnifying Holders (the "Holder Indemnified Parties", and, together with the Parent Indemnified Parties, the "Indemnified Parties") in respect of, and hold them harmless against, any Losses suffered by the Indemnifying Holders resulting from, in connection with or arising out of: (i) any breach or inaccuracy in any representation or warranty made by Parent or Merger Subs in this Agreement or in any certificate delivered by Parent pursuant to this Agreement and (ii) any breach of or default in connection with any of the covenants or agreements made by Parent and Merger Subs in this Agreement. The right to indemnification, payment, reimbursement, or other remedy based upon a breach of representation, warranty, covenant or other indemnifiable matter set forth in this Section 9.2(b) shall not be affected by any investigation conducted by or any knowledge acquired at any time by any Holder Indemnified Party, whether before or after the date hereof or the Closing Date.

          (c)   For the purpose of this Article IX only, when determining the amount of Losses suffered by an Indemnified Party as a result of any such breach, inaccuracy or failure, any representation, warranty, covenant or agreement given or made by the Company that is qualified or limited in scope as to materiality or Material Adverse Effect shall be deemed to be made or given without such qualification or limitation.

        9.3    Tax Indemnification.

          (a)   Each Indemnifying Holder agrees, severally (based on such Company Indemnifying Holder's Indemnity Pro Rata Share of each Loss covered by this Section 9.3) and not jointly, to indemnify and hold harmless the Parent Indemnified Parties from (i) any and all Pre-Closing Taxes (and any Losses attributable or relating thereto), (ii) any Losses or Taxes incurred or sustained by the Parent Indemnified Parties arising out of a breach of the representations contained in Section 3.11(a) hereof, (iii) all Taxes (and any Losses attributable or relating thereto) of any member of an affiliated, consolidated, combined or unitary group of which the Company or any of its subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation 1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, and (iv) with the exception of customary commercial leases or contracts that are not primarily related to Taxes entered into in the ordinary course of business and liabilities thereunder, any and all Taxes (and any Losses attributable thereto) of any Person (other than the Company and its subsidiaries) imposed on the Company or any of its subsidiaries as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relates to an event or transaction occurring before the Closing Date. Notwithstanding the foregoing, each Indemnifying Holder's indemnity obligation shall not apply to the extent that such Taxes were accounted for in determining Net Working Capital.

          (b)   If any of the Parent Indemnified Parties pays a Tax for which the Indemnifying Holders are liable pursuant to Section 9.3(a) hereof, the Indemnified Parties shall be entitled to indemnification from the Indemnifying Holders in accordance with the provisions of, and subject to the procedure and limitations contained in, this Article IX.

        9.4    Limitations.

          (a)   No Parent Indemnified Party shall be entitled to any recovery resulting from Section 9.2(a)(i) until such time (if at all) as the total amount of all Losses that have been suffered or incurred by any one or more of the Parent Indemnified Parties with respect to such matters exceeds Five Hundred Thousand Dollars ($500,000) in the aggregate (the "Basket"); and in such event, the Indemnified Parties shall, subject to the limitations set forth in Section 9.4(b) below, be entitled to be indemnified against and compensated and reimbursed for all Losses, including the Basket.

          (b)   The maximum amount that the Parent Indemnified Parties may recover from each Indemnifying Holder under Section 9.2(a) and Section 9.2(c) shall be limited to such Indemnifying Holder's Indemnity Pro Rata Share of the Escrow Amount held in the Escrow Fund; provided, that the foregoing limitation shall not apply (i) in the case of any breach or inaccuracy of the representations and warranties set forth in Section 3.11 (Tax Matters) or in the case of a claim under Section 9.3 (Tax Indemnification), in which case the maximum amount that the Indemnified Parties may recover from each Indemnifying Holder (inclusive of all other claims for Losses pursuant to Section 9.2(a)(i)) shall be limited to such Indemnifying Holder's Indemnity Pro Rata Share of twenty-five percent (25%) of the Total Consideration (for the avoidance of doubt, inclusive of amounts distributed to Parent Indemnified Parties from the Escrow Fund), (ii) in the case of any breach or inaccuracy of the representations and warranties set forth in Section 3.14 (Intellectual Property), in which case the maximum amount that the Indemnified Parties may recover from each Indemnifying Holder (inclusive of all other claims for Losses pursuant to Section 9.2(a)(i)) shall be limited to such Indemnifying Holder's Indemnity Pro Rata Share of twenty percent (20%) of the Total Consideration (for the avoidance of doubt, inclusive of amounts distributed to Parent Indemnified Parties from the Escrow Fund), and (iii) in the case of any breach of those Company Surviving Representations set forth in Section 9.1(a) (other than with respect to Section 3.14 (Intellectual Property) and Section 3.11 (Tax Matters) or in the case of a claim under Section 9.3 (Tax Indemnification)) or with respect to any breach of a representation or warranty that involves fraud or Willful Misrepresentation.

  The maximum amount that the Indemnified Parties may recover from each Indemnifying Holder under this Article IX shall be limited to such Indemnifying Holder's Indemnity Pro Rata Share of the Total Consideration. Notwithstanding anything contained herein to the contrary, nothing herein shall limit the recovery amount against an Indemnifying Holder for such Indemnifying Holder's fraud or Willful Misrepresentation.

          (c)   The amount of Losses otherwise recoverable under Section 9.2(a) hereof shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar cash payment actually received by the Parent Indemnified Parties from any third party with respect thereto, net of costs of recovery and increased insurance premium resulting from such claims.

          (d)   For the avoidance of doubt, (i) if and solely to the extent any Losses are recovered by a Parent Indemnified Party through the actual payment to such Parent Indemnified Party, the same amount of Losses may not be recovered again by such Parent Indemnified Party by reason of

  Losses being subject to indemnification under more than one provision of this Agreement and (ii) if and solely to the extent that any Losses in connection with an indemnifiable matter were taken into account in connection with calculations of the Estimated Net Working Capital or Transaction Expenses pursuant to Section 2.9, the same amount of Losses may not be recovered under this Article IX, but, in the case of the immediately preceding clauses (i) and (ii), the amount, if any, of Losses that exceed the amount already recovered under clause (i) or already taken into account under clause (ii) shall be recoverable on and subject to the terms and conditions of this Article IX.

          (e)   Subject to specific performance and other equitable remedies, if the First Merger is consummated, the indemnification provisions under this Article IX will be the sole and exclusive remedy of an Indemnified Party attributable to claims under, relating to or arising out of the Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Agreement shall limit any Person's rights or obligations under any agreement other than this Agreement.

        9.5    Claims for Indemnification; Resolution of Conflicts.

          (a)    Making a Claim for Indemnification; Claim Certificate.    An Indemnified Party may seek recovery of Losses pursuant to this Article IX by delivering to the party from which indemnification is sought (the "Indemnifying Party") (or, in the case of any claim against the Indemnifying Holders, the Securityholder Representative) a Claim Certificate in respect of such claim. The date of such delivery of a Claim Certificate is referred to herein as the "Claim Date" of such Claim Certificate (and the claims for indemnification contained therein). For purposes hereof, "Claim Certificate" shall mean a certificate signed by the Securityholder Representative or by any officer of an Indemnified Party (or, in the case of an Indemnified Party who is an individual, signed by such individual): (i) stating that an Indemnified Party has paid, sustained, incurred, or accrued, or reasonably anticipates that it will have to pay, sustain, incur or accrue Losses and including, to the extent reasonably practicable, a non-binding, preliminary estimate of the amounts of such Losses and (ii) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid, sustained, incurred, or accrued, or the basis for such anticipated Liability, and the nature of the indemnifiable matter to which such item is related; provided, that the Claim Certificate need only specify such information to the knowledge of the Securityholder Representative, such officer or such Indemnified Party as of the Claim Date, shall not limit any of the rights or remedies of any Indemnified Party, and may be updated and amended from time to time by the Indemnified Party by delivering an updated or amended Claim Certificate to the Indemnifying Party.

          (b)    Objecting to a Claim for Indemnification.

              (i)  The Indemnified Party may object to a claim for indemnification set forth in a Claim Certificate by delivering to the Indemnified Party seeking indemnification a written statement of objection to the claim made in the Claim Certificate (an "Objection Notice"); provided, that, to be effective, such Objection Notice must (A) be delivered to the Indemnified Party prior to 5:00 p.m. local time on the thirtieth (30th) day following the Claim Date of the Claim Certificate (such deadline, the "Objection Deadline" for such Claim Certificate and the claims for indemnification contained therein) and (B) set forth in reasonable detail the nature of the objections to the claims in respect of which the objection is made.

             (ii)  To the extent the Indemnifying Party does not object in writing (as provided in Section 9.5(b)(i)) to the claims contained in a Claim Certificate prior to the Objection Deadline for such Claim Certificate, such failure to so object shall be an irrevocable acknowledgment by the Indemnifying Party that the Indemnified Party is entitled to the full amount of the claims for Losses set forth in such Claim Certificate (and such entitlement shall be conclusively and irrefutably established) (any such claim, an "Unobjected Claim"). Within thirty (30) days of a claim becoming an Unobjected Claim, the Indemnifying Parties shall make the applicable payment to such Indemnified Party, subject to the limitations set forth in this Article IX.

          (c)    Resolution of Conflicts.    In case the Indemnifying Party timely delivers an Objection Notice in accordance with Section 9.5(b)(i) hereof, the Indemnifying Party and the Indemnified Parties shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Indemnifying Party and the Indemnified Parties reach an agreement, a memorandum setting forth such agreement shall be prepared and signed by all applicable parties (any claims covered by such an agreement, "Settled Claims"). Any amounts required to be paid as a result of a Settled Claim shall be paid by the Indemnifying Party to the Indemnified Parties pursuant to the Settled Claim within thirty (30) days of the applicable claim becoming a Settled Claim, subject to the limitations set forth in this Article IX. If the Indemnifying Party and the Indemnified Parties are unable to reach an agreement, the matter specified in the Objection Claim shall be resolved in any court having jurisdiction over the matter where venue is proper pursuant to Section 11.7 (any claims resolved by such adjudication, "Resolved Claims").

          (d)    Payable and Unresolved Claims.    A "Payable Claim" shall mean a claim for indemnification of Losses against the Indemnifying Holders under this Article IX, to the extent that such claim has not yet been satisfied by release to the Parent Indemnified Party of Parent Common Stock from the Escrow Fund, that is (i) a Resolved Claim, (ii) a Settled Claim, or (iii) an Unobjected Claim. An "Unresolved Claim" shall mean any claim for indemnification of Losses against the Indemnifying Holders under this Article IX specified in any Claim Certificate delivered pursuant to Section 9.5(a), to the extent that such claim is not a Payable Claim and has not been satisfied by release to the Parent Indemnified Party of Parent Common Stock from the Escrow Fund.

          (e)    Escrow Amount Set-off for Losses.

              (i)  Subject to Sections 9.5(a), 9.5(b) and 9.5(c) above and the limitations set forth in this Article IX, by virtue of this Agreement and as partial security for the indemnity obligations provided for in Sections 9.2(a) and 9.2(c) hereof, subject to the terms of this Agreement, the Parent Indemnified Parties shall have the right, and shall be required, in the manner provided in this Section 9.5(e)(i) and Section 9.6, to recover the amount of any Losses with respect to which the Parent Indemnified Parties are entitled to indemnification hereunder first by the release of Parent Common Stock and cash from the Escrow Fund. The number of shares of Parent Common Stock to be released for recovery of any such Losses shall be equal to the quotient (rounded up or down to the nearest whole number, with 0.5 being rounded up) obtained by dividing the amount of such Losses (reduced by the aggregate Indemnity Pro Rata Share of holders of Vested Company Options) by the Parent Stock Price, and the amount of cash to be released for recovery of any such Losses shall be equal to the aggregate Indemnity Pro Rata Share of the holders of Vested Company Options multiplied by such Loss.

             (ii)  On the date any claim becomes a Payable Claim, each Indemnifying Holder's Indemnity Pro Rata Share of the Escrow Amount shall be irrevocably, immediately and ratably reduced by the number of shares of Parent Common Stock and/or cash, as applicable, that corresponds to the amount of such claim (in accordance with the last sentence of Section 9.5(e)(i)) and payment of such number of shares of Parent Common Stock and cash from the Escrow Fund shall be made to the Parent Indemnified Parties in accordance with Section 9.6(b)(i). The dollar equivalent of the aggregate reductions in the Escrow Amount (determined in accordance with the last sentence of Section 9.5(e)(i) and ignoring any decrease in such reductions as a result of the treatment of fractional shares pursuant to the last sentence of Section 9.6(b)(i)) shall reduce the Payable Claims by the same dollar amount.

            (iii)  At the Escrow Release Time, if and to the extent the dollar equivalent (calculated in accordance with the last sentence of Section 9.5(e)(i)) of any Indemnifying Holder's Indemnity Pro Rata Share of the remaining Escrow Amount, after taking into account all reductions and adjustments pursuant to Section 9.5(e)(ii), exceeds the amount of the Unresolved Claims that, if successful, would be payable by such Indemnifying Holder, then such Indemnifying Holder's Indemnity Pro Rata Share of the remaining Escrow Amount shall be reduced by the number of shares of Parent Common Stock that have a value equal to and/or cash equal to, as applicable, the amount of such excess (calculated in accordance with the last sentence of Section 9.5(e)(i)) and a payment of such number of shares of Parent Common Stock (rounded down to the nearest whole share) shall be made from the Escrow Fund in accordance with Section 9.6(b)(ii) to the account specified by the Exchange Agent (who shall then promptly distribute such shares and/or cash to such Indemnifying Holder so that such Indemnifying Holder receives such excess number of shares of Parent Common Stock and/or cash attributable to it, him or her); provided, that (A) no Indemnifying Holder shall be entitled to any fractional share, (B) any fraction of a share of Parent Common Stock to which such Indemnifying Holder would otherwise be entitled shall be paid in cash in accordance with Section 2.8(j), and (C) any shares that would have constituted fractional shares but for clause (B) and which remain undistributed by the Escrow Agent as a result of this proviso shall be returned by the Escrow Agent to Parent.

            (iv)  From and after the Escrow Release Time until each Indemnifying Holder's entire Indemnity Pro Rata Share of the Escrow Amount has been fully depleted pursuant to Sections 9.5(e)(ii) and 9.5(e)(iii) and the last sentence of this Section 9.5(e)(iv), Parent shall promptly deliver to the Securityholder Representative a notice, as each Unresolved Claim (whether or not such Unresolved Claim existed on the Survival Date) becomes resolved as either a Payable Claim or a claim that is not a Payable Claim, of such resolution and either (A) if and to the extent the Unresolved Claim has been resolved as a Payable Claim, Parent shall specify the amount of cash and/or the number of shares of Parent Common Stock, as applicable (valued based on the last sentence of Section 9.5(e)(i) ) by which each Indemnifying Holder's Indemnity Pro Rata Share of the Escrow Amount has been reduced further in accordance with and subject to Section 9.5(e)(ii) as a result of such Unresolved Claim's becoming a Payable Claim or (B) if and to the extent the Unresolved Claim has been resolved as a claim that is not entirely a Payable Claim, specify the positive number of shares of Parent Common Stock (valued based on the last sentence of Section 9.5(e)(i)) and cash, if any, at such time by which the Indemnity Pro Rata Share of the remaining Escrow Amount (after taking into account all reductions and adjustments pursuant to Section 9.5(e)(ii) and all payments pursuant to Section 9.5(e)(iii) and the last sentence of this Section 9.5(e)(iv)), attributable to each Indemnifying Holder whose Indemnity Pro Rata Share of the remaining Escrow Amount would have been reduced if such Unresolved Claim had been entirely a Payable Claim, exceeds the aggregate amount of the remaining Unresolved Claims (including Unresolved Claims that did not exist on the Survival Date) that, if successful, would be payable by such Indemnifying Holder. The Indemnity Pro Rata Share of the Escrow Amount attributable to each such Indemnifying Holder referenced in the preceding clause (B) shall be reduced by a number of shares of Parent Common Stock (valued based on the last sentence of Section 9.5(e)(i)) and/or cash equal to such positive excess amount, if any, specified in accordance with the preceding clause (B) that is attributable to such Indemnifying Holder and a payment shall be paid from the Escrow Fund in accordance with Section 9.6(b)(ii) to the account specified by the Exchange Agent (and the Exchange Agent shall then promptly distribute such shares of Parent Common Stock and/or cash to such Indemnifying Holder referenced in the preceding clause (B) so that such Indemnifying Holder receives a number of shares of Parent Common Stock (valued based on the last sentence of Section 9.5(e)(i)) and/or cash representing such positive excess amount attributable to it, him or her); provided, that (1) no Indemnifying Holder shall be entitled to any fractional share, (2) any fraction of a share of Parent Common Stock to which such Indemnifying Holder would otherwise be entitled shall be paid in cash in accordance with Section 2.8(j), and (3) any shares that that would have constituted fractional shares but for clause (2) and which remain undistributed by the Escrow Agent as a result of this proviso shall be returned by the Escrow Agent to Parent.

        9.6    Escrow Arrangements.

          (a)    Escrow Fund.    At the Closing, Parent will deposit with the Escrow Agent a number of shares of Parent Common Stock (valued at the Parent Stock Price) and cash which shall together equal in value the Escrow Amount, without any act of the Indemnifying Holders, such deposit of the Escrow Amount to constitute an escrow fund to be governed by the terms set forth in the Escrow Agreement.

          (b)    Satisfaction of Claims.

              (i)  If the Escrow Amount attributable to any Indemnifying Holder is to be reduced pursuant to Section 9.5(e)(ii), Parent and the Securityholder Representative shall promptly deliver joint written instructions to the Escrow Agent directing the Escrow Agent to release to the applicable Parent Indemnified Party a number of shares of Parent Common Stock from the Escrow Fund determined in accordance with the provisions of Section 9.5(e); provided, that (A) no fractional shares shall be released to any Parent Indemnified Party pursuant to this Section 9.6(b)(i) and (B) the Parent Indemnified Parties shall have no right to recover any amount of cash in lieu of any fraction of a share of Parent Stock. To the extent that any distribution of shares of Parent Common Stock from the Escrow Fund to a Parent Indemnified Party (other than Parent) would, in the reasonable discretion of Parent, fail to comply with applicable securities laws, then, upon the receipt of notice from Parent, the Escrow Agent shall distribute such shares from the Escrow Fund to Parent and Parent shall pay such Parent Indemnified Party an amount in cash equal to the product of (x) the number of shares of Parent Common Stock to which such Parent Indemnified Party would otherwise be entitled pursuant to this Section 9.6(b)(i) and (y) the last quoted trading price per share of Parent Common Stock on the NYSE on the last day during which Parent Common Stock was available for trading on the NYSE immediately prior to the date of such payment by Parent to such Parent Indemnified Party.

             (ii)  If the Escrow Amount attributable to any Indemnifying Holder is to be reduced pursuant to Section 9.5(e)(iii) or the last sentence of Section 9.5(e)(iv), Parent and the Securityholder Representative shall promptly deliver joint written instructions to the Escrow Agent directing the Escrow Agent to release to the Exchange Agent a number of shares of Parent Common Stock (rounded down to the nearest whole share) and/or cash, as applicable, from the Escrow Fund equal to the amount of such reduction of the Escrow Amount plus a pro rata portion (based on the amount of such reduction of the Escrow Amount relative to the aggregate Escrow Amount as of immediately before such release) of all amounts in the Escrow Fund that exceed the aggregate Escrow Amount as of immediately before such release (i.e., dividends on the Escrow Amount and earnings on any such cash dividends) (and the Exchange Agent shall then promptly distribute such shares of Parent Common Stock to each such Indemnifying Holder so that each such Indemnifying Holder receives such amount attributable to it, him or her); provided, that (A) no fractional shares shall be distributed by the Securityholder Representative to any Indemnifying Holder, (B) any fraction of a share of Parent Common Stock to which such Indemnifying Holder would otherwise be entitled shall be paid in cash in accordance with Section 2.8(j), and (C) any shares that would have constituted fractional shares but for clause (B) and which remain undistributed by the Escrow Agent as a result of this proviso shall be returned by the Escrow Agent to Parent.

        9.7    Third Party Claims.     In the event any Indemnified Party becomes aware of a third-party claim (including any action or proceeding commenced or threatened to be commenced by any third-party) that such Indemnified Party reasonably believes may result in indemnification pursuant to this Article IX, such Indemnified Party shall promptly notify the party from whom indemnification is sought (and the Securityholder Representative, if the Indemnifying Party is the Indemnifying Holders) by delivery of a Claim Certificate and shall also deliver a copy of the Claim Certificate to the Escrow Agent contemporaneously with its delivery to the Securityholder Representative, if the Indemnifying Party is the Indemnifying Holders. The Claim Certificate shall be accompanied by reasonable supporting documentation submitted by the Indemnified Party and shall describe (to the extent known by the Indemnified Party) the facts constituting the basis for such claim and the amount of the claimed Losses; provided, however, that no delay or failure on the part of the Indemnified Party in delivering a Claim Certificate shall relieve the Indemnifying Party from any liability hereunder except to the extent of any damage or liability caused by or arising out of such delay or failure. Within twenty (20) Business Days after receipt of any Claim Certificate, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of the claim referred to therein. If the Indemnifying Party does not elect to so assume control of the defense of such claim, the Indemnified Party may elect to control the defense of such claim with counsel reasonably satisfactory to the Indemnifying Party. The party not controlling the defense of such claim (the "Non-Controlling Party") may participate therein at its own expense. The party controlling the defense of such claim (the "Controlling Party") shall keep the Non-Controlling Party advised of the status of such claim and the defense thereof and shall consider in good faith recommendations made by the Non-Controlling Party with respect thereto. The Non-Controlling Party shall furnish the Controlling Party with such information as it may have with respect to such claim (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such claim. The Securityholder Representative shall not agree to any settlement of, or the entry of any judgment arising from, any such claim without the prior written consent of Parent; provided, however, that the consent of Parent shall not be required with respect to any such settlement of a claim controlled by the Securityholder Representative if the Securityholder Representative agrees in writing that the Indemnifying Holders will be responsible for any and all amounts payable pursuant to such settlement (regardless of any limitation specified in this Article IX) and such settlement or judgment includes a complete release of Parent from further liability and does not contain an admission of liability on the part of Parent and does not involve the imposition of an injunction or other equitable relief on Parent. Notwithstanding the foregoing, the Securityholder Representative shall not be entitled to assume the defense of a third-party claim that (1) seeks non-monetary relief (other than incidental non-monetary relief); (2) involves criminal or quasi-criminal allegations or (3) names the Parent and the indemnifying parties jointly in the complaint. Any settlement by the Parent of such claim that is not consented to by the Securityholder Representative shall not limit the right of the Indemnifying Party to dispute both the Indemnified Party's entitlement to indemnification and the amount for which it is entitled to indemnification in accordance with the provisions of this Article IX.

        9.8    Securityholder Representative.

          (a)   Fortis Advisors LLC is hereby appointed as of the date hereof as the exclusive agent and attorney in fact of the Company Securityholders as the Securityholder Representative for and on behalf of the Company Securityholders to give and receive notices and communications in connection with this Agreement and related matters, including in connection with claims for indemnification under this Article IX and to agree to, negotiate, and enter into settlements, adjustments and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, such claims, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Securityholder Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement. Notwithstanding the foregoing, the Securityholder Representative shall have no obligation to act on behalf of the Company Securityholders, except as expressly provided herein and in the Escrow Agreement, and for purposes of clarity, there are no obligations of the Securityholder Representative in any ancillary agreement, schedule, exhibit or the Company Disclosure Schedule. Such agency may be changed by the Company Securityholders from time to time upon not less than ten (10) days prior written notice to Parent; provided, that the Securityholder Representative may not be removed unless a majority of the Company Securityholders (as determined by the respective Indemnity Pro Rata Shares) agree in writing to such removal and to the identity of the substituted agent. A vacancy in the position of the Securityholder Representative may be filled by a majority of the Company Securityholders (as determined by the respective Indemnity Pro Rata Shares). The immunities and rights to indemnification shall survive the resignation or removal of Securityholder Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement. No bond shall be required of the Securityholder Representative. Notices or communications to or from the Securityholder Representative shall constitute notice to or from the Company Securityholders.

          (b)   Certain Company Securityholders have entered into a letter agreement with the Securityholder Representative to provide direction to the Securityholder Representative in connection with the performance of its services under this Agreement and the Escrow Agreement (such Company Securityholders, including their individual representatives, collectively hereinafter referred to as the "Advisory Group"). Neither the Securityholder Representative (together with its members, managers, directors, officers, contractors, agents and employees) nor any member of the Advisory Group (collectively, the "Securityholder Representative Group"), shall be liable for any act done or omitted hereunder, under the Escrow Agreement or under any Securityholder Representative engagement agreement as the Securityholder Representative while acting in good faith and in the exercise of reasonable judgment. The Company Securityholders shall indemnify and defend the Securityholder Representative Group and hold the Securityholder Representative Group harmless against any Liability, losses, claims, damages, fees, costs, expenses (including fees, disbursements and costs of any skilled professionals and in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement incurred without negligence, willful misconduct or bad faith on the part of the Securityholder Representative Group and arising out of or in connection with the acceptance or administration of the Securityholder Representative Group's duties hereunder under the Escrow Agreement or under any Securityholder Representative engagement agreement, including the reasonable fees and expenses of any legal counsel retained by the Securityholder Representative ("Securityholder Representative Expense"). Any such Securityholder Representative Expenses may be recovered at the election of the Securityholder Representative, at any time from: (i) the Expense Fund; (ii) the Escrow Fund, at such time as remaining amounts would otherwise be distributable to the Indemnifying Holders and to the extent any funds remain in such fund; or (iii) from the Indemnifying Holders directly according to the Indemnity Pro Rata Share of each Indemnifying Holder. The Company Securityholders acknowledge that the Securityholder Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or administration of its duties.

          (c)   By virtue of the approval of the Merger and this Agreement by the Company Securityholders and without any further action of any of the Company Securityholders or the Company, each Company Securityholder: (i) agrees that all actions taken by the Securityholder Representative under this Agreement or the Escrow Agreement shall be binding upon such Company Securityholder and such Company Securityholder's successors as if expressly confirmed and ratified in writing by such Company Securityholder, and (ii) waives any and all defenses which may be available to contest, negate or disaffirm the action of the Securityholder Representative taken in good faith under this Agreement or the Escrow Agreement. A decision, act, consent or instruction of the Securityholder Representative, including an amendment, extension or waiver of this Agreement pursuant to Sections 10.3 and 10.4 hereof, shall constitute a decision of all the Company Securityholders and shall be final, binding and conclusive upon the Indemnifying Parties. The powers, immunities and rights to indemnification granted to the Securityholder Representative and the Advisory Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of the respective Company Securityholder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Company Securityholder of the whole or any fraction of his, her or its interest in the Escrow Fund. Parent is entitled to rely upon any such decision, act, consent or instruction of the Securityholder Representative as being the decision, act, consent or instruction of all the Company Securityholders. Parent is hereby relieved from any Liability to any Person for any acts done by it in accordance with such decision, act, consent or instruction of the Securityholder Representative. The Securityholder Representative shall be entitled to: (i) rely upon the Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Securityholders or other party.

        9.9    Tax Treatment.     Any payment under Section 2.9 or Article IX of this Agreement shall be treated by the parties for U.S. federal, state, local and non-U.S. income Tax purposes as a purchase price adjustment unless otherwise required by applicable law.

ARTICLE X
TERMINATION, AMENDMENT AND WAIVER

        10.1    Termination.     Except as provided in Section 9.2, this Agreement may be terminated and the Merger abandoned at any time prior to the Closing:

          (a)   by mutual agreement of the Company and Parent;

          (b)   by Parent or the Company, if the Closing Date shall not have occurred by 5:00 p.m., Eastern Standard Time, on February 28, 2015 (the "Outside Date"); provided, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any party whose material breach of this Agreement has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes breach of this Agreement;

          (c)   by Parent, if the Agreement and the Merger have not been approved and adopted, pursuant to the Stockholder Consent within one (1) Business Day after the execution of the Agreement;

          (d)   by Parent or the Company, if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction, order or other legal restraint which is in effect and which has the effect of making the Merger illegal;

          (e)   by Parent, if neither Parent nor Merger Subs are in material breach of their obligations under this Agreement and either (i) there has been a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement such that the conditions set forth in Section 7.2(a) would not be satisfied and such breach has not been cured within twenty (20) calendar days after written notice thereof to the Company; provided, that no cure period shall be required for a breach which by its nature cannot be cured or (ii) any of the conditions to Closing in Article VII for the benefit of Parent are incapable of being satisfied on or before the date specified in Section 10.1(b);

          (f)    by the Company, if the Company is not in material breach of its obligations under this Agreement and either (i) there has been a breach of any representation, warranty, covenant or agreement of Parent or Merger Subs contained in this Agreement such that the conditions set forth in Section 7.3(a) would not be satisfied and such breach has not been cured within twenty (20) calendar days after written notice thereof to Parent; provided, that no cure period shall be required for a breach which by its nature cannot be cured or (ii) any of the conditions to Closing in Article VII for the benefit of the Company are incapable of being satisfied on or before the date specified in Section 10.1(b); or

          (g)   by the Company (i) if the Required Parent Shareholder Vote is not obtained at the Parent Stockholders' Meeting or (ii) if the Required Parent Stockholder Vote has not been obtained by February 28, 2015.

        10.2    Effect of Termination.     In the event of termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Parent, the Company or the Company Stockholders, or their respective officers, directors or Stockholders, if applicable; provided, that each party hereto and each Person shall remain liable for any intentional breaches of this Agreement or any Related Agreements prior to its termination; and provided further, that the provisions of Sections 6.2 (Confidentiality), 6.3 (Public Disclosure), Article XI (General Provisions) and this Section 10.2 shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article X.

        10.3    Amendment.     This Agreement may be amended at any time prior to the Effective Time by the parties hereto, by action taken or authorized by their respective boards of directors, whether before or after adoption of this Agreement by the stockholders of the Company or Merger Sub; provided, however, that after any such stockholder adoption of this Agreement, no amendment shall be made to this Agreement that by law requires further approval or authorization by the stockholders of the Company or Merger Subs without such further approval or authorization. This Agreement may not be amended, except by an instrument in writing signed by the parties hereto. For purposes of resolution of disputes and other matters between any Parent Indemnified Parties and one or more Company Securityholders after the Effective Time under Article IX or otherwise, it is understood that the Stockholder Representative shall have the authority to bind all the Company Securityholders.

        10.4    Extension; Waiver.     At any time prior to the Closing, Parent, on the one hand, and the Company and the Securityholder Representative, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. For purposes of this Section 10.4, the Company Stockholders agree that any extension or waiver signed by the Securityholder Representative shall be binding upon and effective against all Company Stockholders whether or not they have signed such extension or waiver. No delay or failure by any party to assert any of its rights or remedies shall constitute a waiver of such rights or remedies.

ARTICLE XI

GENERAL PROVISIONS

        11.1    Notices.     All notices and other communications hereunder shall be in writing and shall be deemed delivered, given and received (a) when delivered in person, (b) when transmitted by facsimile (with written confirmation of completed transmission), (c) on the third (3rd) Business Day following the mailing thereof by certified or registered mail (return receipt requested) or (d) when delivered by an express courier (with written confirmation of delivery) to the parties hereto at the following addresses (or to such other address or facsimile number as such party may have specified in a written notice given to the other parties):

          (a)   if to Parent, to:

      Millennial Media, Inc.
      2400 Boston Street, Suite 201
      Baltimore, MD 21224
      Attention: General Counsel
      Telephone No: (410) 522-8705
      Facsimile No.: (      )    -

      with a copy to:

      Goodwin Procter LLP
      53 State Street
      Exchange Place
      Boston, MA 02109
      Attention: John Egan
      Telephone No: (617) 570-1514
      Facsimile No.: (617) 321-4742

          (b)   if to the Company, to:

      Nexage, Inc.
      101 Arch Street, Suite 1510
      Boston, MA 02110
      Attention: Chief Executive Officer
      Telephone No: (617) 874-5400
      Facsimile No.: (617) 399-9762

      and, if on or before the Closing Date, with a copy to:

      WilmerHale
      60 State Street
      Boston, MA 02109 USA
      Attention: Michael Bain
      Telephone No: (617) 526-6158
      Facsimile No.: (617) 526-5000

          (c)   if to the Securityholder Representative, to:

      Fortis Advisors LLC
      Attention: Notice Department
      Facsimile No.: (858) 408-1843
      Email: notices@fortisrep.com

      with a copy to:

      WilmerHale
      60 State Street
      Boston, MA 02109 USA
      Attention: Michael Bain
      Telephone No: (617) 526-6158
      Facsimile No.: (617) 526-5000

          (d)   If to a Company Stockholder, to his, her or its address and facsimile on the Spreadsheet.

        11.2    Interpretation.     Unless a clear contrary intention appears: (a) the singular number shall include the plural, and vice versa; (b) reference to any gender includes each other gender; (c) reference to any agreement, document or instrument shall mean such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (d) "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation"; (e) all references in this Agreement to "Schedules," "Sections" and "Exhibits" are intended to refer to Schedules, Sections and Exhibits to this Agreement, except as otherwise indicated; (f) the table of contents and headings in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement, and shall not be referred to in connection with the construction or interpretation of this Agreement; (g) "or" is used in the inclusive sense of "and/or"; (h) with respect to the determination of any period of time, "from" shall mean "from and including" and "to" shall mean "to but excluding"; and (i) "hereunder," "hereof," "hereto," and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof. When reference is made in this Agreement to information that has been "made available," "provided to" or "delivered to" Parent or its Representatives, such reference shall include only that information which is readable, printable and otherwise fully accessible to Parent and its Representatives in the Intralinks Project Neptune data room or otherwise delivered in writing by the Company or any of its Representatives to Parent or its outside counsel no later than the date of this Agreement, but at least one (1) Business Day prior to execution hereof.

        11.3    Counterparts.     This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Any signature page delivered electronically or by facsimile (including transmission by Portable Document Format or other fixed image form) shall be binding to the same extent as an original signature page.

        11.4    Entire Agreement; Assignment.     This Agreement, the exhibits hereto, the Company Disclosure Schedule, the Parent Disclosure Schedule and the Related Agreements: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral (including any letter of intent, term sheet or related discussions), among the parties with respect to the subject matter hereof, (b) are not intended to confer upon any other Person any rights or remedies hereunder except that Article IX shall be for the benefit of not only the parties hereto but also each of the Indemnified Parties and Section 6.23 shall be for the benefit of the Company Indemnified Parties, and (c) shall not be assigned by operation of law or otherwise, except that Parent may assign its rights and delegate its obligations hereunder to one or more of its affiliates as long as Parent remains ultimately liable for all of Parent's obligations hereunder.

        11.5    Severability.     If any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

        11.6    Other Remedies.     Except as otherwise set forth herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. Without prejudice to remedies at law, the parties shall be entitled to specific performance or other equitable relief, including injunctive relief, in the event of a breach or threatened breach of this Agreement.

        11.7    Governing Law; Exclusive Jurisdiction.     This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court within New Castle County, State of Delaware, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process. Subject to Section 2.9(b)(ii) hereof, each party agrees not to commence any legal proceedings related hereto except in such courts.

        11.8    WAIVER OF JURY TRIAL.     EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

        11.9    Rules of Construction.     The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

        11.10    No Third Party Beneficiary.     Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective successors and assigns any rights, remedies, or Liabilities under or by reason of this Agreement except that (i) Article IX shall also be for the benefit of the Indemnified Parties and (ii) Section 6.15, from and after (and subject to the occurrence of) the Effective Time, shall be for the benefit of the Company Indemnified Parties.

        11.11    Expenses.     All fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

        11.12    Conflict Waiver.     Notwithstanding that the Company has been represented by Wilmer Cutler Pickering Hale and Dorr LLP (the "Firm") in the preparation, negotiation and execution of this Agreement and the Escrow Agreement, the Parent and the Company agree that after the Closing the Firm may represent the Securityholder Representative, the Indemnifying Holders and/or their affiliates in matters related to this Agreement and the Escrow Agreement, including in respect of any indemnification claims. The Company hereby acknowledges, on behalf of itself and its affiliates, that it has had an opportunity to ask for and has obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation, and it hereby waives any conflict arising out of such future representation.

[Remainder of page intentionally left blank]

        IN WITNESS WHEREOF, Parent, Merger Sub I, Merger Sub II, the Company and the Securityholder Representative have caused this Agreement to be signed, all as of the date first written above.

MILLENNIAL MEDIA, INC.
By:	/s/ MICHAEL BARRETT
	Name:	Michael Barrett
	Title:	CEO & President
NEPTUNE MERGER SUB I, INC.
By:	/s/ HO SHIN
	Name:	Ho Shin
	Title:	President, Secretary & General Counsel
NEPTUNE MERGER SUB II, LLC
By:	/s/ HO SHIN
	Name:	Ho Shin
	Title:	Manager
NEXAGE, INC.
By:	/s/ ERNIE CORMIER
	Name:	Ernie Cormier
	Title:	CEO
FORTIS ADVISORS LLC, as the Securityholder Representative
By:	/s/ RYAN SIMKIN
	Name:	Ryan Simkin
	Title:	Managing Director

[Signature Page to Agreement and Plan of Merger]

EXECUTION VERSION

MILLENNIAL MEDIA

REGISTRATION RIGHTS AGREEMENT

DATED AS OF SEPTEMBER 23, 2014

        THIS REGISTRATION RIGHTS AGREEMENT is dated as of September 23, 2014 (this "Agreement"), by and among Millennial Media, Inc., a Delaware corporation (the "Company"), the parties listed in Exhibit A hereto (the "Sellers") and Fortis Advisors LLC, as the Securityholder Representative (the "Securityholder Representative").

        WHEREAS, the Company, Neptune Merger Sub I, Inc., a Delaware corporation ("Merger Sub I"), Neptune Merger Sub II, LLC, a Delaware limited liability company ("Merger Sub II" and, together with Merger Sub I, the "Merger Subs"), Nexage, Inc., a Delaware corporation ("Nexage"), and the Securityholder Representative, are parties to an Agreement and Plan of Merger, dated as of September 23, 2014 (as it may be amended from time to time, the "Merger Agreement"), pursuant to which, among other things, the Company, the Merger Subs and Nexage intend to effect a reorganization in which, as steps in a single, integrated transaction, (a) Merger Sub I will merge with and into Nexage in accordance with the Merger Agreement and the Delaware General Corporation Law (the "First Merger"), Merger Sub I will cease to exist, and Nexage will become a direct, wholly owned subsidiary of the Company, and (b) as part of the same overall transaction, Nexage will merge with and into Merger Sub II, Nexage will cease to exist, and Merger Sub II will survive as a direct, wholly owned subsidiary of the Company (collectively or in seriatim with the First Merger, as appropriate, the "Merger");

        WHEREAS, all of the issued and outstanding shares of Nexage Common Stock and Nexage Preferred Stock shall, for any Seller who is an Accredited Investor, be converted into a right to receive a number of shares of common stock, par value $0.001 per share, of the Company ("Merger Shares") as provided for in the Merger Agreement; and

        WHEREAS, in connection with the Merger, the Company and the Sellers desire to establish certain rights, terms and conditions in connection with the Merger Shares, effective as of and subject to the occurrence of the Closing.

        NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

        SECTION 1.01. Definitions. As used in this Agreement, the following terms shall have the meanings indicated below:

        "Accredited Investor" shall have the meaning assigned in the Merger Agreement.

        "Agreement" shall have the meaning assigned in the preamble.

        "Blackout Period" shall have the meaning assigned in Section 2.02.

        "Claims" shall have the meaning assigned in Section 2.05(a).

        "Closing" shall have the meaning assigned in the Merger Agreement.

        "Closing Date" shall have the meaning assigned in the Merger Agreement.

        "Company" shall have the meaning assigned in the preamble.

        "Effective Period" shall have the meaning assigned in Section 2.03(a)(iii).

        "Effective Time" shall have the meaning set forth in the Merger Agreement.

        "Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended.

        "Filing Deadline" shall have the meaning assigned in Section 2.01(a).

        "First Merger" shall have the meaning assigned in the recitals.

        "Holder" shall mean a Seller which has executed and delivered a counterpart of this Agreement, for so long as such Seller is the registered owner of any Registrable Shares.

        "Holder's Counsel" shall have the meaning assigned in Section 2.03(a)(i).

        "Merger" shall have the meaning assigned in the recitals.

        "Merger Agreement" shall have the meaning assigned in the recitals.

        "Merger Sub I" shall have the meaning assigned in the recitals.

        "Merger Sub II" shall have the meaning assigned in the recitals.

        "Merger Subs" shall have the meaning assigned in the recitals.

        "Merger Shares" shall have the meaning assigned in the recitals.

        "New York Stock Exchange" shall mean the New York Stock Exchange.

        "Nexage Capital Stock" shall mean the Nexage Common Stock and the Nexage Preferred Stock.

        "Nexage Common Stock" shall mean shares of common stock, par value $0.001 per share, of Nexage.

        "Nexage Preferred Stock" shall mean (a) the Series A Convertible Preferred Stock, par value $0.001 per share, of Nexage and (b) the Series B Convertible Preferred Stock, par value $0.001 per share, of Nexage.

        "Participating Holder" shall mean a Holder who has provided the Required Information prior to the Filing Deadline.

        "Participating Shares" shall mean any Registrable Shares, the registered owner of which is a Participating Holder.

        "Person" shall mean any individual, firm, partnership, corporation, trust, joint venture, association, joint stock company, limited liability company, unincorporated organization or any other entity or organization, including a government or agency or political subdivision thereof, and shall include any successor (by merger or otherwise) of such entity.

        "register," "registered" and "registration" shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration or document pursuant to the Securities Act.

        "Registrable Shares" shall mean (i) any outstanding Merger Shares and (ii) any outstanding shares or other securities issued by the Company directly or indirectly with respect to outstanding Merger Shares by way of dividend, stock split, or distribution; provided, that such securities shall cease to be Registrable Shares after they (w) (A) have been replaced by the Company with the delivery of new certificates not bearing a legend restricting transfer under the Securities Act and (B) may be publicly resold (without volume or method of sale restrictions) without registration under the Securities Act, (x) have been distributed to the public pursuant to an offering registered under the Securities Act (including through an exchange or merger registered on Form S-4), (y) have been sold to the public through a broker, dealer or market maker in compliance with Rule 144 of the regulations promulgated under the Securities Act (or any similar rule then in force) or (z) have ceased to be outstanding.

        "Required Financial Statements" shall have the meaning assigned in the Merger Agreement.

        "Required Information" shall have the meaning assigned in Section 2.01(c).

        "Rule 144" shall mean Rule 144 under the Securities Act (or any similar rule then in force).

        "SEC" shall mean the Securities and Exchange Commission, or any successor agency having jurisdiction to enforce the Securities Act.

        "Securities Act" shall mean the United States Securities Act of 1933, as amended.

        "Securityholder Representative" shall have the meaning assigned in the preamble.

        "Sellers" shall have the meaning assigned in the preamble.

        "Shelf Registration Statement" shall mean a registration statement on Form S-3, or if the Company is not eligible to use Form S-3, a registration statement on Form S-1, in each case for an offering to be made pursuant to Rule 415 under the Securities Act.

        "Warrants" shall mean the warrants to acquire shares of Nexage Preferred Stock.

        All capitalized terms not otherwise defined in this Agreement shall have the meanings assigned thereto in the Merger Agreement.

ARTICLE II
REGISTRATION RIGHTS

        SECTION 2.01. Shelf Registration.

        (a)    Filing.     Subject to the Company's timely receipt of the Required Financial Statements and the Required Information, the Company shall file under the Securities Act as soon as reasonably practicable, but no later than ten (10) calendar days after the Effective Time (the "Filing Deadline"), a Shelf Registration Statement relating to the offer and sale by the Participating Holders from time to time of all the Participating Shares in accordance with the methods of distribution set forth in the Shelf Registration Statement (which shall be limited to sales on the New York Stock Exchange through one or more broker-dealers). Subject to the Company's timely receipt of the Required Financial Statements and the Required Information, the Company agrees to use reasonable best efforts to cause the Shelf Registration Statement to become or be declared effective by the SEC as promptly as practicable after the filing thereof, but in any event, in the case where the Form S-3 is not subject to review by the SEC, such Shelf Registration Statement shall be effective not later than the later of (i) fifteen (15) Business Days following the Effective Date (as defined in the Merger Agreement) and (ii) five (5) Business Days following notification by the staff of the SEC that no review will be performed. Such Shelf Registration Statement, together with any post-effective amendments thereto, shall be the only registration statement required to be filed under this Agreement.

        (b)    Continued Effectiveness.     Subject to the applicability of Blackout Periods, the Company shall use its reasonable best efforts to keep such Shelf Registration Statement continuously effective under the Securities Act in order to permit the prospectus forming a part thereof to be usable by Participating Holders so long as they hold Participating Shares.

        (c)    Required Information.     Each Holder agrees to provide to the Company, prior to the Filing Deadline, but no earlier than the second (2nd) day following the Effective Time, such written information (the "Required Information") regarding itself, all Registrable Shares held by it, and the intended method of disposition of such Registrable Shares, as set forth in Exhibit B. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2.01 with respect to any Registrable Shares held by any Holder (including filing or taking any action to cause to be effective a Shelf Registration Statement) that the Company shall have received the Required Information (with respect to such Holder, all Registrable Shares held by it, and the intended method of disposition of such Registrable Shares), it being understood that each Holder shall consult as appropriate with its own counsel and advisors at its own expense in connection with the completion of the Required Information. For the avoidance of doubt, if any Holder fails to provide the Required Information (with respect to itself, all Registrable Shares held by it, and the intended method of disposition of such Registrable Shares) prior to the Filing Deadline, (i) such Holder shall not be a Participating Holder, (ii) such Holder's Registrable Shares shall not be Participating Shares and (ii) the Company shall have no obligation to file or take any action to cause to be effective a Shelf Registration Statement with respect to any of such Holder's Registrable Shares.

        SECTION 2.02. Blackout Period. Notwithstanding anything in this Agreement to the contrary, the Company shall be entitled to postpone and delay, for a reasonable period of time, from time to time, but in no event more than once during any six (6) month period for up to sixty (60) days (a "Blackout Period"), the filing or effectiveness of any registration statement, and the offer or sale of Participating Shares thereunder to the extent the registration statement has been declared effective, if the Company shall determine that any such filing or the offering or sale of any Participating Shares thereunder would (a) have a material adverse effect on a bona fide business or financing transaction or (b) require disclosure of material non-public information that, if disclosed at such time, would be materially harmful to the Company or its stockholders; provided, however, that the Company shall give written notice to the Participating Holders of its determination to impose a Blackout Period as promptly as practicable and of its determination to lift a Blackout Period. Upon notice by the Company to the Participating Holders of any such determination, each Participating Holder shall keep the fact of any such notice strictly confidential and, during any Blackout Period, promptly halt any offer, sale, trading or transfer by it of any Participating Shares pursuant to the Shelf Registration Statement for the duration of the Blackout Period set forth in such notice (or until such Blackout Period shall be earlier terminated in writing by the Company) and promptly halt any use, publication, dissemination or distribution of any prospectus or prospectus supplement covering any Participating Shares for the duration of the Blackout Period and, if so directed by the Company, shall deliver to the Company any copies then in its possession of any such prospectus or prospectus supplement.

        SECTION 2.03. Registration Procedures.

        (a)   Without limiting the rights of the Company under Section 2.02, in connection with a registration statement prepared pursuant to Section 2.01 pursuant to which Participating Shares will be offered and sold, the Company shall use reasonable best efforts to:

          (i)    furnish to the Participating Holders and, if any, any single legal counsel designated by the majority of Participating Holders ("Holder's Counsel"), draft copies of such registration statement or prospectus or any amendments or supplements thereto (but excluding all documents incorporated or deemed incorporated therein by reference) proposed to be filed at least three (3) calendar days prior to such filing;

          (ii)   cause such registration statement to comply as to form in all material respects with the requirements of the applicable form;

          (iii)  keep such registration statement effective until such time as all of the securities covered thereby cease to be either Participating Shares or held by the Participating Holders (the "Effective Period"), to prepare and file with the SEC such amendments, post-effective amendments and supplements to such registration statement and the prospectus as may be reasonably requested by the Participating Holders of a majority of the Participating Shares or by any Participating Holder (to the extent such request relates to information relating to or provided by such Participating Holder) or as may be necessary to maintain the effectiveness of such registration for the Effective Period and cause the prospectus (and any amendments or supplements thereto) to be filed with the SEC;

          (iv)  cause all Participating Shares covered by such registration statement to be listed on the New York Stock Exchange or on the principal securities exchange or interdealer quotation system on which the Common Stock is then listed or quoted;

          (v)   notify promptly the Participating Holders after becoming aware of any of the events described in sub-clauses (A) through (E) of this paragraph (v), to provide the Participating Holders copies of the relevant documentation (if requested), and in the case of sub-clauses (B) through (E), to provide the Participating Holders an opportunity to review and comment on the Company's response thereto: (A) when such registration statement or any related prospectus or any amendment or supplement thereto has been filed, and, with respect to such registration statement or any post-effective amendment, when the same has become effective, (B) of any request by the SEC or any United States state securities authority for amendments or supplements to such registration statement or the related prospectus or for additional information (other than comment letters relating to the documents incorporated or deemed incorporated therein by reference), (C) of the issuance by the SEC of any stop order suspending the effectiveness of such registration statement or the initiation of any proceedings for that purpose, (D) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Participating Shares for sale in any jurisdiction or the initiation of any proceeding for such purpose or (E) during the Effective Period, of the happening of any event or the existence of any fact which makes any statement in such registration statement or any post-effective amendment thereto, prospectus or any amendment or supplement thereto, or any document incorporated therein by reference untrue in any material respect or which requires the making of any changes in such registration statement or post-effective amendment thereto or any prospectus or amendment or supplement thereto so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

          (vi)  during the Effective Period, obtain the withdrawal of any stop order or other order enjoining or suspending the use or effectiveness of such registration statement or any post-effective amendment thereto or the lifting of any suspension of the qualification of any of the Participating Shares for sale in any jurisdiction;

          (vii) (A) deliver promptly to the Participating Holders, upon written request therefor, copies of all correspondence between the SEC and the Company, its counsel or auditors including any comment and response letters with respect to such registration statement (but excluding any comment and response letters relating to any documents incorporated or deemed incorporated by reference into such registration statement) and (B) subject to customary confidentiality agreements, permit the Participating Holders or their representatives to conduct, at their sole expense, such investigation with respect to information contained in or omitted from such registration statement as they deem reasonably necessary for the purpose of conducting customary due diligence with respect to the Company; provided, that any such investigation shall not interfere unreasonably with the Company's business;

          (viii)  provide and cause to be maintained a transfer agent and registrar for all Participating Shares covered by such registration statement not later than the effective date of such registration statement; and

          (ix)  cooperate with the Participating Holders to facilitate the timely preparation and delivery of certificates representing the Participating Shares to be sold under such registration statement in a form eligible for deposit with the Depository Trust Company and not subject to any stop transfer order with any transfer agent (which certificates shall have any restrictive legends removed promptly following (A) such sale and (B) receipt by the Company of a "prospectus" letter from the broker and such other information as the Company may reasonably request with respect to such sale) and cause such Participating Shares to be issued in such denominations and registered in such names as instructed by the Participating Holders.

        (b)   Nothing in this Agreement shall require the Company to (i) qualify to do business as a foreign corporation in any jurisdiction where it would not otherwise be required to be so qualified, (ii) execute or file any general consent to service of process under the laws of any jurisdiction, (iii) take any action that would subject it to service of process in suits other than those arising out of the offer and sale of Participating Shares covered by a registration statement prepared pursuant to Section 2.01 in any jurisdiction where it is not already subject to service of process, or (iv) subject itself to taxation in any jurisdiction where it would not otherwise be obligated to do so.

        (c)   In the event that the Company would be required, pursuant to Section 2.03(a)(v)(E), to notify the Participating Holders of the happening of any event specified therein, the Company shall as promptly as practicable, prepare and furnish to each such Participating Holder a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to purchasers of Participating Shares that have been registered pursuant to this Agreement, such prospectus shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Participating Holder agrees that, upon receipt of any notice from the Company pursuant to Section 2.03(a)(v)(E), it shall, and shall cause its sales or placement agent or agents for the Participating Shares to forthwith discontinue disposition of such Participating Shares pursuant to the Shelf Registration Statement until such Person shall have received copies of such amended or supplemented prospectus and, if so directed by the Company, to destroy all copies, other than permanent file copies, then in its possession of the prospectus (prior to such amendment or supplement) covering such Participating Shares as soon as practicable after each Participating Holder's receipt of such notice.

        (d)   Each Holder shall furnish to the Company in writing such information regarding such Holder and its intended method of distribution of the Participating Shares as the Company may from time to time reasonably request in writing, including to the extent that such information is required in order for the Company to comply with its obligations under all applicable securities and other laws and to ensure that the prospectus relating to such Participating Shares conforms to the applicable requirements of the Securities Act and the rules and regulations thereunder. Each Holder shall notify the Company of any inaccuracy or change in information previously furnished by such Holder to the Company or of the occurrence of any event, in either case as a result of which any prospectus relating to the Participating Shares contains or would contain an untrue statement of a material fact or omits to state any material fact with respect to such Holder required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and promptly furnish to the Company any additional information required to correct and update any previously furnished information or required so that such prospectus shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

        SECTION 2.04. Registration Expenses. The Company shall pay the fees and disbursements of the Company's counsel and accountants in connection with any registration of any Participating Shares and all registration and filing fees and printing costs; provided, that the Holders shall pay the fees and expenses of their own counsel and each Holder shall bear all agent fees and commissions and transfer and other taxes associated with the sale of Registrable Shares by such Holder.

        SECTION 2.05. Indemnification; Contribution.

        (a)   The Company shall, and hereby agrees to, indemnify and hold harmless each Participating Holder and its partners, members, directors, officers, employees and controlling Persons, if any, in any offering or sale of the Participating Shares pursuant to a registration statement hereunder, against any losses, claims, damages (including reasonable attorney's fees) or liabilities, actions or proceedings (whether commenced or threatened) in respect thereof and expenses (including reasonable fees of counsel) (collectively, "Claims") to which each such indemnified party may become subject (and the Company will pay to each such Participating Holder or other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any Claim as such expenses are incurred), insofar as such Claims (including any amounts paid in settlement effected with the consent of the Company as provided herein), or actions or proceedings in respect thereof, arise out of or are based upon (i) an untrue statement or alleged untrue statement of a material fact contained in any registration statement, or any preliminary or final prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by reference therein, (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in each case in light of the circumstances in which they were made, not misleading or (iii) any violation or alleged violating by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law; provided, that the Company shall not be liable to any such Participating Holder in any such case to the extent that any such Claims arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, or preliminary or final prospectus, or amendment or supplement thereto, in reliance upon and in conformity with written information furnished to the Company by the Participating Holder with respect to such Participating Holder expressly for use therein, or by such Participating Holder's failure to furnish the Company, upon request, with the information with respect to such Participating Holder, or such Participating Holder's intended method of distribution, that is the subject of the untrue statement or omission, or if such Participating Holder sold securities to the Person alleging such Claims without sending or giving, at or prior to the written confirmation of such sale, a copy of the applicable prospectus (excluding any documents incorporated by reference therein) or of the applicable prospectus, as then amended or supplemented (excluding any documents incorporated by reference therein), if the Company had previously furnished copies thereof to the Participating Holders, and such prospectus corrected such untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement.

        (b)   Each Participating Holder, severally and not jointly, shall, and hereby agrees to, indemnify and hold harmless the Company, its directors, officers, employees and controlling Persons, if any, in any offering or sale of Participating Shares pursuant to a registration statement hereunder, against any Claims to which each such indemnified party may become subject, insofar as such Claims (including any amounts paid in settlement as provided herein), or actions or proceedings in respect thereof, arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement, or any preliminary or final prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by reference therein, or arise out of or are based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Participating Holder with respect to such Participating Holder expressly for use therein; provided, that in no event shall any indemnity under this Section 2.05 exceed the gross proceeds from the offering received by such Participating Holder unless such liability arises out of or is based on fraud or willful misconduct by such Participating Holder.

        (c)   Promptly after receipt by an indemnified party under Section 2.05(a) or Section 2.05(b) of written notice of the commencement of any action or proceeding for which indemnification under Section 2.05(a) or Section 2.05(b) may be requested, such indemnified party shall notify such indemnifying party in writing of the commencement of such action or proceeding. In case any such action or proceeding shall be brought against any indemnified party and it shall notify an indemnifying party of the commencement thereof, such indemnifying party shall be entitled to participate therein and, to the extent that it shall determine, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, such indemnifying party shall not be liable to such indemnified party for any legal or any other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that (i) if the indemnifying party fails to take reasonable steps necessary to defend diligently the action or proceeding within twenty (20) days after receiving notice from such indemnified party that the indemnified party believes it has failed to do so; (ii) if such indemnified party who is a defendant in any action or proceeding which is also brought against the indemnifying party reasonably shall have concluded that there may be one or more legal defenses available to such indemnified party which are not available to the indemnifying party; or (iii) if representation of both parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct, then, in any such case, the indemnified party shall have the right to assume or continue its own defense as set forth above (but with no more than one firm of counsel for all indemnified parties) and the indemnifying party shall be liable for any expenses therefor (including, without limitation, any such reasonable counsel's fees). If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it will not be obligated to pay the fees and expenses of more than one counsel for each indemnified party with respect to such claim. The indemnifying party will not be subject to any liability for any settlement made without its consent, which shall not be unreasonably withheld, conditioned or delayed. No indemnifying party shall, without the prior written consent of the indemnified party (which shall not be unreasonably withheld, conditioned or delayed), compromise or consent to entry of any judgment or enter into any settlement agreement with respect to any action or proceeding in respect of which indemnification is sought under Section 2.05(a) or Section 2.05(b) (whether or not the indemnified party is an actual or potential party thereto), unless such compromise, consent or settlement is solely for monetary damages and includes an unconditional release of the indemnified party from all liability in respect of such claim or litigation, and does not include a statement or admission of fault, culpability or a failure to act, by or on behalf of the indemnified party.

        (d)   The Participating Holders and the Company agree that if, for any reason, the indemnification provisions contemplated by Section 2.05(a) or Section 2.05(b) hereof are unavailable to or are insufficient to hold harmless an indemnified party in respect of any Claims referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such Claims in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other hand, with respect to the applicable offering of securities. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or by such indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. If, however, the allocation in the first sentence of this Section 2.05(d) is not permitted by applicable law, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative fault, but also the relative benefits of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The parties hereto agree that it would not be just and equitable if contributions pursuant to this Section 2.05(d) were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the preceding sentences of this Section 2.05(d). Notwithstanding any of the foregoing, in no event shall any contribution by any Participating Holder under this Section 2.05(d), when combined with any amounts payable or paid by such Participating Holder under Section 2.05(b), exceed the gross proceeds from the offering received by such Participating Holder, unless such liability arises out of or is based on fraud or willful misconduct by such Participating Holder. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

        SECTION 2.06. Rule 144 Reporting. With a view to making available to the Holders the benefits of certain rules and regulations of the SEC that may permit the sale of the Registrable Shares to the public without registration, the Company agrees to use its reasonable best efforts to:

        (a)   make and keep current public information available, within the meaning of Rule 144 or any similar or analogous rule promulgated under the Securities Act, at all times that it is subject to the reporting requirements of the Exchange Act;

        (b)   file with the SEC, in a timely manner, all reports and other documents required under the Securities Act and Exchange Act (at all times that it is subject to such reporting requirements); and

        (c)   so long as any party hereto owns any Registrable Shares, furnish to such Person forthwith upon written request (i) a written statement as to its compliance with the current information requirements of Rule 144 to the extent applicable and (ii) such reports and documents as such Person may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.

        SECTION 2.07. Grant of Registration Rights to Third Parties. Nothing in this Agreement shall limit the Company's ability to grant to any third party, in its sole and absolute discretion, rights with respect to the registration of any securities issued or to be issued by the Company.

ARTICLE III
MISCELLANEOUS

        SECTION 3.01. Effectiveness. The terms and conditions set forth in this Agreement shall become effective as of the Effective Time and shall continue in effect until all the Merger Shares (and any outstanding shares or other securities issued by the Company directly or indirectly with respect to such Merger Shares by way of dividend, stock split, or distribution) have either ceased to be Registrable Shares or ceased to be held by the Sellers. If for any reason the Merger Agreement validly terminates without a Closing having occurred, then this Agreement shall be of no force or effect and there shall not be any liabilities of any kind hereunder.

        SECTION 3.02. Successors and Assigns; Third Party Beneficiaries.

        (a)   This Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the Company and by the Sellers and their respective successors and permitted assigns, and no term or provision of this Agreement is for the benefit of, or intended to create any obligations to, any other Person. Except as set forth in Section 3.02(b), this Agreement shall not be assigned and no obligations hereunder may be transferred by any party hereto. Any attempted assignment or transfer, which does not comply with the provisions of this Section 3.02, shall be null and void ab initio. This Agreement shall be binding upon a party hereto only upon the manual execution and delivery (which delivery may be by telecopy or facsimile or electronic mail) of a signature page to a counterpart hereto.

        (b)   The rights to cause the Company to register Participating Shares pursuant to Article II may be assigned prior to the Filing Deadline (but only with all related obligations) by a Holder to a transferee or assignee of such securities that (i) is an affiliate, subsidiary, parent, member, retired member partner, limited partner, retired partner or stockholder of a Holder, or (ii) is a Holder's family member or trust for the benefit of an individual Holder; provided, that: (w) the Company is, within a reasonable time after such transfer (and prior to the Filing Deadline), furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; (x) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement by executing and delivering to the Company a Joinder Agreement in the form attached hereto as Exhibit C; (y) no such assignment shall require the Company to include any Registrable Shares in any Shelf Registration Statement except as provided in Article II; and (z) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Securities Act.

        SECTION 3.03. Amendments; Waiver. This Agreement may be amended only by an agreement in writing executed by the Company and the Securityholder Representative. Any such amendment shall be binding on all the Sellers, whether or not they execute such amendment. Either party may waive in whole or in part any benefit or right provided to it under this Agreement, such waiver being effective only if contained in a writing executed by the waiving party. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon breach thereof shall constitute a waiver of any such breach or of any other covenant, duty, agreement or condition, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

        SECTION 3.04. Notices. All notices and communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or delivered by registered or certified mail, return receipt requested, or if sent by telecopier or email, provided, that the telecopy or email is promptly confirmed by telephone confirmation thereof, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

if to the Company:	Millennial Media, Inc. 2400 Boston Street, Suite 201 Baltimore, MD 21224 Attention: General Counsel Facsimile:
if to the Sellers:	To the Securityholder Representative as provided in the Merger Agreement.

        SECTION 3.05. Governing Law; Exclusive Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court within New Castle County, State of Delaware, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process. Each, each party agrees not to commence any legal proceedings related hereto except in such courts.

        SECTION 3.06. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

        SECTION 3.07. Headings. The heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.

        SECTION 3.08. Integration. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

        SECTION 3.09. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

        SECTION 3.10. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement.

        SECTION 3.11. Securityholder Representative. The Sellers and Securityholder Representative acknowledge that the provisions of Section 9.8 of the Merger Agreement shall govern their relationship under this Agreement mutatis mutandis.

* * *

        IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

MILLENNIAL MEDIA, INC.
By:	/s/ MICHAEL BARRETT
	Name:	Michael Barrett
	Title:	CEO & President
FORTIS ADVISORS LLC
By:	/s/ RYAN SIMKIN
	Name:	Ryan Simkin
	Title:	Managing Director